Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Financial Statements

June 30, 2019 and 2018

KB Financial Group Inc. and Subsidiaries

Index

June 30, 2019 and 2018

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KB Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at June 30, 2019, and the related consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2019 and 2018, and consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2019 and 2018, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2018, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 12, 2019. The consolidated statement of financial position as at December 31, 2018, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2018.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

August 14, 2019

This report is effective as of August 14, 2019, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2019 and December 31, 2018

(in millions of Korean won)	Notes	June 30, 2019 (Unaudited)		December 31, 2018
Assets
Cash and due from financial institutions	4,6,7,37	~~W~~	22,521,290	~~W~~	20,274,490
Financial assets at fair value through profit or loss	4,6,11		48,711,872		50,987,847
Derivative financial assets	4,6,8		2,891,518		2,025,962
Loans at amortized cost	4,6,9,10		324,900,461		319,201,603
Financial investments	4,6,11		64,290,715		61,665,094
Investments in associates and joint ventures	12		526,937		504,932
Property and equipment	13		4,907,014		4,272,127
Investment property	13		2,591,919		2,119,811
Intangible assets	14		2,713,678		2,755,783
Current income tax assets	32		19,310		10,004
Deferred income tax assets	15,32		4,338		4,158
Assets held for sale	16		13,084		16,952
Other assets	4,6,17		24,086,930		15,749,535

Total assets		~~W~~	498,179,066	~~W~~	479,588,298

Liabilities
Financial liabilities at fair value through profit or loss	4,6,18	~~W~~	17,282,640	~~W~~	15,326,859
Derivative financial liabilities	4,6,8		3,257,205		2,901,247
Deposits	4,6,19		288,423,297		276,770,449
Debts	4,6,20		30,219,021		33,004,834
Debentures	4,6,21		50,851,003		53,278,697
Provisions	22		536,814		525,859
Net defined benefit liabilities	23		338,239		262,213
Current income tax liabilities	32		326,248		698,634
Deferred income tax liabilities	15,32		836,954		492,534
Insurance contract liabilities	36		34,226,218		33,412,949
Other liabilities	4,6,24		34,679,117		27,200,996

Total liabilities			460,976,756		443,875,271

Equity
Share capital	25		2,090,558		2,090,558
Hybrid securities	25		399,085		—
Capital surplus	25		17,123,338		17,121,660
Accumulated other comprehensive income	25,34		476,423		177,806
Retained earnings	25		18,338,999		17,282,441
Treasury shares	25		(1,236,188)		(968,549)

Equity attributable to shareholders of the parent company			37,192,215		35,703,916
Non-controlling interests			10,095		9,111

Total equity			37,202,310		35,713,027

Total liabilities and equity		~~W~~	498,179,066	~~W~~	479,588,298

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2019 and 2018

		2019				2018
(In millions of Korean won, except per share amounts)	Notes	(Unaudited)				(Unaudited)
		Three months		Six months		Three months		Six months
Interest income		~~W~~	3,693,946	~~W~~	7,340,389	~~W~~	3,363,247	~~W~~	6,558,014
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			3,509,863		6,973,537		3,181,988		6,211,858
Interest income from financial instruments at fair value through profit or loss			184,083		366,852		181,259		346,156
Interest expense			(1,396,845)		(2,791,222)		(1,166,878)		(2,217,859)

Net interest income	5,26		2,297,101		4,549,167		2,196,369		4,340,155

Fee and commission income			965,765		1,877,476		959,389		1,928,887
Fee and commission expense			(380,734)		(741,798)		(363,602)		(704,178)

Net fee and commission income	5,27		585,031		1,135,678		595,787		1,224,709

Insurance income			3,028,408		6,156,219		2,988,321		5,996,109
Insurance expense			(2,906,613)		(5,925,641)		(2,815,938)		(5,675,090)

Net Insurance Income	5,36		121,795		230,578		172,383		321,019

Net gains on financial instruments at fair value through profit or loss before applying overlay approach			251,667		524,263		107,166		100,627
Net overlay adjustments			(122,254)		(195,178)		33,953		116,091

Net gains on financial assets/liabilities at fair value through profit or loss	5,28		129,413		329,085		141,119		216,718

Net other operating expenses	5,29		(234,183)		(480,511)		(312,834)		(526,385)

General and administrative expenses	5,23,30		(1,486,967)		(3,000,845)		(1,352,027)		(2,743,731)

Operating profit before provision for credit losses	5		1,412,190		2,763,152		1,440,797		2,832,485
Provision for credit losses	5,7,10,11,17,22		(102,032)		(293,745)		(116,792)		(281,329)

Net operating income	5		1,310,158		2,469,407		1,324,005		2,551,156

Share of profit of associates and joint ventures	5,12		578		4,782		4,452		12,722
Net other non-operating income	5,31		48,069		50,559		(25,351)		82,646

Net non-operating income/(loss)			48,647		55,341		(20,899)		95,368

Profit before income tax	5		1,358,805		2,524,748		1,303,106		2,646,524
Income tax expense	5,32		(367,338)		(687,351)		(356,309)		(731,338)

Profit for the period	5		991,467		1,837,397		946,797		1,915,186

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23		(1,703)		(4,738)		(3,895)		(2,537)
Revaluation gains/(losses) on equity instruments at fair value through other comprehensive income			(63,683)		(32,490)		(37,049)		1,359
Fair value changes on financial liabilities designated at fair value due to own credit risk			(9,940)		(21,930)		500		4,349

			(75,326)		(59,158)		(40,444)		3,171

Items that may be subsequently reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations			21,627		55,306		58,521		73,442
Net gains on debt instruments at fair value through other comprehensive income			94,299		151,531		46,776		23,486
Shares of other comprehensive income of associates			2,697		5,935		(194)		(2,173)
Cash flow hedges			(19,654)		(38,358)		(654)		9,388
Gains/(losses) on hedges of a net investment in a foreign operation			(4,679)		(8,026)		(32,230)		(30,669)
Other comprehensive income arising from separate account			16,048		32,070		7,283		8,641
Net overlay adjustments	36		89,497		141,276		(24,474)		(84,000)

			199,835		339,734		55,028		(1,885)

Other comprehensive income for the period, net of tax			124,509		280,576		14,584		1,286

Total comprehensive income for the period		~~W~~	1,115,976	~~W~~	2,117,973	~~W~~	961,381	~~W~~	1,916,472

Profit attributable to:
Shareholders of the Parent Company	5	~~W~~	991,192	~~W~~	1,836,844	~~W~~	946,751	~~W~~	1,914,983
Non-controlling interests	5		275		553		46		203

	5	~~W~~	991,467	~~W~~	1,837,397	~~W~~	946,797	~~W~~	1,915,186

Total comprehensive income for the period attributable to:
Shareholders of the Parent Company		~~W~~	1,115,518	~~W~~	2,117,052	~~W~~	961,242	~~W~~	1,916,263
Non-controlling interests			458		921		139		209

		~~W~~	1,115,976	~~W~~	2,117,973	~~W~~	961,381	~~W~~	1,916,472

Earnings per share	35
Basic earnings per share		~~W~~	2,534	~~W~~	4,678	~~W~~	2,389	~~W~~	4,826
Diluted earnings per share			2,518		4,647		2,376		4,796

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Six-Month Periods Ended June 31, 2019 and 2018

	Equity attributable to the subsidiaries of the Parent Company
(in millions of Korean won)	Share Capital		Hybrid Securities		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Non-controlling Interests		Total Equity
Balance at January 1, 2018	~~W~~	2,090,558	~~W~~	—	~~W~~	17,122,228	~~W~~	537,668	~~W~~	15,044,204	~~W~~	(755,973)	~~W~~	6,144	~~W~~	34,044,829

The effect of changing of accounting policy		—		—		—		(349,476)		(72,102)		—		—		(421,578)
Balance after reflecting the effect of accounting policy		2,090,558		—		17,122,228		188,192		14,972,102		(755,973)		6,144		33,623,251

Comprehensive income
Profit for the period		—		—		—		—		1,914,983		—		203		1,915,186
Remeasurements of net defined benefit liabilities		—		—		—		(2,537)		—		—		—		(2,537)
Exchange differences on translating foreign operations		—		—		—		73,436		—		—		6		73,442
Net gains on financial instruments at fair value through other comprehensive income		—		—		—		24,845		—		—		—		24,845
Shares of other comprehensive income (loss) of associates and joint ventures		—		—		—		(2,173)		—		—		—		(2,173)
Cash flow hedges		—		—		—		9,388		—		—		—		9,388
Losses on hedges of a net investment in a foreign operation		—		—		—		(30,669)		—		—		—		(30,669)
Other comprehensive income(loss) arising from separate account		—		—		—		8,641		—		—		—		8,641
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		4,349		—		—		—		4,349
Net overlay adjustments		—		—		—		(84,000)		—		—		—		(84,000)

Total comprehensive income		—		—		—		1,280		1,914,983		—		209		1,916,472

Transactions with shareholders
Dividends paid to shareholders of the Parent Company		—		—		—		—		(766,728)		—		—		(766,728)
Acquisition of treasury shares		—		—		—		—		—		(180,221)		—		(180,221)
Others		—		—		741		—		—		—		—		741

Total transactions with shareholders		—		—		741		—		(766,728)		(180,221)		—		(946,208)

Balance at June 30, 2018 (Unaudited)	~~W~~	2,090,558	~~W~~	—	~~W~~	17,122,969	~~W~~	189,472	~~W~~	16,120,357	~~W~~	(936,194)	~~W~~	6,353	~~W~~	34,593,515

Balance at January 1, 2019	~~W~~	2,090,558	~~W~~	—	~~W~~	17,121,660	~~W~~	177,806	~~W~~	17,282,441	~~W~~	(968,549)	~~W~~	9,111	~~W~~	35,713,027

Comprehensive income
Profit for the period		—		—		—		—		1,836,844		—		553		1,837,397
Remeasurements of net defined benefit liabilities		—		—		—		(4,738)		—		—		—		(4,738)
Exchange differences		—		—		—		54,938		—		—		368		55,306
Net gains on financial instruments at fair value through other comprehensive income and reclassification to retained earnings		—		—		—		137,450		(18,409)		—		—		119,041
Shares of other comprehensive income of associates and joint ventures		—		—		—		5,935		—		—		—		5,935
Cash flow hedges		—		—		—		(38,358)		—		—		—		(38,358)
Losses on hedges of a net investment in a foreign operation		—		—		—		(8,026)		—		—		—		(8,026)
Other comprehensive income arising from separate account		—		—		—		32,070		—		—		—		32,070
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		(21,930)		—		—		—		(21,930)
Net overlay adjustments		—		—		—		141,276		—		—		—		141,276

Total comprehensive income		—		—		—		298,617		1,818,435		—		921		2,117,973

Transactions with shareholders
Dividends paid to shareholders of the Parent Company		—		—		—		—		(759,736)		—		—		(759,736)
Issuance of hybrid securities		—		399,085		—		—		—		—		—		399,085
Dividends on hybrid securities		—		—		—		—		(2,141)		—		—		(2,141)
Acquisition of treasury shares		—		—		—		—		—		(267,639)		—		(267,639)
Others		—		—		1,678		—		—		—		63		1,741

Total transactions with shareholders		—		399,085		1,678		—		(761,877)		(267,639)		63		(628,690)

Balance at June 30, 2019 (Unaudited)	~~W~~	2,090,558	~~W~~	399,085	~~W~~	17,123,338	~~W~~	476,423	~~W~~	18,338,999	~~W~~	(1,236,188)	~~W~~	10,095	~~W~~	37,202,310

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2019 and 2018

		2019		2018
(in millions of Korean won)	Note	(Unaudited)		(Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	1,837,397	~~W~~	1,915,186

Adjustment for non-cash items
Net loss (gain) on financial assets/liabilities at fair value through profit or loss			(104,778)		24,769
Net loss (gain) on derivative financial instruments for hedging purposes			(10,785)		183,865
Adjustment of fair value of derivative financial instruments			(737)		1,134
Provision for credit losses			293,745		281,329
Net loss (gain) on financial investments			(96,935)		(26,554)
Share of profit of associates and joint ventures			(4,782)		(12,722)
Depreciation and amortization expense			363,094		178,051
Depreciation and amortization expense on VOBA			98,808		109,877
Other net losses (gains) on property and equipment/intangible assets			(25,503)		(146,123)
Share-based payments			13,327		1,816
Policy reserve appropriation			803,320		929,760
Post-employment benefits			114,629		109,671
Net interest expense			186,885		148,025
Loss (gain) on foreign currency translation			5,709		(147,721)
Other non-cash items			199,028		63,124

			1,835,025		1,698,301

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			3,569,710		(7,444,814)
Derivative financial instruments			(282,903)		103,657
Loans at fair value through other comprehensive income			8,806		—
Loans at amortized cost			(5,720,150)		(14,876,364)
Current income tax assets			(9,306)		(7,924)
Deferred income tax assets			174		2,449
Other assets			(11,506,425)		(6,306,325)
Financial liabilities at fair value through profit or loss			1,474,193		2,368,488
Deposits			11,270,604		9,160,105
Tax liabilities for current period			(372,386)		53,567
Deferred income tax liabilities			249,145		143,641
Other liabilities			6,976,272		4,328,863

			5,657,734		(12,474,657)

Net cash inflow (outflow) from operating activities			9,330,156		(8,861,170)

Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			(107,293)		55,506
Disposal of financial asset at fair value through profit or loss			6,186,775		5,472,537
Acquisition of financial asset at fair value through profit or loss			(6,598,127)		(3,293,235)
Disposal of financial investments			42,122,954		22,743,677
Acquisition of financial investments			(44,335,453)		(25,872,100)
Disposal in investments in associates and joint ventures			9,670		18,668
Acquisition of investments in associates and joint ventures			(19,028)		(32,273)
Disposal of property and equipment			19,756		313
Acquisition of property and equipment			(226,683)		(101,542)
Disposal of investment property			69,053		142,044
Acquisition of investment property			(486,236)		(899,330)
Disposal of intangible assets			851		8,084
Acquisition of intangible assets			(98,666)		(64,540)
Net cash flows from the change in subsidiaries			(134,968)		202,093
Others			58,011		232,907

Net cash outflow from investing activities			(3,539,384)		(1,387,191)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(14,483)		123,548
Net increase (decrease) in debts			(3,299,433)		3,580,730
Increase in debentures			47,270,138		66,898,461
Decrease in debentures			(49,945,328)		(62,518,143)
Increase (decrease) in other payables from trust accounts			(98,727)		680,890
Dividends paid to shareholders of the Parent Company			(759,736)		(766,728)
Acquisition of treasury shares			(269,219)		(199,023)
Issuance of hybrid securities			399,085		—
Principal elements of lease payments			(116,569)		—
Others			58,882		(151,288)

Net cash inflow (outflow) from financing activities			(6,775,390)		7,648,447

Effect of exchange rate changes on cash and cash equivalents			95,553		24,278

Net decrease in cash and cash equivalents			(889,065)		(2,575,636)
Cash and cash equivalents at the beginning of the period	37		6,642,816		8,404,898

Cash and cash equivalents at the end of the period	37	~~W~~	5,753,751	~~W~~	5,829,262

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017. KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017.

The Parent Company’s share capital as of June 30, 2019, is ~~W~~ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group’s consolidated interim financial statements for the six-month period ended June 30, 2019 were prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as at June 30, 2019.

The Group recognized an amount of services to customers as expenses in previous interim but recognized as the reduction of revenue in accordance with Korean IFRS 1115 Revenue from Contracts with Customers. Accordingly, certain accounts reported in the consolidated statements of comprehensive income for the six-month period ended June 30, 2018 have been reclassified to facilitate the comparison with the consolidated statements of comprehensive income for the six-month period ended June 30, 2019. The reclassification of the accounts does not have any effect on the net asset value or net income of the Group as reported in the six-month period ended June 30, 2018.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

2.1.1 New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2019.

•	Enactment of Korean IFRS 1116 Leases

Korean IFRS 1116 Leases replaces Korean IFRS 1017 Leases. Under Korean IFRS 1116, with implementation of a single lease model, lessee is required to recognize assets and liabilities for all lease which lease term is over 12 months and underlying assets are not low value assets. A lessee is required to recognize a right-of-use asset and a lease liability representing its obligation to make lease payments.

With implementation of Korean IFRS 1116 Lease, the Group has changed accounting policy. The Group has adopted Korean IFRS 1116 retrospectively, as permitted under the specific transitional provisions in the standard, and recognized the cumulative impact of initially applying the standard as at January 1, 2019, the date of initial application. The Group has not restated comparatives for the 2018 reporting period. The impact of the adoption of the leasing standard and the new accounting policies are disclosed in Note 42.

•	Amendments to Korean IFRS 1109 Financial Instruments

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1019 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. The amendment does not have a significant impact on the financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

•	Enactment of Interpretation of Korean IFRS 2123 Uncertainty over Income Tax Treatments

The enactment clarifies the accounting for uncertainties in income taxes in the event that the decision of taxation authorities or courts can change tax treatment. The enactment presents calculating methods of disclosure amount based on the possibility of future recognition of the income tax treatment, and requires disclosure of the uncertainty of the amount. The enactment does not have a significant impact on the financial statements.

•	Annual Improvements to Korean IFRS 1103 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation. The amendment does not have a significant impact on the financial statements.

•	Annual Improvements to Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured. The amendment does not have a significant impact on the financial statements.

•	Annual Improvements to Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. The amendment does not have a significant impact on the financial statements.

•	Annual Improvements to Korean IFRS 1023 Borrowing Cost

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. The amendment does not have a significant impact on the financial statements.

2.1.2 New and amended standards and interpretations not yet adopted by the Group

There are no new accounting standards and interpretations that are effective for the annual reporting period commencing January 1, 2019 and have not been early adopted by the Group.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.1 and the following paragraph.

3.1 Income Tax Expenses for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

3.2 Hybrid securities

If the Group is an issuer of financial instruments, an amount of financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Group classifies hybrid securities as an equity if the Group has the unconditional right to avoid any contractual obligation to deliver financial assets such as cash in relation to the financial instruments.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured and managed in Economic Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk management organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite. The Committee approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s economic capital limit and managing detailed policies, procedures and working processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

The Group uses definition of default as defined and applied in the calculation of Capital Adequacy Ratio (Basel III) in accordance with the new Basel Accord.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

4.2.2 Credit risk management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. Especially, the loan analysis department of Kookmin Bank, one of the subsidiaries, is responsible for loan policy, loan limit, loan review, credit management, restructuring and subsequent event management, independently of operating department. On the other hand, risk management group of Kookmin Bank is responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019		December 31, 2018
Financial assets
Due from financial institutions at amortized cost [1]	~~W~~	20,090,802	~~W~~	17,216,288
Financial assets at fair value through profit or loss
Due from financial institutions		293,452		381,719
Securities		46,005,132		48,285,482
Loans		961,197		954,176
Financial instruments indexed to the price of gold		73,971		78,808
Derivatives		2,891,518		2,025,962
Loans at amortized cost[1]		324,900,461		319,201,603
Financial investments
Securities measured at fair value through other comprehensive income		37,645,314		35,243,634
Securities at amortized cost[1]		23,833,824		23,661,522
Loans measured at fair value through other comprehensive income		422,889		389,822
Other financial assets[1]		15,063,899		8,133,556

		472,182,459		455,572,572

Off-balance sheet items
Acceptances and guarantees contracts		7,948,835		7,277,136
Financial guarantee contracts		3,373,235		3,626,532
Commitments		143,787,247		138,590,372

		155,109,317		149,494,040

	~~W~~627,291,776		~~W~~605,066,612

[1]	Due from financial institutions, loans at amortized cost, securities at amortized cost and other financial assets are net of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group assesses expected credit loss on financial asset at amortized cost and financial asset at fair value through other comprehensive income other than financial asset at fair value through profit or loss and recognizes loss allowance. Expected credit losses are a probability-weighted estimate of possible credit losses in within certain range by reflecting reasonable and supportable information that which is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Group assesses the expected credit losses for loans categorized in financial assets at amortized cost, and presents it with the name of account ‘allowance for loan losses provision for allowance’ netting from the related carrying amounts. For the expected credit losses for loans categorized in financial assets at fair value through other comprehensive income, the Group presents it at other comprehensive income.

Loans as of June 30, 2019 and December 31, 2018, are classified as follows:

(In millions of Korean won)

	June 30, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Loans at amortized cost[1]
Corporate
Grade 1	~~W~~	79,559,029	~~W~~	2,497,920	~~W~~	1,118	~~W~~	—	~~W~~	82,058,067
Grade 2		55,018,681		4,292,916		2,029		—		59,313,626
Grade 3		2,864,801		1,921,267		5,476		—		4,791,544
Grade 4		568,726		956,989		49,613		—		1,575,328
Grade 5		359,738		361,222		949,926		—		1,670,886

		138,370,975		10,030,314		1,008,162		—		149,409,451

Retail
Grade 1		135,621,505		4,663,487		5,025		—		140,290,017
Grade 2		7,892,215		7,663,737		20,789		—		15,576,741
Grade 3		2,019,566		1,084,764		5,051		—		3,109,381
Grade 4		579,263		363,207		14,208		—		956,678
Grade 5		7,755		514,609		556,038		—		1,078,402

		146,120,304		14,289,804		601,111		—		161,011,219

Credit card
Grade 1		8,042,061		185,102		—		—		8,227,163
Grade 2		4,499,728		613,337		—		—		5,113,065
Grade 3		1,470,267		1,112,140		—		—		2,582,407
Grade 4		35,800		397,590		—		—		433,390
Grade 5		783		149,099		445,045		—		594,927

		14,048,639		2,457,268		445,045		—		16,950,952

		298,539,918		26,777,386		2,054,318		—		327,371,622

Loans at fair value through other comprehensive income
Corporate
Grade 1		251,648		—		—		—		251,648
Grade 2		114,574		27,750		—		—		142,324
Grade 3		—		28,917		—		—		28,917
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		366,222		56,667		—		—		422,889

		366,222		56,667		—		—		422,889

	~~W~~	298,906,140	~~W~~	26,834,053	~~W~~	2,054,318	~~W~~	—	~~W~~	327,794,511

[1]	Before netting of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Loans at amortized cost[1]
Corporate
Grade 1	~~W~~	75,785,147	~~W~~	2,144,175	~~W~~	1,638	~~W~~	—	~~W~~	77,930,960
Grade 2		55,292,251		4,227,041		2,016		—		59,521,308
Grade 3		2,957,463		1,757,607		6,579		—		4,721,649
Grade 4		484,248		965,094		68,271		—		1,517,613
Grade 5		244,593		378,588		1,063,646		—		1,686,827

		134,763,702		9,472,505		1,142,150		—		145,378,357

Retail
Grade 1		133,946,705		4,411,122		9,180		—		138,367,007
Grade 2		7,819,152		7,497,880		17,767		—		15,334,799
Grade 3		1,718,104		1,559,980		6,694		—		3,284,778
Grade 4		706,797		421,800		13,318		—		1,141,915
Grade 5		14,110		447,064		489,196		—		950,370

		144,204,868		14,337,846		536,155		—		159,078,869

Credit card
Grade 1		8,411,723		176,312		—		—		8,588,035
Grade 2		4,449,617		587,254		—		—		5,036,871
Grade 3		1,460,344		1,228,087		—		—		2,688,431
Grade 4		6,004		467,012		—		—		473,016
Grade 5		112		148,149		419,444		—		567,705

		14,327,800		2,606,814		419,444		—		17,354,058

		293,296,370		26,417,165		2,097,749		—		321,811,284

Loans at fair value through other comprehensive income
Corporate
Grade 1		189,501		25,731		—		—		215,232
Grade 2		128,712		45,878		—		—		174,590
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		318,213		71,609		—		—		389,822

		318,213		71,609		—		—		389,822

	~~W~~	293,614,583	~~W~~	26,488,774	~~W~~	2,097,749	~~W~~	—	~~W~~	322,201,106

[1]	Before netting of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	63,554,144	~~W~~	6,224,190	~~W~~	164,857	~~W~~	69,943,191
Deposits and savings		4,320,018		84,264		6,349		4,410,631
Property and equipment		9,366,613		536,335		64,410		9,967,358
Real estate		147,969,255		13,328,012		467,827		161,765,094

	~~W~~	225,210,030	~~W~~	20,172,801	~~W~~	703,443	~~W~~	246,086,274

(In millions of Korean won)	December 31, 2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	~~W~~	60,473,663	~~W~~	5,871,980	~~W~~	151,180	~~W~~	66,496,823
Deposits and savings		4,200,448		77,024		6,485		4,283,957
Property and equipment		8,644,719		616,318		54,492		9,315,529
Real estate		147,682,808		12,828,076		442,287		160,953,171

	~~W~~	221,001,638	~~W~~	19,393,398	~~W~~	654,444	~~W~~	241,049,480

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

4.2.5 Credit quality of securities

Financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Securities at amortized cost[1]
Grade 1	~~W~~	23,659,246	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,659,246
Grade 2		133,064		—		—		—		133,064
Grade 3		43,302		—		—		—		43,302
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		23,835,612		—		—		—		23,835,612

Securities measured at fair value through other comprehensive income
Grade 1		35,102,086		—		—		—		35,102,086
Grade 2		2,494,891		—		—		—		2,494,891
Grade 3		42,744		—		—		—		42,744
Grade 4		2,590		—		—		—		2,590
Grade 5		—		—		3,003		—		3,003

		37,642,311		—		3,003		—		37,645,314

	~~W~~	61,477,923	~~W~~	—	~~W~~	3,003	~~W~~	—	~~W~~	61,480,926

(In millions of Korean won)	December 31, 2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Securities at amortized cost[1]
Grade 1	~~W~~	23,524,120	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,524,120
Grade 2		120,546		—		—		—		120,546
Grade 3		18,572		—		—		—		18,572
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		23,663,238		—		—		—		23,663,238

Securities measured at fair value through other comprehensive income
Grade 1		32,498,155		—		—		—		32,498,155
Grade 2		2,740,053		—		—		—		2,740,053
Grade 3		—		—		—		—		—
Grade 4		2,510		—		—		—		2,510
Grade 5		—		—		2,916		—		2,916

		35,240,718		—		2,916		—		35,243,634

	~~W~~	58,903,956	~~W~~	—	~~W~~	2,916	~~W~~	—	~~W~~	58,906,872

[1]	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

The credit qualities of securities, excluding equity securities according to the credit ratings by external rating agencies as of June 30, 2019, and December 31, 2018, are as follows:

Credit quality	Domestic				Foreign

	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

The credit quality of due from financial institutions as of June 30, 2019 and December 31, 2018, are classified as follows:

(In millions of Korean won)			June 30, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions at amortized cost[1]
Grade 1	~~W~~	19,274,608	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	19,274,608
Grade 2		159,352		—		—		—		159,352
Grade 3		537,525		—		—		—		537,525
Grade 4		117,656		—		—		—		117,656
Grade 5		3,825		—		—		—		3,825

	~~W~~	20,092,966	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	20,092,966

[1]	Before netting of allowance

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions at amortized cost[1]
Grade 1	~~W~~	16,374,868	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	16,374,868
Grade 2		213,903		—		—		—		213,903
Grade 3		608,314		—		—		—		608,314
Grade 4		19,531		—		—		—		19,531
Grade 5		1,691		—		—		—		1,691

	~~W~~	17,218,307	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	17,218,307

[1]	Before netting of allowance

The credit qualities of due from financial institutions according to the credit ratings by external rating agencies as of June 30, 2019 and December 31, 2018, are same as the credit qualities of securities, excluding equity securities.

4.2.7 Credit risk concentration analysis

Details of the Group’s loans by jurisdiction as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	160,588,169	~~W~~	144,802,274	~~W~~	16,948,485	~~W~~	322,338,928	98.05	~~W~~	(2,432,181)	~~W~~	319,906,747
Europe		—		734,601		—		734,601	0.22		(765)		733,836
China		—		2,692,951		357		2,693,308	0.82		(20,933)		2,672,375
Japan		105		531,342		40		531,487	0.16		(552)		530,935
United States		—		1,216,655		—		1,216,655	0.37		(8,284)		1,208,371
Others		422,945		815,714		2,070		1,240,729	0.38		(8,446)		1,232,283

	~~W~~	161,011,219	~~W~~	150,793,537	~~W~~	16,950,952	~~W~~	328,755,708	100.00	~~W~~	(2,471,161)	~~W~~	326,284,547

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	158,760,865	~~W~~	141,864,644	~~W~~	17,346,224	~~W~~	317,971,733	98.40	~~W~~	(2,574,236)	~~W~~	315,397,497
Europe		—		649,281		—		649,281	0.20		(512)		648,769
China		—		2,259,202		807		2,260,009	0.70		(20,570)		2,239,439
Japan		106		354,181		60		354,347	0.11		(1,900)		352,447
United States		—		997,321		6,967		1,004,288	0.31		(5,706)		998,582
Others		317,898		597,726		—		915,624	0.28		(6,757)		908,867

	~~W~~	159,078,869	~~W~~	146,722,355	~~W~~	17,354,058	~~W~~	323,155,282	100.00	~~W~~	(2,609,681)	~~W~~	320,545,601

[1]	The above is the Group’s loans at fair value through profit and loss, fair value through other comprehensive income and amortized cost.

Details of the Group’s corporate loans by industry as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	16,628,311	11.03	~~W~~	(44,353)	~~W~~	16,583,958
Manufacturing		43,661,511	28.95		(410,586)		43,250,925
Service		60,203,433	39.92		(232,525)		59,970,908
Wholesale & Retail		17,953,835	11.91		(110,732)		17,843,103
Construction		3,588,429	2.38		(189,948)		3,398,481
Public sector		893,528	0.59		(1,980)		891,548
Others		7,864,490	5.22		(96,945)		7,767,545

	~~W~~	150,793,537	100.00	~~W~~	(1,087,069)	~~W~~	149,706,468

(In millions of Korean won)	December 31, 2018
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	14,193,442	9.67	~~W~~	(45,473)	~~W~~	14,147,969
Manufacturing		42,672,986	29.08		(449,406)		42,223,580
Service		61,467,174	41.89		(270,846)		61,196,328
Wholesale & Retail		16,739,852	11.41		(102,197)		16,637,655
Construction		3,282,508	2.24		(291,211)		2,991,297
Public sector		873,281	0.60		(3,301)		869,980
Others		7,493,112	5.11		(93,409)		7,399,703

	~~W~~	146,722,355	100.00	~~W~~	(1,255,843)	~~W~~	145,466,512

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Types of the Group’s retail and credit card loans as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	72,781,115	40.90	~~W~~	(30,882)	~~W~~	72,750,233
General		88,230,104	49.58		(643,642)		87,586,462
Credit card		16,950,952	9.52		(709,568)		16,241,384

	~~W~~	177,962,171	100.00	~~W~~	(1,384,092)	~~W~~	176,578,079

(In millions of Korean won)	December 31, 2018
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	70,916,004	40.19	~~W~~	(29,369)	~~W~~	70,886,635
General		88,162,865	49.97		(613,528)		87,549,337
Credit card		17,354,058	9.84		(710,941)		16,643,117

	~~W~~	176,432,927	100.00	~~W~~	(1,353,838)	~~W~~	175,079,089

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Credit risk concentration of due from financial institutions, securities, excluding equity securities and derivative financial instruments

Details of the Group’s Credit risk concentration of due from financial institutions, securities, excluding equity securities, and derivative financial instruments as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Banking and insurance	~~W~~	20,092,966	100.00	~~W~~	(2,164)	~~W~~	20,090,802

		20,092,966	100.00		(2,164)		20,090,802

Due from financial institutions at fair value through profit or loss
Banking and insurance		293,452	100.00		—		293,452

		293,452	100.00		—		293,452

Securities measured at fair value through profit or loss
Government and government funded institutions		12,922,321	28.09		—		12,922,321
Banking and insurance		27,724,033	60.26		—		27,724,033
Others		5,358,778	11.65		—		5,358,778

		46,005,132	100.00		—		46,005,132

Derivatives
Government and government funded institutions		35,337	1.22		—		35,337
Banking and insurance		2,679,079	92.66		—		2,679,079
Others		177,102	6.12		—		177,102

		2,891,518	100.00		—		2,891,518

Securities measured at fair value through other comprehensive income
Government and government funded institutions		12,595,921	33.46		—		12,595,921
Banking and insurance		19,729,463	52.41		—		19,729,463
Others		5,319,930	14.13		—		5,319,930

		37,645,314	100.00		—		37,645,314

Securities at amortized cost
Government and government funded institutions		10,608,382	44.51		(28)		10,608,354
Banking and insurance		11,269,529	47.28		(1,427)		11,268,102
Others		1,957,701	8.21		(333)		1,957,368

		23,835,612	100.00		(1,788)		23,833,824

	~~W~~	130,763,994		~~W~~	(3,952)	~~W~~	130,760,042

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Banking and insurance	~~W~~	17,218,307	100.00	~~W~~	(2,019)	~~W~~	17,216,288

		17,218,307	100.00		(2,019)		17,216,288

Due from financial institutions at fair value through profit or loss
Banking and insurance		381,719	100.00		—		381,719

		381,719	100.00		—		381,719

Securities measured at fair value through profit or loss
Government and government funded institutions		14,354,157	29.73		—		14,354,157
Banking and insurance		27,273,372	56.48		—		27,273,372
Others		6,657,953	13.79		—		6,657,953

		48,285,482	100.00		—		48,285,482

Derivatives
Government and government funded institutions		39,290	1.94		—		39,290
Banking and insurance		1,849,078	91.27		—		1,849,078
Others		137,594	6.79		—		137,594

		2,025,962	100.00		—		2,025,962

Securities measured at fair value through other comprehensive income
Government and government funded institutions		9,504,156	26.97		—		9,504,156
Banking and insurance		21,210,983	60.18		—		21,210,983
Others		4,528,495	12.85		—		4,528,495

		35,243,634	100.00		—		35,243,634

Securities at amortized cost
Government and government funded institutions		10,321,667	43.62		(25)		10,321,642
Banking and insurance		11,424,418	48.28		(1,399)		11,423,019
Others		1,917,153	8.10		(292)		1,916,861

		23,663,238	100.00		(1,716)		23,661,522

	~~W~~	126,818,342		~~W~~	(3,735)	~~W~~	126,814,607

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Credit risk concentrations of due from financial institutions, securities, excluding equity securities, and derivative financial instruments by country

Details of the Group’s credit risk concentration of due from financial institutions, securities, excluding equity securities, and derivative financial instruments by country, as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	15,855,196	78.91	~~W~~	(576)	~~W~~	15,854,620
United States		1,116,611	5.56		(13)		1,116,598
Others		3,121,159	15.53		(1,575)		3,119,584

		20,092,966	100.00		(2,164)		20,090,802

Due from financial institutions at fair value through profit or loss
Korea		293,452	100.00		—		293,452

		293,452	100.00		—		293,452

Securities measured at fair value through profit or loss
Korea		41,631,928	90.49		—		41,631,928
United States		1,644,248	3.57		—		1,644,248
Others		2,728,956	5.94		—		2,728,956

		46,005,132	100.00		—		46,005,132

Derivatives
Korea		1,700,457	58.81		—		1,700,457
United States		396,150	13.70		—		396,150
France		311,240	10.76		—		311,240
Others		483,671	16.73		—		483,671

		2,891,518	100.00		—		2,891,518

Securities measured at fair value through other comprehensive income
Korea		35,437,434	94.14		—		35,437,434
United States		708,604	1.88		—		708,604
Others		1,499,276	3.98		—		1,499,276

		37,645,314	100.00		—		37,645,314

Securities at amortized cost
Korea		21,185,820	88.88		(1,097)		21,184,723
United States		1,296,392	5.44		(225)		1,296,167
Others		1,353,400	5.68		(466)		1,352,934

		23,835,612	100.00		(1,788)		23,833,824

	~~W~~	130,763,994		~~W~~	(3,952)	~~W~~	130,760,042

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Amount		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	13,497,329	78.39	~~W~~	(338)	~~W~~	13,496,991
United States		826,660	4.80		(16)		826,644
Others		2,894,318	16.81		(1,665)		2,892,653

		17,218,307	100.00		(2,019)		17,216,288

Due from financial institutions at fair value through profit or loss
Korea		381,719	100.00		—		381,719

		381,719	100.00		—		381,719

Securities measured at fair value through profit or loss
Korea		43,697,736	90.50		—		43,697,736
United States		1,813,902	3.76		—		1,813,902
Others		2,773,844	5.74		—		2,773,844

		48,285,482	100.00		—		48,285,482

Derivatives
Korea		1,024,392	50.56		—		1,024,392
United States		316,482	15.62		—		316,482
France		237,080	11.70		—		237,080
Singapore		109,101	5.39		—		109,101
Japan		97,351	4.81		—		97,351
Others		241,556	11.92		—		241,556

		2,025,962	100.00		—		2,025,962

Securities measured at fair value through other comprehensive income
Korea		33,156,041	94.08		—		33,156,041
United States		1,100,199	3.12		—		1,100,199
Others		987,394	2.80		—		987,394

		35,243,634	100.00		—		35,243,634

Securities at amortized cost
Korea		21,175,749	89.49		(1,136)		21,174,613
United States		1,252,426	5.29		(216)		1,252,210
Others		1,235,063	5.22		(364)		1,234,699

		23,663,238	100.00		(1,716)		23,661,522

	~~W~~	126,818,342		~~W~~	(3,735)	~~W~~	126,814,607

Due from financial institutions, financial assets at fair value through profit or loss and derivatives that are linked to gold price are mostly relevant to financial and insurance industry with high credit ratings.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvency due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other cash flow, and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

The Group computes and manages cumulative liquidity gap and liquidity rate subject to every transactions that affect cash flow in Korean won and foreign currencies and off-balance sheet transactions in relation to the liquidity. The Group regularly reports to the Risk Planning Council and Risk Management Committee.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the consolidated financial statements that are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	4,823,470	~~W~~	1,398,710	~~W~~	287,330	~~W~~	1,082,232	~~W~~	34,456	~~W~~	—	~~W~~	7,626,198
Financial assets at fair value through profit or loss		47,241,202		646,871		115,167		432,785		200,533		1,054,978		49,691,536
Derivatives held for trading[2]		2,751,793		—		—		—		—		—		2,751,793
Derivatives held for fair value hedging[3]		—		(2,357)		26,895		16,098		18,623		51,229		110,488
Loans at amortized cost		3,398,027		32,373,540		33,894,565		113,001,402		88,554,351		101,025,053		372,246,938
Financial investments[4]
Financial assets measured at fair value through other comprehensive income		2,102,969		1,911,815		3,163,851		8,388,305		22,973,204		3,483,455		42,023,599
Securities at amortized cost		—		1,118,320		1,558,586		5,047,025		7,445,105		15,387,266		30,556,302

Other financial assets		67,807		12,393,183		183,938		1,397,771		36,025		41,949		14,120,673

	~~W~~	60,385,268	~~W~~	49,840,082	~~W~~	39,230,332	~~W~~	129,365,618	~~W~~	119,262,297	~~W~~	121,043,930	~~W~~	519,127,527

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	June 30, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss[2]	~~W~~	3,151,727	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,151,727
Financial liabilities designated at fair value through profit or loss[2]		14,130,913		—		—		—		—		—		14,130,913
Derivatives held for trading[2]		3,053,623		—		—		—		—		—		3,053,623
Derivatives held for fair value hedging[3]		—		6,293		(8,265)		(19,209)		6,946		(63)		(14,298)
Deposits[5]		132,739,887		19,807,271		28,933,074		99,063,018		9,607,002		2,660,544		292,810,796
Debts		5,892,222		7,892,979		3,913,466		6,528,508		4,890,958		1,324,444		30,442,577
Debentures		24,364		1,920,731		6,242,688		9,967,796		32,343,639		3,561,941		54,061,159
Other financial liabilities		86,884		22,697,977		300,807		511,510		931,560		191,706		24,720,444

	~~W~~	159,079,620	~~W~~	52,325,251	~~W~~	39,381,770	~~W~~	116,051,623	~~W~~	47,780,105	~~W~~	7,738,572	~~W~~	422,356,941

Off- balance sheet items
Commitments[6]	~~W~~	143,787,247	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	143,787,247
Financial guarantee contract[7]		3,373,235		—		—		—		—		—		3,373,235

	~~W~~	147,160,482	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	147,160,482

[1]	The amounts of ~~W~~ 14,919,460 million, which is restricted due from the financial institutions as of June 30, 2019, is excluded.
[2]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘on demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net cash flow by remaining contractual maturity.
[4]

The equity securities designated as financial assets measured at fair value through other comprehensive income are included under the ‘On demand’ category as they can be disposed without difficulty. However, the equity securities restricted from disposal are included on the category that the releasing date of restriction is belonged to.

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	5,636,123	~~W~~	1,481,598	~~W~~	242,353	~~W~~	538,579	~~W~~	81,646	~~W~~	—	~~W~~	7,980,299
Financial assets at fair value through profit or loss		50,139,812		672,326		162,459		254,632		215,436		1,113,694		52,558,359
Derivatives held for trading[2]		1,915,532		—		—		—		—		—		1,915,532
Derivatives held for fair value hedging[3]		—		4,344		1,724		17,948		21,367		40,830		86,213
Loans at amortized cost		3,180,412		27,520,126		32,374,297		116,479,553		84,600,284		102,789,366		366,944,038
Financial investments[4]
Financial assets measured at fair value through other comprehensive income		2,117,560		1,812,270		2,694,083		11,210,903		18,626,405		2,728,392		39,189,613
Securities at amortized cost		—		1,245,353		1,483,667		4,412,816		8,932,468		14,380,433		30,454,737
Other financial assets		89,890		5,454,381		160,182		1,488,164		53,425		37,841		7,283,883

	~~W~~	63,079,329	~~W~~	38,190,398	~~W~~	37,118,765	~~W~~	134,402,595	~~W~~	112,531,031	~~W~~	121,090,556	~~W~~	506,412,674

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss[2]	~~W~~	2,823,820	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,823,820
Financial liabilities designated at fair value through profit or loss[2]		12,503,039		—		—		—		—		—		12,503,039
Derivatives held for trading[2]		2,724,994		—		—		—		—		—		2,724,994
Derivatives held for fair value hedging[3]		—		(2,403)		(8,231)		(37,851)		13,831		31		(34,623)
Deposits[5]		126,781,682		16,852,129		28,053,517		95,568,339		11,284,243		2,608,630		281,148,540
Debts		5,909,297		10,355,022		3,975,372		7,205,116		4,714,743		1,249,785		33,409,335
Debentures		30,160		1,699,165		5,875,093		13,471,021		32,474,579		2,489,146		56,039,164
Other financial liabilities		91,381		15,943,018		170,851		275,135		581,537		65,721		17,127,643

	~~W~~	150,864,373	~~W~~	44,846,931	~~W~~	38,066,602	~~W~~	116,481,760	~~W~~	49,068,933	~~W~~	6,413,313	~~W~~	405,741,912

Off- balance sheet items
Commitments[6]	~~W~~	138,590,372	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	138,590,372
Financial guarantee contract[7]		3,626,532		—		—		—		—		—		3,626,532

	~~W~~	142,216,904	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	142,216,904

[1]	The amounts of ~~W~~ 12,394,461 million, which is restricted due from the financial institutions as of December 31, 2018, is excluded.
[2]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘on demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net cash flow by remaining contractual maturity.
[4]

The equity securities designated as financial assets measured at fair value through other comprehensive income are are included under the ‘On demand’ category as they can be disposed without difficulty. However, the equity securities restricted from disposal are included on the category that the releasing date of restriction is belonged to.

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘on demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

The contractual cash flows of derivatives held for cash flow hedging as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net-settled derivatives	~~W~~	24	~~W~~	(4,823)	~~W~~	(14,514)	~~W~~	(44,563)	~~W~~	—	~~W~~	(63,876)
Cash flow to be received of gross-settlement derivatives		265,775		358,513		1,582,641		1,076,200		—		3,283,129
Cash flow to be paid of gross-settlement derivatives		(270,723)		(363,076)		(1,627,049)		(610,390)		—		(2,871,238)

(In millions of Korean won)	December 31, 2018
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net-settled derivatives	~~W~~	(172)	~~W~~	1,999	~~W~~	2,743	~~W~~	1,949	~~W~~	(66)	~~W~~	6,453
Cash flow to be received of gross-settled derivatives		47,526		129,826		286,219		2,116,253		—		2,579,824
Cash flow to be paid of gross-settled derivatives		(50,281)		(137,834)		(286,165)		(2,151,808)		—		(2,626,088)

4.4 Market Risk

4.4.1 Concept

Market risk represents possible losses which arise from changes in market factors including interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments including securities and derivatives amongst others. The most significant risk associated with trading positions interest rate risks, currency risks and also, stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

4.4.2 Risk management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures including trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

Kookmin Bank, one of the subsidiaries, establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed instruments through its Risk Management Council. The Market Risk Management Committee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies, and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The ALM Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks including interest gap, duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the ALM Department. Also, the Risk Management Department independently reports related information to the management.

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking Business	Corporate Banking	Loans, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.

	Retail Banking	Loans, deposit products and other related financial services to individuals and households.

	Other Banking Services	Trading activities in securities and derivatives, funding and other supporting activities.

Securities Business		Investment banking, brokerage services and other supporting activities.

Non-life Insurance Business		The activities within this segment include property insurance and other supporting activities.

Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Life Insurance Business		Life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Financial information by business segment for the six-month period ended June 30, 2019, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
Operating revenues from external customers	~~W~~	1,151,486	~~W~~	1,551,491	~~W~~	723,965	~~W~~	3,426,942	~~W~~	594,923	~~W~~	683,409	~~W~~	719,848	~~W~~	71,401	~~W~~	267,474	~~W~~	—	~~W~~	5,763,997
Intra-segment operating revenues (expenses)		131,462		—		82,955		214,417		(28,025)		(47,211)		(109,510)		(15,333)		87,095		(101,433)		—

	~~W~~	1,282,948	~~W~~	1,551,491	~~W~~	806,920	~~W~~	3,641,359	~~W~~	566,898	~~W~~	636,198	~~W~~	610,338	~~W~~	56,068	~~W~~	354,569	~~W~~	(101,433)	~~W~~	5,763,997

Net interest income	~~W~~	1,410,222	~~W~~	1,582,951	~~W~~	146,512	~~W~~	3,139,685	~~W~~	266,882	~~W~~	308,554	~~W~~	603,774	~~W~~	84,511	~~W~~	145,388	~~W~~	373	~~W~~	4,549,167
Interest income		2,318,643		2,465,625		637,314		5,421,582		424,182		309,313		776,420		84,484		340,714		(16,306)		7,340,389
Interest expense		(908,421)		(882,674)		(490,802)		(2,281,897)		(157,300)		(759)		(172,646)		27		(195,326)		16,679		(2,791,222)
Net fee and commission income (expenses)		173,309		253,524		151,030		577,863		283,524		(76,730)		104,851		(8,531)		253,403		1,298		1,135,678
Fee and commission income		221,852		298,842		216,281		736,975		331,943		3,610		673,462		70		288,882		(157,466)		1,877,476
Fee and commission expense		(48,543)		(45,318)		(65,251)		(159,112)		(48,419)		(80,340)		(568,611)		(8,601)		(35,479)		158,764		(741,798)
Net insurance income (expenses)		—		—		—		—		—		279,744		8,012		(53,222)		—		(3,956)		230,578
Insurance income		—		—		—		—		—		5,684,091		15,197		470,494		—		(13,563)		6,156,219
Insurance expenses		—		—		—		—		—		(5,404,347)		(7,185)		(523,716)		—		9,607		(5,925,641)
Net gains (losses) on financial instruments at fair value through profit or loss		(3,339)		—		245,729		242,390		(53,585)		140,096		239		33,595		57,419		(91,069)		329,085
Net other operating income (expense)		(297,244)		(284,984)		263,649		(318,579)		70,077		(15,466)		(106,538)		(285)		(101,641)		(8,079)		(480,511)
General and administrative expenses		(581,315)		(937,799)		(340,657)		(1,859,771)		(363,314)		(420,008)		(204,378)		(33,372)		(166,034)		46,032		(3,000,845)
Operating profit before Provision for credit losses		701,633		613,692		466,263		1,781,588		203,584		216,190		405,960		22,696		188,535		(55,401)		2,763,152
Provision (reversal) for credit losses		85,457		(105,055)		(4,575)		(24,173)		(5,077)		3,044		(209,061)		2,198		(60,703)		27		(293,745)
Net operating income		787,090		508,637		461,688		1,757,415		198,507		219,234		196,899		24,894		127,832		(55,374)		2,469,407
Share of profit of associates and joint ventures		—		—		4,422		4,422		622		(4)		408		1		1,963		(2,630)		4,782
Net other non-operating income (expense)		(65)		—		3,982		3,917		33,638		9,777		(1,257)		(145)		18,796		(14,167)		50,559
Segment profits before income tax		787,025		508,637		470,092		1,765,754		232,767		229,007		196,050		24,750		148,591		(72,171)		2,524,748
Income tax expense		(217,210)		(139,876)		(103,559)		(460,645)		(63,870)		(62,628)		(49,950)		(8,226)		(48,266)		6,234		(687,351)
Profit for the period		569,815		368,761		366,533		1,305,109		168,897		166,379		146,100		16,524		100,325		(65,937)		1,837,397
Profit attributable to shareholders of the Parent Company		569,815		368,761		366,533		1,305,109		168,890		166,153		146,099		16,524		99,544		(65,475)		1,836,844
Profit attributable to non-controlling interests		—		—		—		—		7		226		1		—		781		(462)		553
Total assets[1]		133,526,108		142,108,454		98,326,748		373,961,310		44,731,565		36,087,142		20,713,386		10,001,142		40,776,955		(28,092,434)		498,179,066
Total liabilities[1]		131,176,590		154,080,277		61,356,283		346,613,150		40,129,450		32,225,046		16,821,351		9,384,111		17,430,512		(1,626,864)		460,976,756

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Financial information by business segment for the six-month period ended June 30, 2018, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Securities		Non-life Insurance		Credit Card		Life Insurance		Others		Intra-group adjustment		Total
Operating revenues from external customers	~~W~~	1,106,122	~~W~~	1,551,985	~~W~~	579,878	~~W~~	3,237,985	~~W~~	578,701	~~W~~	697,234	~~W~~	771,462	~~W~~	63,144	~~W~~	227,690	~~W~~	—	~~W~~	5,576,216
Intra-segment operating revenues (expenses)		66,370		—		87,281		153,651		(14,099)		(28,679)		(106,261)		(16,607)		93,433		(81,438)		—

	~~W~~	1,172,492	~~W~~	1,551,985	~~W~~	667,159	~~W~~	3,391,636	~~W~~	564,602	~~W~~	668,555	~~W~~	665,201	~~W~~	46,537	~~W~~	321,123	~~W~~	(81,438)	~~W~~	5,576,216

Net interest income (expense)		1,322,666		1,428,642		216,186		2,967,494		256,107		301,093		571,523		93,895		149,182		861		4,340,155
Interest income		2,000,845		2,173,988		586,550		4,761,383		381,378		301,268		715,859		93,904		314,305		(10,083)		6,558,014
Interest expense		(678,179)		(745,346)		(370,364)		(1,793,889)		(125,271)		(175)		(144,336)		(9)		(165,123)		10,944		(2,217,859)
Net fee and commission income (expense)		136,797		320,100		199,882		656,779		363,665		(71,122)		117,468		(6,491)		167,203		(2,793)		1,224,709
Fee and commission income		176,246		356,637		254,684		787,567		418,201		730		681,923		163		195,941		(155,638)		1,928,887
Fee and commission expense		(39,449)		(36,537)		(54,802)		(130,788)		(54,536)		(71,852)		(564,455)		(6,654)		(28,738)		152,845		(704,178)
Net insurance income (expense)		—		—		—		—		—		376,452		9,597		(71,176)		—		6,146		321,019
Insurance income		—		—		—		—		—		5,404,944		16,623		586,242		—		(11,700)		5,996,109
Insurance expense		—		—		—		—		—		(5,028,492)		(7,026)		(657,418)		—		17,846		(5,675,090)
Net gains (losses) on financial instruments at fair value through profit or loss		2,697		—		203,988		206,685		(102,212)		97,593		8,052		35,694		29,968		(59,062)		216,718
Net other operating income (expense)		(289,668)		(196,757)		47,103		(439,322)		47,042		(35,461)		(41,439)		(5,385)		(25,230)		(26,590)		(526,385)
General and administrative expenses		(475,420)		(903,558)		(301,944)		(1,680,922)		(357,596)		(401,191)		(206,201)		(31,645)		(136,139)		69,963		(2,743,731)
Operating profit before provision for credit losses		697,072		648,427		365,215		1,710,714		207,006		267,364		459,000		14,892		184,984		(11,475)		2,832,485
Provision (reversal) for credit losses		72,387		(84,116)		13,124		1,395		(357)		(10,432)		(208,971)		323		(63,354)		67		(281,329)
Net operating income		769,459		564,311		378,339		1,712,109		206,649		256,932		250,029		15,215		121,630		(11,408)		2,551,156
Share of profit of associates and joint ventures		—		—		23,146		23,146		(280)		—		(459)		—		487		(10,172)		12,722
Net other non-operating income (expense)		(179)		—		105,300		105,121		3,682		8,179		(19,132)		(93)		(1,495)		(13,616)		82,646
Segment profits before income tax		769,280		564,311		506,785		1,840,376		210,051		265,111		230,438		15,122		120,622		(35,196)		2,646,524
Income tax expense		(202,238)		(149,792)		(135,013)		(487,043)		(57,216)		(76,924)		(61,809)		(4,285)		(43,381)		(680)		(731,338)
Profit for the reporting period		567,042		414,519		371,772		1,353,333		152,835		188,187		168,629		10,837		77,241		(35,876)		1,915,186
Profit attributable to shareholders of the Parent Company		567,042		414,519		371,772		1,353,333		152,831		188,115		168,629		10,837		76,930		(35,692)		1,914,983
Profit attributable to non-controlling interests		—		—		—		—		4		72		—		—		311		(184)		203
Total assets[1]		131,303,734		140,814,393		84,841,131		356,959,258		45,086,292		34,785,551		20,528,951		9,680,379		40,399,287		(27,851,420)		479,588,298
Total liabilities[1]		123,880,329		152,173,062		54,238,001		330,291,392		40,613,424		31,289,705		16,570,282		9,128,148		17,441,868		(1,459,548)		443,875,271

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment as of December 31, 2018.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers for each service for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)
	2019		2018
Banking service	~~W~~	3,426,942	~~W~~	3,237,985
Securities service		594,923		578,701
Non-life Insurance service		683,409		697,234
Credit card service		719,848		771,462
Life insurance service		71,401		63,144
Other service		267,474		227,690

	~~W~~	5,763,997	~~W~~	5,576,216

5.2.2 Geographical information

Geographical operating revenues from external customers for the six-month periods ended June 30, 2019 and 2018, and major non-current assets as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)
	2019		2018		June 30, 2019		December 31, 2018
	Revenues from external customers				Major non-current assets
Domestic	~~W~~	5,637,176	~~W~~	5,484,795	~~W~~	9,170,073	~~W~~	8,114,196
United States		25,035		23,121		382,519		370,252
New Zealand		3,270		2,942		507		72
China		50,314		46,501		16,416		5,454
Cambodia		10,311		4,356		5,655		3,733
United Kingdom		4,773		4,758		2,998		537
Others		33,118		9,743		569,232		584,466
Intra-group adjustment		—		—		65,211		69,011

	~~W~~	5,763,997	~~W~~	5,576,216	~~W~~	10,212,611	~~W~~	9,147,721

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	22,521,290	~~W~~	22,521,829
Financial assets at fair value through profit or loss		48,711,872		48,711,872
Due from financial institutions		293,452		293,452
Debt securities		46,005,132		46,005,132
Equity securities		1,378,120		1,378,120
Loans		961,197		961,197
Others		73,971		73,971
Derivatives held for trading		2,751,793		2,751,793
Derivatives held for hedging		139,725		139,725
Loans at amortized cost		324,900,461		325,954,388
Financial assets measured at fair value through other comprehensive income		40,456,891		40,456,891
Debt securities		37,645,314		37,645,314
Equity securities		2,388,688		2,388,688
Loans		422,889		422,889
Securities at amortized cost		23,833,824		25,142,287
Others		15,063,899		15,063,899

	~~W~~	478,379,755	~~W~~	480,742,684

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,151,727	~~W~~	3,151,727
Financial liabilities designated at fair value through profit or loss		14,130,913		14,130,913
Derivatives held for trading		3,053,623		3,053,623
Derivatives held for hedging		203,582		203,582
Deposits		288,423,297		289,201,957
Debts		30,219,021		30,287,227
Debentures		50,851,003		51,585,595
Other financial liabilities		27,606,932		27,606,932

	~~W~~	417,640,098	~~W~~	419,221,556

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	20,274,490	~~W~~	20,271,261
Financial assets at fair value through profit or loss		50,987,847		50,987,847
Due from financial institutions		381,719		381,719
Debt securities		48,285,482		48,285,482
Equity securities		1,287,662		1,287,662
Loans		954,176		954,176
Others		78,808		78,808
Derivatives held for trading		1,915,532		1,915,532
Derivatives held for hedging		110,430		110,430
Loans at amortized cost		319,201,603		320,003,844
Financial assets measured at fair value through other comprehensive income		38,003,572		38,003,572
Debt securities		35,243,634		35,243,634
Equity securities		2,370,116		2,370,116
Loans		389,822		389,822
Securities at amortized cost		23,661,522		24,159,137
Others		8,133,556		8,133,556

	~~W~~	462,288,552	~~W~~	463,585,179

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,823,820	~~W~~	2,823,820
Financial liabilities designated at fair value through profit or loss		12,503,039		12,503,039
Derivatives held for trading		2,724,994		2,724,994
Derivatives held for hedging		176,253		176,253
Deposits		276,770,449		277,423,194
Debts		33,004,834		33,028,205
Debentures		53,278,697		53,771,564
Other financial liabilities		19,828,307		19,833,885

	~~W~~	401,110,393	~~W~~	402,284,954

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans at amortized cost	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives and Financial instruments at fair value through profit or loss	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

6.1.2 Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	—	~~W~~	242,192	~~W~~	51,260	~~W~~	293,452
Debt securities		10,057,708		27,730,608		8,216,816		46,005,132
Equity securities		761,695		221,423		395,002		1,378,120
Loans		—		650,329		310,868		961,197
Others		73,971		—		—		73,971

		10,893,374		28,844,552		8,973,946		48,711,872

Derivatives held for trading		55,181		2,476,847		219,765		2,751,793
Derivatives held for hedging		—		139,725		—		139,725
Financial assets measured at fair value through other comprehensive income
Debt securities		9,363,596		28,281,718		—		37,645,314
Equity securities		937,930		66,031		1,384,727		2,388,688
Loans		—		422,889		—		422,889

		10,301,526		28,770,638		1,384,727		40,456,891

	~~W~~	21,250,081	~~W~~	60,231,762	~~W~~	10,578,438	~~W~~	92,060,281

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,151,727	~~W~~	—	~~W~~	—	~~W~~	3,151,727
Financial liabilities designated at fair value through profit or loss		231		1,551,100		12,579,582		14,130,913
Derivatives held for trading		239,004		2,690,095		124,524		3,053,623
Derivatives held for hedging		—		203,582		—		203,582

	~~W~~	3,390,962	~~W~~	4,444,777	~~W~~	12,704,106	~~W~~	20,539,845

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	—	~~W~~	332,976	~~W~~	48,743	~~W~~	381,719
Debt securities		11,312,317		29,879,850		7,093,315		48,285,482
Equity securities		737,808		178,309		371,545		1,287,662
Loans		—		740,973		213,203		954,176
Others		78,808		—		—		78,808

		12,128,933		31,132,108		7,726,806		50,987,847

Derivatives held for trading		67,436		1,737,033		111,063		1,915,532
Derivatives held for hedging		—		110,430		—		110,430
Financial assets measured at fair value through other comprehensive income
Debt securities		9,542,948		25,700,686		—		35,243,634
Equity securities		971,367		66,031		1,332,718		2,370,116
Loans		—		389,822		—		389,822

		10,514,315		26,156,539		1,332,718		38,003,572

	~~W~~	22,710,684	~~W~~	59,136,110	~~W~~	9,170,587	~~W~~	91,017,381

Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,823,820	~~W~~	—	~~W~~	—	~~W~~	2,823,820
Financial liabilities designated at fair value through profit or loss		126		1,629,530		10,873,383		12,503,039
Derivatives held for trading		479,264		1,834,536		411,194		2,724,994
Derivatives held for hedging		—		176,253		—		176,253

	~~W~~	3,303,210	~~W~~	3,640,319	~~W~~	11,284,577	~~W~~	18,228,106

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)
	June 30, 2019
	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	242,192	One factor Hull-White Model, DCF Model	Discount rate, Volatility and others
Debt securities	27,730,608	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Interest rate, Underlying asset price, Discount rate, Volatility and others
Equity securities	221,423	DCF Model	Interest rate, Discount rate and others
Loans	650,329	DCF Model	Interest rate, Discount rate and others

	28,844,552

Derivatives held for trading	2,476,847	DCF Model, FDM, Closed Form, Option Model, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Underlying asset Index, Discount rate, Volatility, Foreign exchange rate, Stock price, Dividend rate, Volatility of underlying assets, correlation coefficient between basic assets, default rate and others
Derivatives held for hedging	139,725	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and Others
Financial assets measured at fair value through other comprehensive income
Debt securities	28,281,718	DCF Model, Option model, Market value approach	Discount rate, Underlying asset Index, Volatility and others
Equity securities	66,031	DCF Model, Black-Scholes Model	Discount rate, Volatility, Price of Underlying asset and others
Loans	422,889	DCF Model, Option Model	Discount rate, Underlying asset Index, Volatility

	28,770,638

	60,231,762

Financial liabilities
Financial liabilities designated at fair value through profit or loss	1,551,100	DCF closed Formula, Monte Carlo Simulation Model, Black-Scholes Model, Hull and White Model and others	Price of Underlying asset, Interest rate, Dividend rate, Volatility, Discount rate
Derivatives held for trading	2,690,095	DCF Closed Formula, Monte Carlo Simulation Model, Black-Scholes Model, Hull and White Model, Option Model, FDM and others	Discount rate, Price of Underlying asset , Volatility, Foreign exchange rate, Credit Spread, Stock price, Correlation coefficient, Dividend yield rate, Default rate and others
Derivatives held for hedging	203,582	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others

	4,444,777

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)
	December 31, 2018
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	332,976	One factor Hull-White Model, DCF Model	Discount rate, Volatility and others
Debt securities		29,879,850	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Interest rate, Underlying asset price, Discount rate, Volatility and others
Equity securities		178,309	DCF Model	Interest rate, Discount rate and others
Loans		740,973	DCF Model	Interest rate, Discount rate and others

		31,132,108

Derivatives held for trading		1,737,033	DCF Model, FDM, Closed Form, Option Model, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Underlying asset Index, Discount rate, Volatility, Foreign exchange rate, Stock price, Dividend rate and others
Derivatives held for hedging		110,430	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and Others
Financial assets measured at fair value through other comprehensive income
Debt securities		25,700,686	DCF Model, Option model, Market value approach	Discount rate, Underlying asset Index, Volatility, Interest rate and others
Equity securities		66,031	DCF Model, Black-Scholes Model	Discount rate, Volatility, Price of Underlying asset and others
Loans		389,822	DCF Model	Discount rate

		26,156,539

	~~W~~	59,136,110

Financial liabilities
Financial liabilities designated at fair value through profit or loss		1,629,530	DCF Model, Closed Form, Monte Carlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of Underlying asset, Discount rate, Dividend rate, Volatility
Derivatives held for trading		1,834,536	DCF Model, Closed Form, FDM and others	Discount rate, Price of Underlying asset , Volatility, Foreign exchange rate, Credit Spread, Stock price and others
Derivatives held for hedging		176,253	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	3,640,319

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,680,598	~~W~~	15,602,454	~~W~~	4,238,777	~~W~~	22,521,829
Loans at amortized cost		—		434,762		325,519,626		325,954,388
Securities at amortized cost		9,805,763		15,333,482		3,042		25,142,287
Other financial assets[2]		—		—		15,063,899		15,063,899

	~~W~~	12,486,361	~~W~~	31,370,698	~~W~~	344,825,344	~~W~~	388,682,403

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	132,592,867	~~W~~	156,609,090	~~W~~	289,201,957
Debts[3]		—		992,130		29,295,097		30,287,227
Debentures		—		46,797,524		4,788,071		51,585,595
Other financial liabilities[2]		—		—		27,606,932		27,606,932

	~~W~~	—	~~W~~	180,382,521	~~W~~	218,299,190	~~W~~	398,681,711

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets and financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of June 30, 2019.
[3]	Debts of ~~W~~ 2,195 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of June 30, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	3,338,863	~~W~~	14,632,352	~~W~~	2,300,046	~~W~~	20,271,261
Loans at amortized cost		—		493,773		319,510,071		320,003,844
Securities at amortized cost		8,629,708		15,529,429		—		24,159,137
Other financial assets[2]		—		—		8,133,556		8,133,556

	~~W~~	11,968,571	~~W~~	30,655,554	~~W~~	329,943,673	~~W~~	372,567,798

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	127,265,703	~~W~~	150,157,491	~~W~~	277,423,194
Debts[3]		—		1,114,900		31,913,305		33,028,205
Debentures		—		48,680,196		5,091,368		53,771,564
Other financial liabilities[4]		—		—		19,833,885		19,833,885

	~~W~~	—	~~W~~	177,060,799	~~W~~	206,996,049	~~W~~	384,056,848

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets of ~~W~~ 8,133,556 million included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of December 31, 2018.
[3]	Debts of ~~W~~ 38,403 million included in Level 2 is the carrying amounts which are reasonable approximation of fair values as of December 31, 2018.
[4]	Other financial liabilities of ~~W~~ 19,250,252 million included in Level 3 is the carrying amounts which are reasonable approximations of fair values as of December 31, 2018.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Valuation techniques and the inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	Fair value		Valuation technique	Inputs
Financial assets
Loans at amortized cost	~~W~~	434,762	DCF Model	Discount rate
Securities at amortized cost		15,333,482	DCF Model, Monte Carlo Simulation	Discount rate, Interest rate
Financial liabilities
Debts		989,935	DCF Model	Discount rate
Debentures		46,797,524	DCF Model	Discount rate

(In millions of Korean won)	December 31, 2018
	Fair value		Valuation technique	Inputs
Financial assets
Loans at amortized cost	~~W~~	493,773	DCF Model	Discount rate
Securities at amortized cost		15,529,429	DCF Model	Discount rate
Financial liabilities
Debts		1,076,497	DCF Model	Discount rate
Debentures		48,680,196	DCF Model	Discount rate

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)
	June 30, 2019
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	4,238,777	DCF Model	Credit spread, Other spread, Interest rates
Loans at amortized cost		325,519,626	DCF Model	Credit spread, Other spread, Early termination ratio, Interest rates
Securities at amortized cost		3,042	DCF Model	Interest rates

	~~W~~	329,761,445

Financial liabilities
Deposits	~~W~~	156,609,090	DCF Model	Other spread, Interest rates, Early termination ratio
Debts		29,295,097	DCF Model	Other spread, Interest rates
Debentures		4,788,071	DCF Model	Other spread, Interest rates

	~~W~~	190,692,258

(In millions of Korean won)
	December 31, 2018
	Fair value		Valuation technique	Inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,300,046	DCF Model	Credit spread, Other spread, Interest rates
Loans at amortized cost		319,510,071	DCF Model	Credit spread, Other spread, Early termination ratio, Interest rates

	~~W~~	321,810,117

Financial liabilities
Deposits	~~W~~	150,157,491	DCF Model	Other spread, Interest rates, Early termination ratio
Debts		31,913,305	DCF Model	Other spread, Interest rates
Debentures		5,091,368	DCF Model	Other spread, Interest rates
Other financial liabilities		583,633	DCF Model	Other spread, Interest rates

	~~W~~	187,745,797

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation policy and process for fair value measurement categorized within Level 3

The Group uses external, independent and qualified professional valuer’s valuation to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Details of changes in Level 3 of the fair value hierarchy for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Cash and due from financial institutions at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for fair value hedging
Beginning	~~W~~	48,743	~~W~~	7,464,860	~~W~~	213,203	~~W~~	1,332,718	~~W~~	(10,873,383)	~~W~~	(300,131)	~~W~~	—
Total gains or losses
- Profit or loss		1,183		107,980		5,860		—		(1,040,285)		551,575		—
- Other comprehensive income		1,334		63,113		—		52,664		(35,826)		—		—
Purchases		—		1,797,516		154,005		140		—		—		—
Sales		—		(738,102)		(62,200)		(795)		—		(117,438)		—
Issues		—		—		—		—		(6,766,734)		(36,832)		—
Settlements		—		—		—		—		6,136,646		(1,933)		—
Transfers into Level 3[1]		—		181		—		—		—		—		—
Transfers out of Level 3[1]		—		(83,730)		—		—		—		—		—

Ending	~~W~~	51,260	~~W~~	8,611,818	~~W~~	310,868	~~W~~	1,384,727	~~W~~	(12,579,582)	~~W~~	95,241	~~W~~	—

[1]	The Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Cash and due from financial institutions at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for fair value hedging
Beginning[2]	~~W~~	48,243	~~W~~	6,106,716	~~W~~	133,309	~~W~~	1,187,218	~~W~~	(8,687,892)	~~W~~	96,354	~~W~~	705
Total gains or losses
- Profit or loss		828		163,701		1,257		—		(64,426)		(100,684)		(116)
- Other comprehensive income		29		17,524		—		9,192		3,329		—		—
Purchases		—		1,895,607		59,600		53,333		—		11,075		—
Sales		—		(1,290,362)		(53,637)		(40,480)		—		(88,306)		—
Issues		—		—		—		—		(6,311,321)		(37,674)		—
Settlements		—		—		—		—		5,284,419		74		(589)
Transfers into Level 3[1]		—		—		—		—		—		(3,012)		—
Transfers out of Level 3[1]		—		(9,258)		—		—		—		—		—

Ending	~~W~~	49,100	~~W~~	6,883,928	~~W~~	140,529	~~W~~	1,209,263	~~W~~	(9,775,891)	~~W~~	(122,173)	~~W~~	—

[1]	The Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.
[2]	Restated based on Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019						2018
	Gains (losses) from financial instruments at fair value through profit or loss		Other operating incomes (losses)		Net interest income		Gains (losses) from financial instruments at fair value through profit or loss		Other operating incomes (losses)		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(376,123)	~~W~~	2,414	~~W~~	22	~~W~~	(989)	~~W~~	1,298	~~W~~	251
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(174,330)		1,922		(54)		57,621		1,414		251

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	Fair value		Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Cash and due from financial institutions	~~W~~	51,260	DCF Model, Option Model, Net Asset Value, Income approach, Market approach	Volatility of the underlying asset	5.32~47.23	The higher the volatility, the higher the fair value fluctuation
				Correlation	1.52~97.92	The higher the correlation, the higher the fair value fluctuation
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Discount rate	0.78~10.79	The lower the discount rate, the higher the fair value
				Growth rate	0.00~2.20	The higher the growth rate, the higher the fair value
Debt securities		8,216,816	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Tree Model, Net Asset Value, Income approach, Market approach and others	Growth rate	0.00~2.20	The higher the growth rate, the higher the fair value
				Volatility of the underlying asset	3.10~39.94	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.78~53.75	The lower the discount rate, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Correlation between underlying asset	1.52~97.92	The higher the correlation, the higher the fair value fluctuation
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value
				Fluctuation rate of real estate sale price	-1.00~1.00	The higher the sale price, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Equity securities	395,002

Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Tree Model and others

			Growth rate	0.00~2.20	The higher the growth rate, the higher the fair value
			Discount rate	0.78~21.96	The lower the discount rate, the higher the fair value
			Liquidation value	-1.00~1.00	The higher the liquidation value, the higher the fair value
			Volatility	5.32~47.23	The higher the volatility, the higher the fair value fluctuation
			Correlation	1.52~97.92	The higher the correlation, the higher the fair value fluctuation
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
Loans	310,868	Tree Model, DCF Model	Volatility of the stock price	14.06~35.45	The higher the volatility, the higher the fair value fluctuation
			Discount rate	10.85	The lower the discount rate, the higher the fair value
Derivatives held for trading
Stock and index	114,799	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility of the underlying asset	9.75~59.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying asset	13.46~70.96	The higher the correlation, the higher the fair value fluctuation
Currency, interest rate and others	104,966	DCF Model, Hull and White Model	Volatility	2.00~49.00	The higher the volatility, the higher the fair value fluctuation
			Correlation between underlying asset	-49.00~89.93	The higher the absolute value of correlation, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Financial assets measured at fair value through other comprehensive income
Equity securities		1,384,727	Adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net asset value method, Market approach, One Factor Hull-White Model and others	Growth rate	0.00~2.20	The higher the growth rate, the higher the fair value
				Discount rate	3.21~16.57	The lower the discount rate, the higher the fair value
				Volatility	17.85~27.20	The higher the volatility, the higher the fair value fluctuation

	~~W~~	10,578,438

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	12,579,582	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00~75.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-49.00~89.93	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		38,640	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility	13.00~59.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	4.34~70.96	The higher the correlation, the higher the fair value fluctuation
Others		85,884	Monte Carlo Simulation, Hull and White Model, DCF Model, Closed form formula	Volatility	2.00~75.00	The higher the volatility, the higher the fair value fluctuation
				Volatility of the stock price	20.43	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.65	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.14~2.31	The lower the discount rate, the higher the fair value
				Correlation between underlying asset	-48.62~89.93	The higher the absolute value of correlation, the higher the fair value fluctuation

	~~W~~	12,704,106

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Fair value	Valuation technique	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Cash and due from financial institutions	~~W~~ 48,743	DCF Model, Option Model, Net Asset Value, Income approach, Market approach	Volatility of the underlying asset	11.25~31.28	The higher the volatility, the higher the fair value fluctuation
			Correlation	8.79~79.78	The higher the correlation, the higher the fair value fluctuation
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
			Discount rate	1.19~11.30	The lower the discount rate, the higher the fair value
			Growth rate	0.29~2.20	The higher the growth rate, the higher the fair value
Debt securities	7,093,315	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Tree Model, Net Asset Value, Income approach, Market approach and others	Growth rate	0.29~2.20	The higher the growth rate, the higher the fair value
			Fluctuation rate of real estate sale price	11.25~41.00	The higher the sale price, the higher the fair value
			Volatility of real estate price	-1.00~1.00	The higher the price of real estate, the higher the fair value
			Discount rate	1.95~11.30	The lower the discount rate, the higher the fair value
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
			Correlation between underlying asset	8.79~88.46	The higher the correlation, the higher the fair value fluctuation
Equity securities	371,545

Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Tree Model and others

			Growth rate	0~2.20	The higher the growth rate, the higher the fair value
			Discount rate	1.19~21.96	The lower the discount rate, the higher the fair value
			Liquidation value	-1.00~1.00	The higher the liquidation value, the higher the fair value
			Volatility	11.25~39.94	The higher the volatility, the higher the fair value fluctuation
			Correlation	8.79~79.78	The higher the correlation, the higher the fair value fluctuation
			Recovery rate	40	The higher the recovery rate, the higher the fair value

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Loans		213,203	Tree Model	Stock price, Volatility of the stock price	13.11~49.28	The higher the volatility, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		50,824	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility of the underlying asset	14.00~50.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	8.74~68.77	The higher the correlation, the higher the fair value fluctuation
Currency, interest rate and others		60,239	DCF Model, Hull and White Model, Monte Carlo Simulation, Tree Model	Loss given default	100.00	The higher the loss given default, the lower the fair value
				Volatility	1.00~36.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-46.89~90.11	The higher the absolute value of correlation, the higher the fair value fluctuation
Financial assets measured at fair value through other comprehensive income
Equity securities		1,332,718	Adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net asset value method, Market approach, One Factor Hull-White Model and others	Growth rate	0~2.20	The higher the growth rate, the higher the fair value
				Discount rate	7.05~16.30	The lower the discount rate, the higher the fair value
				Volatility	17.62~25.14	The higher the volatility, the higher the fair value fluctuation

	~~W~~	9,170,587

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	10,873,383	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Volatility of the underlying asset	1.00~115.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	-49.00~90.11	The higher the absolute value of correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		240,817	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Volatility	2.00~54.00	The higher the volatility, the higher the fair value fluctuation
				Correlation between underlying asset	4.27~70.17	The higher the correlation, the higher the fair value fluctuation
Others		170,377	Monte Carlo Simulation, Hull and White Model, DCF Model, Closed form formula	Volatility	1.00~115.00	The higher the volatility, the higher the fair value fluctuation
				Volatility of the stock price	20.85	The higher the volatility, the higher the fair value fluctuation
				Volatility of the interest rate	0.69	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.19~2.26	The lower the discount rate, the higher the fair value
				Correlation between underlying asset	-49.00~90.11	The higher the absolute value of correlation, the higher the fair value fluctuation

	~~W~~	11,284,577

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable Level 3 financial instruments subject to sensitivity analysis are (i) equity-related derivatives, currency-related derivatives and interest rate related derivatives whose fair value changes are recognized in profit or loss, (ii) financial liabilities designated at fair value through profit or loss, and (iii) due from financial institutions, debt securities, equity securities and loan receivables whose fair value changes are recognized in profit or loss or other comprehensive income. If overlay approach is applied in accordance with Korean IFRS 1104, changes in fair value of financial assets at fair value through profit or loss are recognized as other comprehensive income.

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	June 30, 2019
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss [1]
Due from financial institutions	~~W~~	2	~~W~~	(2)	~~W~~	15	~~W~~	(15)
Debt securities [4]		15,831		(14,811)		1,923		(1,895)
Equity securities [3]		13,933		(5,905)		945		(730)
Loans		8,344		(5,907)		—		—
Derivatives held for trading [2]		45,224		(48,845)		—		—
Financial assets measured at fair value through other comprehensive income
Equity securities [3]		—		—		210,160		(107,619)

	~~W~~	83,334	~~W~~	(75,470)	~~W~~	213,043	~~W~~	(110,259)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	90,629	~~W~~	(85,615)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		31,651		(29,973)		—		—

	~~W~~	122,280	~~W~~	(115,588)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss [1]
Due from financial institutions	~~W~~	4	~~W~~	(2)	~~W~~	32	~~W~~	(47)
Debt securities [4]		20,261		(17,885)		2,183		(2,097)
Equity securities [3]		14,241		(10,162)		848		(656)
Loans		129		(46)		—		—
Derivatives held for trading [2]		27,639		(26,155)		—		—
Financial assets measured at fair value through other comprehensive income
Equity securities [3]		—		—		162,563		(86,094)

	~~W~~	62,274	~~W~~	(54,250)	~~W~~	165,626	~~W~~	(88,894)

Financial liabilities
Financial liabilities designated at fair value through profit or loss [1]	~~W~~	146,135	~~W~~	(157,361)	~~W~~	—	~~W~~	—
Derivatives held for trading [2]		112,827		(105,875)		—		—

	~~W~~	258,962	~~W~~	(263,236)	~~W~~	—	~~W~~	—

[1]

For financial instruments at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as volatility of the underlying asset or correlation between underlying asset by ± 10%.

[2]

For derivatives financial instruments, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, price of underlying asset, volatility of stock price, interest rate by ± 10% and the loss given default ratio, discount rate by ± 1%

[3]

For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, correlation between growth rate (0~2.2%) and discount rate, or liquidation value (-1~1%) and discount rate.

[4]

Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Balance at the beginning of the period	~~W~~	62,155	~~W~~	22,814
New transactions and others		88,238		73,924
Changes during the period		(85,699)		(48,686)

Balance at the end of the period	~~W~~	64,694	~~W~~	48,052

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts of financial assets and liabilities by category as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
			Financial instruments measured at fair value through other comprehensive income
	Financial instruments at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	22,521,290	~~W~~	—	~~W~~	22,521,290
Financial assets at fair value through profit or loss		48,711,872		—		—		—		—		48,711,872
Derivatives		2,751,793		—		—		—		139,725		2,891,518
Loans at amortized cost		—		—		—		324,900,461		—		324,900,461
Financial investments		—		38,068,203		2,388,688		23,833,824		—		64,290,715
Other financial assets		—		—		—		15,063,899		—		15,063,899

	~~W~~	51,463,665	~~W~~	38,068,203	~~W~~	2,388,688	~~W~~	386,319,474	~~W~~	139,725	~~W~~	478,379,755

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	June 30, 2019
	Financial instruments at fair value through profit or loss
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	3,151,727	~~W~~	14,130,913	~~W~~	—	~~W~~	—	~~W~~	17,282,640
Derivatives		3,053,623		—		—		203,582		3,257,205
Deposits		—		—		288,423,297		—		288,423,297
Debts		—		—		30,219,021		—		30,219,021
Debentures		—		—		50,851,003		—		50,851,003
Other financial liabilities		—		—		27,606,932		—		27,606,932

	~~W~~	6,205,350	~~W~~	14,130,913	~~W~~	397,100,253	~~W~~	203,582	~~W~~	417,640,098

(In millions of Korean won)	December 31, 2018
	Financial instruments measured at fair value through other comprehensive income
	Financial instruments at fair value through profit or loss		Financial assets measured at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	20,274,490	~~W~~	—	~~W~~	20,274,490
Financial assets at fair value through profit or loss		50,987,847		—		—		—		—		50,987,847
Derivatives		1,915,532		—		—		—		110,430		2,025,962
Loans at amortized cost		—		—		—		319,201,603		—		319,201,603
Financial investments		—		35,633,456		2,370,116		23,661,522		—		61,665,094
Other financial assets		—		—		—		8,133,556		—		8,133,556

	~~W~~	52,903,379	~~W~~	35,633,456	~~W~~	2,370,116	~~W~~	371,271,171	~~W~~	110,430	~~W~~	462,288,552

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Financial instruments at fair value through profit or loss
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,823,820	~~W~~	12,503,039	~~W~~	—	~~W~~	—	~~W~~	15,326,859
Derivatives		2,724,994		—		—		176,253		2,901,247
Deposits		—		—		276,770,449		—		276,770,449
Debts		—		—		33,004,834		—		33,004,834
Debentures		—		—		53,278,697		—		53,278,697
Other financial liabilities		—		—		19,828,307		—		19,828,307

	~~W~~	5,548,814	~~W~~	12,503,039	~~W~~	382,882,287	~~W~~	176,253	~~W~~	401,110,393

7. Due from Financial Institutions at amortized cost

Details of due from financial institutions as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate(%)	June 30, 2019		December 31, 2018
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	—	~~W~~	9,759,315	~~W~~	8,723,761
	Due from banking institutions	Standard Chartered Bank Korea Limited and others	0.00 ~ 2.75		4,801,493		3,245,841
	Due from others	Korea Securities Finance Corporation and others	—		676,436		1,132,908

					15,237,244		13,102,510

Due from financial institutions in foreign currencies	Due from banking institutions in foreign currencies	Bank of Korea and others	—		2,368,216		1,734,660
	Time deposits in foreign currencies	PING AN BANK, BEIJING BRANCH and others	0.00 ~ 7.55		1,070,234		1,001,600
	Due from others	SOCIETE GENERALE and others	—		1,417,272		1,379,537

					4,855,722		4,115,797

				~~W~~	20,092,966	~~W~~	17,218,307

[1]	Before netting of allowance.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Restricted cash from financial institutions as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)		Financial Institutions	June 30, 2019		December 31, 2018		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	~~W~~	9,759,315	~~W~~	8,723,761	Bank of Korea Act
	Due from banking institutions	Shinhan Bank and others		2,642,247		1,348,099	Net settlement and others
	Due from others	Korea Securities Finance Corporation and others		540,776		655,194	Derivatives margin account and others

				12,942,338		10,727,054

Due from financial institutions in foreign currencies	Due from banking institutions in foreign currencies	Bank of Korea and others		627,313		375,130	Bank of Korea Act and others
	Time deposits in foreign currencies	Bank of Communications NY Branch and others		31,581		30,538	Bank Act of the State of New York and others
	Due from others	Societe Generale and others		1,256,162		1,214,905	Derivatives margin account and others

				1,915,056		1,620,573

			~~W~~	14,857,394	~~W~~	12,347,627

[1]	Before netting of allowance.

Changes in the allowances for due from financial institutions losses

Changes in the allowances for due from financial institutions losses for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	2,019	~~W~~	—	~~W~~	—
Transfer between stages
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Provision (reversal) for credit losses		95		—		—
Others		50		—		—

Ending	~~W~~	2,164	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired
Beginning[1]	~~W~~	1,797	~~W~~	—	~~W~~	—
Transfer between stages
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Provision (reversal) for loan losses		24		—		—
Others		49		—		—

Ending	~~W~~	1,870	~~W~~	—	~~W~~	—

[1]	Restated based on Korean IFRS 1109.

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group applies fair value hedge accounting using cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debts in Korean won, financial debentures in foreign currencies, structured deposits in Korean won, and structured deposits in foreign currencies. In addition, the Group applies net investment hedge accounting by designating financial debentures in foreign currencies as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of derivative financial instruments held for trading as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019						December 31, 2018
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	~~W~~	801,360	~~W~~	—	~~W~~	93,134	~~W~~	570,000	~~W~~	—	~~W~~	55,056
Futures[1]		5,210,634		712		1,827		4,269,407		1,124		3,852
Swaps		238,995,089		513,975		593,658		219,558,592		421,591		471,915
Options		18,088,136		257,576		371,819		16,937,362		159,218		276,392

		263,095,219		772,263		1,060,438		241,335,361		581,933		807,215

Currency
Forwards		81,064,618		1,052,582		894,339		74,189,998		622,745		548,127
Futures[1]		544,275		23		921		602,805		37		240
Swaps		42,061,759		580,265		644,797		36,073,995		470,499		452,390
Options		3,543,959		11,104		20,547		2,449,469		6,071		13,602

		127,214,611		1,643,974		1,560,604		113,316,267		1,099,352		1,014,359

Stock and index
Futures[1]		1,045,467		6,211		5,898		1,155,861		4,902		10,820
Swaps		8,743,699		147,679		117,404		8,190,648		82,803		321,135
Options		5,878,292		62,102		231,356		5,442,775		70,740		464,226

		15,667,458		215,992		354,658		14,789,284		158,445		796,181

Credit
Swaps		4,329,031		22,044		16,016		4,300,208		32,711		25,047

		4,329,031		22,044		16,016		4,300,208		32,711		25,047

Commodity
Futures[1]		9,564		166		5		5,807		150		128
Swaps		121,951		2,403		327		140,382		2,202		3,199

		131,515		2,569		332		146,189		2,352		3,327

Other		3,285,874		94,951		61,575		2,361,827		40,739		78,865

	~~W~~	413,723,708	~~W~~	2,751,793	~~W~~	3,053,623	~~W~~	376,249,136	~~W~~	1,915,532	~~W~~	2,724,994

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

The average of hedge ratio for each type of hedge accounting as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	1 year	2 years	3 years	4 years	5 years	More than 5 years	Total
Fair value hedge
The quantity of the hedging instrument	1,228,463	1,672,324	1,153,244	447,659	331,435	2,110,918	6,944,043
Average ratio of hedging (%)	100.00	99.31	106.21	87.89	98.25	98.63	99.58
Cash flow hedge
The quantity of the hedging instrument	2,352,125	1,318,406	1,733,903	523,086	334,112	—	6,261,632
Average ratio of hedging (%)	100.00	100.00	100.00	100.00	100.00	—	100.00
Hedge of net investments in a foreign operations
The quantity of the hedging instrument	356,309	—	149,516	61,810	—	—	567,635
Average ratio of hedging (%)	100.00	—	100.00	100.00	—	—	100.00

(In millions of Korean won)	December 31, 2018
	1 year	2 years	3 years	4 years	5 years	More than 5 years	Total
Fair value hedge
The quantity of the hedging instrument	1,371,901	728,308	1,372,040	567,030	195,392	1,308,602	5,543,273
Average ratio of hedging (%)	100.73	98.65	100.00	100.00	100.00	100.00	100.00
Cash flow hedge
The quantity of the hedging instrument	2,641,861	1,403,129	902,911	919,258	525,629	50,000	6,442,788
Average ratio of hedging (%)	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Hedge of net investments in a foreign operations
The quantity of the hedging instrument	528,025	2,942	—	—	—	—	530,967
Average ratio of hedging (%)	100.00	100.00	—	—	—	—	100.00

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Fair Value Hedge

Details of derivative instruments designated as fair value hedge as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)		June 30, 2019
		Carrying amount				Accumulated adjusted amount				Changes in the fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in KRW	~~W~~	470,200	~~W~~	—	~~W~~	4,140	~~W~~	—	~~W~~	4,160
	Debt securities in foreign currencies		1,274,882		—		18,048		—		26,187
	Deposits in foreign currencies		—		895,316		—		(30,124)		(59,141)
	Debts in KRW		—		352,128		—		22,128		(2,876)
	Debts in foreign currencies		—		2,059,381		—		34,981		(59,054)

			1,745,082		3,306,825		22,188		26,985		(90,724)

Currency	Debt securities in foreign currencies		2,043,254		—		(5,058)		—		69,170

			2,043,254		—		(5,058)		—		69,170

		~~W~~	3,788,336	~~W~~	3,306,825	~~W~~	17,130	~~W~~	26,985	~~W~~	(21,554)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)		December 31, 2018
		Carrying amount				Accumulated adjusted amount				Changes in the fair value[1]
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in KRW	~~W~~	465,213	~~W~~	—	~~W~~	1,214	~~W~~	—	~~W~~	1,157
	Debt securities in foreign currencies		702,727		—		(9,790)		—		(9,099)
	Deposits in foreign currencies		—		805,215		—		(89,265)		63,441
	Debts in KRW		—		349,252		—		19,252		379
	Debts in foreign currencies		—		1,429,457		—		(24,073)		12,878

			1,167,940		2,583,924		(8,576)		(94,086)		68,756

Currency	Debt securities in foreign currencies		1,845,253		—		(75,255)		—		112,551

			1,845,253		—		(75,255)		—		112,551

		~~W~~	3,013,193	~~W~~	2,583,924	~~W~~	(83,831)	~~W~~	(94,086)	~~W~~	181,307

[1]	Fair value changes in the six-month period ended June 30, 2018

Details of derivative instruments designated as fair value hedge as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	Notional amount		Assets		Liabilities		Changes in the fair value
Interest rate
Swaps	~~W~~	4,989,543	~~W~~	119,250	~~W~~	43,432	~~W~~	97,718
Currency
Forwards		1,830,061		3,540		47,518		(67,389)

	~~W~~	6,819,604	~~W~~	122,790	~~W~~	90,950	~~W~~	30,329

(In millions of Korean won)	December 31, 2018
	Notional amount		Assets		Liabilities		Changes in the fair value[1]
Interest rate
Swaps	~~W~~	3,845,555	~~W~~	58,933	~~W~~	88,017	~~W~~	(68,491)
Currency
Forwards		1,697,718		5,923		32,565		(108,432)

	~~W~~	5,543,273	~~W~~	64,856	~~W~~	120,582	~~W~~	(176,923)

[1]	Fair value changes in the six-month periods ended June 30, 2018

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of hedge ineffectiveness recognized in profit or loss from derivatives for the six-month period ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	Hedge ineffectiveness recognized in profit or loss
	2019		2018
From hedge accounting
Interest rate	~~W~~	6,993	~~W~~	265
Currency rate		1,781		4,119

	~~W~~	8,774	~~W~~	4,384

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Gains (losses) on hedging instruments	~~W~~	22,464	~~W~~	(180,716)
Gains (losses) on the hedged items attributable to the hedged risk		(21,441)		182,551

	~~W~~	1,023	~~W~~	1,835

Cash Flow Hedge

Details of hedged item in cash flow hedge as of June 30, 2019 and December 31, 2018 are as follows:

(In millions of Korean won)	June 30, 2019
	Changes in fair value		Other comprehensive income for cash flow hedge
Hedge accounting
Interest rate risk	~~W~~	33,751	~~W~~	(19,332)
Foreign currency change risk		52,519		(13,177)

	~~W~~	86,270	~~W~~	(32,509)

(In millions of Korean won)	December 31, 2018
	Changes in fair value		Other comprehensive income for cash flow hedge
Hedge accounting
Interest rate risk	~~W~~	(12,164)	~~W~~	4,686
Foreign currency change risk		45,487		1,163

	~~W~~	33,323	~~W~~	5,849

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of derivative instruments designated as cash flow hedge as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	~~W~~	3,517,120	~~W~~	423	~~W~~	29,914	~~W~~	(31,419)
Currency
Swaps		2,744,512		15,129		78,040		(51,942)

	~~W~~	6,261,632	~~W~~	15,552	~~W~~	107,954	~~W~~	(83,361)

(In millions of Korean won)	December 31, 2018
	Notional amount		Assets		Liabilities		Changes in fair value[1]
Interest rate
Swaps	~~W~~	4,142,336	~~W~~	17,891	~~W~~	12,766	~~W~~	12,111
Currency
Swaps		2,300,452		22,759		40,493		(45,912)

	~~W~~	6,442,788	~~W~~	40,650	~~W~~	53,259	~~W~~	(33,801)

[1]	Fair value changes in the six-month period ended June 30, 2018

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Gains (losses) on hedging instruments	~~W~~	(83,361)	~~W~~	(36,097)
Gains (losses) on effectiveness (amount recognized in other comprehensive income)		(83,665)		(33,690)

Gains (losses) on ineffectiveness (amount recognized in profit or loss)	~~W~~	304	~~W~~	(2,407)

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Amount recognized in other comprehensive income	~~W~~	(83,665)	~~W~~	(33,690)
Amount reclassified from equity to profit or loss		31,735		50,158
Tax effect		13,572		(7,080)

Amount recognized in other comprehensive income net of tax	~~W~~	(38,358)	~~W~~	9,388

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Hedge on Net Investments in Foreign Operations

Details of derivative instruments designated as foreign operations net investments hedge as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	Changes in fair value		Other comprehensive income for hedge on net investment in a foreign operation
Hedge accounting
Currency(foreign currency change risk)	~~W~~	12,388	~~W~~	(41,118)

(In millions of Korean won)	December 31, 2018
	Changes in fair value		Other comprehensive income for hedge on net investment in a foreign operation
Hedge accounting
Currency(foreign currency change risk)	~~W~~	41,305	~~W~~	(33,092)

Details of financial instruments designated as fair value hedge as of June 30, 2019 and December 31, 2018, are as follows:

	June 30, 2019
	Nominal amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	~~W~~	505,825	~~W~~	1,383	~~W~~	4,568	~~W~~	(9,182)
Swap		61,810		—		110		(110)
Financial debentures in foreign currencies		92,544		—		92,069		(3,096)

	~~W~~	660,179	~~W~~	1,383	~~W~~	96,747	~~W~~	(12,388)

	December 31, 2018
	Nominal amount		Assets		Liabilities		Changes in fair value[1]
Currency
Forwards	~~W~~	530,967	~~W~~	4,924	~~W~~	2,412	~~W~~	(37,696)
Financial debentures in foreign currencies		89,448		—		89,109		(3,609)

	~~W~~	620,415	~~W~~	4,924	~~W~~	91,521	~~W~~	(41,305)

[1]	Fair value changes in the six-month period ended June 30, 2018

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

The fair value of non-derivative financial instruments designated as hedging instruments as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019		December 31, 2018
Financial debentures in foreign currencies	~~W~~	92,498	~~W~~	88,785

Gain or loss from hedging instruments in hedge of net investments in foreign operations and hedged items attributable to the hedged risk for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Gains (losses) on hedging instruments	~~W~~	(12,388)	~~W~~	(41,305)
Effective portion of gains (losses) on hedge on net investment in a foreign operation (amount recognized in other comprehensive income)		(12,388)		(41,305)
Ineffective portion of gain on hedge on net investment in a foreign operation (amount recognized in profit or loss)		—		—

The effective portion of gains (losses) on hedging instruments recognized in other comprehensive income for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Amount recognized in other comprehensive income	~~W~~	(12,388)	~~W~~	(41,305)
Amount of other comprehensive income reclassified to profit or loss		1,317		—
Tax effect		3,045		10,636

Amount recognized in other comprehensive income, net of tax	~~W~~	(8,026)	~~W~~	(30,669)

9. Loans at amortized cost

Details of loans as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019		December 31, 2018
Loans at amortized cost	~~W~~	326,635,767	~~W~~	321,058,158
Deferred loan origination fees and costs		735,855		753,126
Less: Allowances for loan losses		(2,471,161)		(2,609,681)

Carrying amount	~~W~~	324,900,461	~~W~~	319,201,603

Details of loans for other banks as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019		December 31, 2018
Loans at amortized cost	~~W~~	5,069,527	~~W~~	3,484,210
Less: Allowances for loan losses		(464)		(620)

Carrying amount	~~W~~	5,069,063	~~W~~	3,483,590

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of loan types and customer types of loans to customers, other than banks, as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	153,997,992	~~W~~	125,009,223	~~W~~	—	~~W~~	279,007,215
Loans in foreign currencies		368,890		6,130,775		—		6,499,665
Domestic import usance bills		—		3,016,720		—		3,016,720
Off-shore funding loans		—		1,046,452		—		1,046,452
Call loans		—		989,321		—		989,321
Bills bought in Korean won		—		1,984		—		1,984
Bills bought in foreign currencies		—		2,299,417		—		2,299,417
Guarantee payments under payment guarantee		39		4,773		—		4,812
Credit card receivables in Korean won		—		—		16,948,485		16,948,485
Credit card receivables in foreign currencies		—		—		2,467		2,467
Reverse repurchase agreements		—		4,876,484		—		4,876,484
Privately placed bonds		—		756,204		—		756,204
Factored receivables		156		2,485		—		2,641
Lease receivables		1,544,390		174,080		—		1,718,470
Loans for installment credit		5,099,752		32,006		—		5,131,758

		161,011,219		144,339,924		16,950,952		322,302,095

Proportion (%)		49.96		44.78		5.26		100.00
Less: Allowances		(674,524)		(1,086,605)		(709,568)		(2,470,697)

	~~W~~	160,336,695	~~W~~	143,253,319	~~W~~	16,241,384	~~W~~	319,831,398

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	152,523,852	~~W~~	124,334,950	~~W~~	—	~~W~~	276,858,802
Loans in foreign currencies		259,015		4,711,234		—		4,970,249
Domestic import usance bills		—		2,817,174		—		2,817,174
Off-shore funding loans		—		844,954		—		844,954
Call loans		—		1,473,397		—		1,473,397
Bills bought in Korean won		—		3,057		—		3,057
Bills bought in foreign currencies		—		3,427,368		—		3,427,368
Guarantee payments under payment guarantee		46		4,104		—		4,150
Credit card receivables in Korean won		—		—		17,346,224		17,346,224
Credit card receivables in foreign currencies		—		—		7,834		7,834
Reverse repurchase agreements		—		3,341,700		—		3,341,700
Privately placed bonds		—		823,178		—		823,178
Factored receivables		446		5,939		—		6,385
Lease receivables		1,712,597		81,985		—		1,794,582
Loans for installment credit		4,582,913		25,107		—		4,608,020

		159,078,869		141,894,147		17,354,058		318,327,074

Proportion (%)		49.97		44.57		5.46		100.00
Less: Allowances		(642,897)		(1,255,223)		(710,941)		(2,609,061)

	~~W~~	158,435,972	~~W~~	140,638,924	~~W~~	16,643,117	~~W~~	315,718,013

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

10. Allowances for Loan Losses

Changes in the allowances for loan losses for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Retails						Corporates						Credit cards
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	~~W~~	237,440	~~W~~	215,743	~~W~~	189,714	~~W~~	214,312	~~W~~	318,656	~~W~~	722,875	~~W~~	180,467	~~W~~	290,025	~~W~~	240,449
Transfer between stages
Transfer to 12-month expected credit losses		61,688		(61,410)		(278)		37,417		(23,933)		(13,484)		48,023		(47,351)		(672)
Transfer to lifetime expected credit losses		(46,500)		59,013		(12,513)		(25,345)		47,761		(22,416)		(25,960)		27,132		(1,172)
Impairment		(1,127)		(45,219)		46,346		(1,420)		(27,453)		28,873		(1,972)		(22,700)		24,672
Write-offs		(2)		26		(206,109)		—		2		(108,947)		—		—		(257,053)
Disposal		(448)		(16)		(606)		—		—		(5,887)		—		—		(40)
Provision (reversal) for loan losses[1,2]		2,030		44,030		193,248		(12,729)		(17,426)		(23,642)		(14,898)		21,468		254,106
Others (change of currency ratio, etc.)		42		103		(671)		544		176		(865)		—		—		(4,956)

Ending	~~W~~	253,123	~~W~~	212,270	~~W~~	209,131	~~W~~	212,779	~~W~~	297,783	~~W~~	576,507	~~W~~	185,660	~~W~~	268,574	~~W~~	255,334

[1]

Provision for credit losses in statements of comprehensive income also include provision (reversal) for due from financial institutions (Note 7), and provision (reversal) for securities (Note 11), provision for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantees contracts (Note 22), and provision (reversal) for other financial assets (Note 17).

[2]	Included ~~W~~ 173,621 million from recover from write-offs

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	Retails						Corporates						Credit cards
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning[2]	~~W~~	249,226	~~W~~	196,387	~~W~~	186,766	~~W~~	208,354	~~W~~	275,722	~~W~~	865,065	~~W~~	154,076	~~W~~	260,162	~~W~~	213,181
Transfer between stages
Transfer to 12-month expected credit losses		68,135		(67,826)		(309)		22,592		(21,172)		(1,420)		42,080		(41,207)		(873)
Transfer to lifetime expected credit losses		(57,390)		64,841		(7,451)		(18,264)		26,321		(8,057)		(24,526)		25,746		(1,220)
Impairment		(1,138)		(32,677)		33,815		(1,864)		(19,522)		21,386		(1,564)		(19,411)		20,975
Write-offs		—		—		(185,921)		—		(3)		(102,480)		—		—		(223,853)
Disposal		(737)		(1,317)		(1,488)		—		—		(8,105)		—		—		—
Provision (reversal) for loan losses[1,3]		243		43,466		161,355		(13,564)		25,420		61,206		(6,801)		37,697		224,278
Others (change of currency ratio, etc.)		433		93		337		(2,835)		568		2,927		2		—		(4,037)

Ending	~~W~~	258,772	~~W~~	202,967	~~W~~	187,104	~~W~~	194,419	~~W~~	287,334	~~W~~	830,522	~~W~~	163,267	~~W~~	262,987	~~W~~	228,451

[1]

Provision for credit losses in statements of comprehensive income also include provision (reversal) for due from financial institutions (Note 7), and provision (reversal) for securities (Note 11), provision for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantees contracts (Note 22), and provision (reversal) for other financial assets (Note 17).

[2]	Prepared in accordance with Korean IFRS 1109.
[3]	Included ~~W~~ 256,642 million from recover from write-offs

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

The Group manages the written-off loans that their extinctive prescription did not occur, and that are not collected; the balance of those are respectively ~~W~~ 11,545,373 million and ~~W~~ 12,067,272 million as of June 30, 2019 and December 31, 2018.

Changes in the book value of loans at amortized cost for the six-month periods ended June 30, 2019, are as follows:

(In millions of Korean won)	2019
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	293,296,370	~~W~~	26,417,165	~~W~~	2,097,749
Transfer between stages
Transfer to 12-month expected credit losses		6,072,086		(6,050,681)		(21,405)
Transfer to lifetime expected credit losses		(10,130,540)		10,229,927		(99,387)
Transfer to lifetime expected credit losses (impaired)		(406,917)		(678,406)		1,085,323
Write-offs		(2)		29		(572,110)
Disposal		(880,647)		(13,013)		(76,328)
Net increase (decrease) (Execution, repayment and others)		10,589,568		(3,127,635)		(359,524)

Ending	~~W~~	298,539,918	~~W~~	26,777,386	~~W~~	2,054,318

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	7,514,882
Financial bonds		13,623,361
Corporate bonds		2,813,190
Asset-backed securities		85,563
Beneficiary certificates		11,153,619
Derivatives linked securities		3,899,975
Other debt securities		6,914,542
Equity securities:
Stocks		1,141,819
Other equity securities		236,301
Loans:
Private placed corporate bonds		692,807
Other loans		268,390
Due from financial institutions:
Other due from financial institutions		293,452
Others		73,971

		48,711,872

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Financial Investments
Financial assets measured at fair value through other comprehensive income
Debt securities:
Government and public bonds		6,163,824
Financial bonds		18,578,293
Corporate bonds		11,498,223
Asset-backed securities		1,324,944
Other debt securities		80,030
Equity securities:
Stocks		2,274,562
Equity investments		40,408
Other equity securities		73,718
Loans:
Private placed corporate bonds		422,889

		40,456,891

Financial assets at amortized cost
Debt securities:
Government and public bonds		5,343,785
Financial bonds		6,906,339
Corporate bonds		7,019,700
Asset-backed securities		4,565,788
Allowance		(1,788)

		23,833,824

	~~W~~	64,290,715

(In millions of Korean won)	December 31, 2018
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	~~W~~	7,922,936
Financial bonds		14,978,408
Corporate bonds		4,101,066
Asset-backed securities		84,382
Beneficiary certificates		10,252,377
Derivatives linked securities		3,516,626
Other debt securities		7,429,687
Equity securities:
Stocks		1,094,441
Other equity securities		193,221
Loans:
Private placed corporate bonds		823,071
Other loans		131,105
Due from financial institutions:
Other due from financial institutions		381,719
Others		78,808

		50,987,847

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Financial Investments
Financial assets measured at fair value through other comprehensive income
Debt securities:
Government and public bonds		3,475,214
Financial bonds		20,107,719
Corporate bonds		10,540,985
Asset-backed securities		1,100,041
Other debt securities		19,675
Equity securities:
Stocks		2,262,379
Equity investments		38,584
Other equity securities		69,153
Loans:
Private placed corporate bonds		389,822

		38,003,572

Financial assets at amortized cost
Debt securities:
Government and public bonds		5,090,051
Financial bonds		6,847,055
Corporate bonds		6,943,332
Asset-backed securities		4,782,800
Allowance		(1,716)

		23,661,522

	~~W~~	61,665,094

Dividend incomes from the equity securities measured at fair value through other comprehensive income for the six-month periods ended June 30, 2019 and 2018 are as follows:

(In millions of Korean won)	2019
	From the financial asset derecognized		From the remaining financial asset
Equity securities at fair value through other comprehensive income
Stocks
Listed	~~W~~	—	~~W~~	18,732
Unlisted		—		24,950
Other		—		1,470

	~~W~~	—	~~W~~	45,152

(In millions of Korean won)	2018
	From the financial asset derecognized		From the remaining financial asset
Equity securities at fair value through other comprehensive income
Stocks
Listed	~~W~~	—	~~W~~	14,896
Unlisted		—		24,025
Equity investments		—		2,256

	~~W~~	—	~~W~~	41,177

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

The derecognized equity securities, measured at fair value through other comprehensive income for the six-month periods ended June 30, 2019 and 2018 are as follows:

(In millions of Korean won)	2019
	Disposal price		Accumulated OCI as of disposal date
Equity securities at fair value through other comprehensive income
Stocks
Listed	~~W~~	12,308	~~W~~	(25,278)
Unlisted		737		(114)

	~~W~~	13,045	~~W~~	(25,392)

(In millions of Korean won)	2018
	Disposal price		Accumulated OCI as of disposal date
Equity securities at fair value through other comprehensive income
Stocks
Listed	~~W~~	23,701	~~W~~	16,175
Unlisted		480		480

	~~W~~	24,181	~~W~~	16,655

Provision(reversal) for the allowance of financial investments for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Impairment losses		Reversal of impairment		Total
Securities measured at fair value through other comprehensive income	~~W~~	1,353	~~W~~	(762)	~~W~~	591
Loans measured at fair value through other comprehensive income		761		(140)		621
Securities at amortized cost		174		(115)		59

	~~W~~	2,288	~~W~~	(1,017)	~~W~~	1,271

(In millions of Korean won)	2018
	Impairment losses		Reversal of impairment		Total
Securities measured at fair value through other comprehensive income	~~W~~	741	~~W~~	(1,717)	~~W~~	(976)
Securities at amortized cost		260		(145)		115

	~~W~~	1,001	~~W~~	(1,862)	~~W~~	(861)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Changes in the allowances for financial investments for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	~~W~~	5,657	~~W~~	192	~~W~~	322
Transfer between stages
Transfer to 12-month expected credit losses		437		(189)		(249)
Transfer to lifetime expected credit losses		(669)		669		—
Impairment		—		—		—
Disposal		(214)		(229)		—
Provision (reversal) for loan losses		606		665		—
Others (change of currency ratio, etc.)		39		259		—

Ending	~~W~~	5,856	~~W~~	1,367	~~W~~	73

(In millions of Korean won)	2018
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning[1]	~~W~~	4,937	~~W~~	482	~~W~~	720
Transfer between stages
Transfer to 12-month expected credit losses		482		(482)		—
Transfer to lifetime expected credit losses		(20)		20		—
Impairment		—		—		—
Disposal		(125)		—		—
Provision (reversal) for loan losses		(721)		214		(354)
Others (change of currency ratio, etc.)		22		1		—

Ending	~~W~~	4,575	~~W~~	235	~~W~~	366

[1]	Prepared in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

12. Investments in Associates and joint ventures

Investments in associates and joint ventures as of June 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	June 30, 2019
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Pre IPO Secondary Venture Fund 1st1	15.19	~~W~~	1,454	~~W~~	1,717	~~W~~	1,717	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		136,540		134,694	Investment finance	Korea
KB-KDBC New Technology Business Fund[8]	66.66		15,000		14,243		14,243	Investment finance	Korea
KB Star office Private real estate Investment Trust No. 1	21.05		20,000		20,273		19,860	Investment finance	Korea
PT Bank Bukopin TBK[14,15]	22.00		116,422		109,613		117,328	Banking and foreign exchange transaction	Indonesia
Sun Surgery Center Inc.	28.00		2,682		3,321		3,321	Hospital	United States of America
Dae-A Leisure Co., Ltd.[6]	49.36		—		1,613		578	Earth works	Korea
Doosung Metal Co., Ltd [6]	26.52		—		(62)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd. [1]	15.08		2,000		—		—	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[1]	12.61		104,812		101,792		101,792	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		18,038		20,674		20,674	Investment finance	Korea
Acts Co., Ltd.[10]	7.14		500		—		—	Manufacture of optical lens and elements	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		16,341		12,157	Installment loan	Korea
Wise Asset Management Co., Ltd.[7]	33.00		—		—		—	Asset management	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(15,962)		—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd.[6]	42.88		—		(433)		—	Wholesale of primary metal	Korea
Kendae Co., Ltd.[6]	41.01		—		(252)		98	Screen printing	Korea
Dongjo Co., Ltd.[6]	29.29		—		806		115	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd.[6]	38.62		—		—		—	Wholesale of paper products	Korea
Big Dipper Co., Ltd.	29.33		440		89		204	Big data consulting	Korea
Builton Co., Ltd.[12]	21.96		800		435		435	Software development and supply	Korea
Shinla Construction Co., Ltd.[6]	20.24		—		(551)		—	Specialty construction	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Shinhwa Underwear Co., Ltd.[6]	26.24	—	16	258	Manufacture of underwears and sleepwears	Korea
A-PRO Co., Ltd.[1]	13.71	1,500	1,693	2,033	Manufacture of electric power storage system	Korea
MJT&I Co., Ltd.[6]	22.89	—	(613)	116	Wholesale of other goods	Korea
Jaeyang Industry Co., Ltd.[6]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Jungdo Co., Ltd.[6]	25.53	—	1,492	—	Office, commercial and institutional building construction	Korea
Jinseung Tech Co., Ltd.[6]	30.04	—	(194)	—	Manufacture of other general-purpose machinery n.e.c.	Korea
Terra Co., Ltd.[6]	24.06	—	2	—	Manufacture of hand-operated kitchen appliances and metal ware	Korea
Paycoms Co., Ltd.[9]	11.70	800	156	156	System software publishing	Korea
Food Factory Co., Ltd.[11]	22.22	1,000	1,000	1,000	Farm product distribution industry	Korea
Korea NM Tech Co., Ltd.[6]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
KB IGen Private Equity Fund No.1[1]	0.03	—	—	—	Investment finance	Korea
KB No.10 Special Purpose Acquisition Company[1,2]	0.19	10	20	20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[1,3]	0.31	10	19	19	SPAC	Korea
KB No.17 Special Purpose Acquisition Company[1,4]	0.02	1	2	2	SPAC	Korea
KB No.18 Special Purpose Acquisition Company[1,5]	0.02	2	2	2	SPAC
KB Private Equity Fund III[1]	15.69	8,000	7,792	7,792	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00	4,500	6,367	6,367	Credit information	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	25.00	12,970	14,524	14,524	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[1]	5.64	1,842	1,592	1,592	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25	5,000	4,469	4,469	Investment finance	Korea
GH Real Estate I LP	42.00	17,678	18,502	18,502	Asset management	Guernsey
KBTS Technology Venture Private Equity Fund[8]	56.00	16,016	15,909	15,909	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund[8]	42.55	16,000	15,696	15,696	Investment finance	Korea
KB-SJ Tourism Venture Fund[1,8]	18.52	3,000	2,824	2,824	Investment finance	Korea
UNION Media Commerce Fund	29.00	1,000	961	961	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund1	14.57	7,070	7,027	7,027	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund I	37.69	473	380	380	Investment finance	Korea
CHONG IL MACHINE & TOOLS CO., LTD.[6]	21.71	—	(126)	—	Machinery and equipment wholesale	Korea
IMT TECHNOLOGY CO., LTD. [6]	25.29	—	22	3	Computer Peripherals Distribution	Korea
IWON ALLOY CO., LTD. [6]	23.31	—	394	—	Manufacture of smelting, refining and alloys	Korea
CARLIFE CO., LTD. [6]	24.39	—	(75)	—	Publishing of magazines and periodicals (publishing industry)	Korea
COMPUTERLIFE CO., LTD. [6]	45.71	—	(260)	69	Publishing of magazines and periodicals (publishing industry)	Korea
SKYDIGITAL INC.[6]	20.40	—	(248)	—	Multi Media, Manufacture of Multi Media Equipment	Korea
JO YANG INDUSTRIAL CO., LTD.[6]	23.14	—	75	—	Manufacture of Special Glass	Korea
IL-KWANG ELECTRONIC MATERIALS CO., LTD. [6]	29.06	—	(398)	—	Electronic parts	Korea
SO-MYUNG RECYCLING CO., LTD .[6]	20.23	—	184	—	Nonferrous metals	Korea
IDTECK CO., LTD [6]	38.63	—	(122)	—	Other manufacturing of wireless telecommunications equipment	Korea

		511,858	509,281	526,937

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	December 31, 2018
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Pre IPO Secondary Venture Fund 1st1	15.19	~~W~~	1,454	~~W~~	1,649	~~W~~	1,649	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		136,208		134,362	Investment finance	Korea
KB-KDBC New Technology Business Fund[8]	66.66		15,000		14,594		14,594	Investment finance	Korea
KB Star office Private real estate Investment Trust No. 1	21.05		20,000		20,252		19,839	Investment finance	Korea
PT Bank Bukopin TBK[14,15]	22.00		116,422		106,484		113,932	Banking and foreign exchange transaction	Indonesia
Sun Surgery Center Inc.	28.00		2,682		2,760		2,715	Hospital	United States of America
Dae-A Leisure Co., Ltd.[6]	49.36		—		1,613		578	Earth works	Korea
Doosung Metal Co., Ltd [6]	26.52		—		(16)		—	Manufacture of metal products	Korea
RAND Bio Science Co., Ltd.	21.91		2,000		185		843	Research and experimental development on medical sciences and pharmacy	Korea
Balhae Infrastructure Company[1]	12.61		104,622		108,050		108,050	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		18,038		18,134		18,134	Investment finance	Korea
Acts Co., Ltd.[10]	7.14		500		(14)		—	Manufacture of optical lens and elements	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		15,257		10,672	Installment loan	Korea
Wise Asset Management Co., Ltd.[7]	33.00		—		—		—	Asset management	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(16,689)		—	Operation of highways and related facilities	Korea
Jungdong Steel Co., Ltd.[6]	42.88		—		(433)		—	Wholesale of primary metal	Korea
Kendae Co., Ltd.[6]	41.01		—		(252)		98	Screen printing	Korea
Dongjo Co., Ltd.[6]	29.29		—		806		115	Wholesale of agricultural and forestry machinery and equipment	Korea
Dpaps Co., Ltd.[6]	38.62		—		14		—	Wholesale of paper products	Korea
Big Dipper Co., Ltd.	29.33		440		166		280	Big data consulting	Korea
Builton Co., Ltd.[12]	21.96		800		67		304	Software development and supply	Korea
Shinla Construction Co., Ltd.[6]	20.24		—		(551)		—	Specialty construction	Korea
Shinhwa Underwear Co., Ltd.[6]	26.24		—		(57)		185	Manufacture of underwears and sleepwears	Korea
A-PRO Co., Ltd.[1]	13.71		1,500		1,554		1,403	Manufacture of electric power storage system	Korea
MJT&I Co., Ltd.[6]	22.89		—		(606)		122	Wholesale of other goods	Korea
Jaeyang Industry Co., Ltd.[6]	20.86		—		(552)		—	Manufacture of luggage and other protective cases	Korea
Jungdo Co., Ltd.[6]	25.53		—		1,492		—	Office, commercial and institutional building construction	Korea

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Jinseung Tech Co., Ltd.[6]	30.04		—		(176)		—	Manufacture of other general-purpose machinery n.e.c.	Korea
Terra Co., Ltd.[6]	24.06		—		2		—	Manufacture of hand-operated kitchen appliances and metal ware	Korea
Paycoms Co., Ltd.[9]	11.70		800		71		103	System software publishing	Korea
Food Factory Co., Ltd.[11]	22.22		1,000		206		928	Farm product distribution industry	Korea
Korea NM Tech Co., Ltd.[6]	22.41		—		552		—	Manufacture of motor vehicles, trailers and semitrailers	Korea
KB IGen Private Equity Fund No. 1[1]	0.03		—		—		—	Investment finance	Korea
KB No. 9 Special Purpose Acquisition Company[1]	0.11		24		31		31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[1,2]	0.19		10		20		20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[1,3]	0.31		10		19		19	SPAC	Korea
KB Private Equity Fund III[1]	15.68		8,000		7,830		7,830	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		5,941		5,941	Credit information	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		364		233		233	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	25.00		12,970		14,601		14,601	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[1]	5.64		1,842		1,581		1,581	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		5,000		4,463		4,463	Investment finance	Korea
GH Real Estate I LP	42.00		17,678		17,252		17,252	Asset management	Guernsey
KBTS Technology Venture Private Equity Fund[8]	56.00		14,224		13,777		13,777	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund[8]	42.55		8,000		7,930		7,930	Investment finance	Korea
KB-SJ Tourism Venture Fund[1,8]	18.52		1,500		1,386		1,386	Investment finance	Korea
UNION Media Commerce Fund	29.00		1,000		962		962	Investment finance	Korea
CHONG IL MACHINE & TOOLS CO., LTD. [6]	21.71		—		(107)		—	Machinery and equipment wholesale	Korea
IMT TECHNOLOGY CO., LTD. [6]	25.29		—		18		—	Computer Peripherals Distribution	Korea
IWON ALLOY CO., LTD. [6]	23.31		—		394		—	Manufacture of smelting, refining and alloys	Korea
CARLIFE CO., LTD. [6]	24.39		—		(75)		—	Publishing of magazines and periodicals (publishing industry)	Korea
COMPUTERLIFE CO., LTD. [6]	45.71		—		(329)		—	Publishing of magazines and periodicals (publishing industry)	Korea
SKYDIGITAL INC.[6]	20.40		—		(142)		—	Multi Media, Manufacture of Multi Media Equipment	Korea
JO YANG INDUSTRIAL CO., LTD.[6]	23.14		—		75		—	Manufacture of Special Glass	Korea

		~~W~~	493,218	~~W~~	486,630	~~W~~	504,932

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

[1]

As of June 30, 2019 and December 31, 2018, the Group is represented on the governing bodies of its associates. Therefore, the Group has a significant influence over the decision-making process relating to their financial and business policies.

[2]	The market value of KB No.10 Special Purpose Acquisition Company, reflecting the quoted market price as of June 30, 2019 and December 31, 2018, amounts to ~~W~~ 38 million and ~~W~~ 20 million, respectively.
[3]	The market value of KB No.11 Special Purpose Acquisition Company, reflecting the quoted market price as of June 30, 2019 and December 31, 2018, amounts to ~~W~~ 23 million and ~~W~~ 21 million, respectively.
[4]	The market value of KB No.17 Special Purpose Acquisition Company, reflecting the quoted market price as of June 30, 2019, amounts to ~~W~~ 2 million.
[5]	The market value of KB No.18 Special Purpose Acquisition Company, reflecting the quoted market price as of June 30, 2019, amounts to ~~W~~ 2 million.
[6]	The investment in associates was reclassified from available-for-sale financial assets due to re-instated voting rights from termination of rehabilitation procedures.
[7]	Carrying amount of the investment has been recognized as a loss from the date Hyundai Securities Co., Ltd. was included in the consolidation scope.
[8]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[9]	The ownership of Paycoms Co., Ltd. would be 22.96% and 22.96% as of June 30, 2019 and December 31, 2018, respectively, considering the potential voting rights from convertible bond.
[10]	The ownership of Acts Co., Ltd. would be 27.22% and 27.22% as of June 30, 2019 and December 31, 2018, respectively, considering the potential voting rights from convertible bond.
[11]	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of June 30, 2019 and December 31, 2018, respectively, considering the potential voting rights from convertible bond.
[12]	The ownership of Builton Co., Ltd. would be 26.86% and 26.86% as of June 30, 2019 and December 31, 2018, considering the potential voting rights from convertible bond.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

[13]

In accordance with Korean IFRS 1028 Investments in Associates and Joint Ventures, application of the equity method is exempted, and the Group designates its investments measured at fair value through profit or loss in Rainist Co., Ltd., TESTIAN Inc., Spark Biopharma, Inc., RMGP Bio-Pharma Investment Fund, L.P., RMGP Bio-Pharma Investment, L.P, HEYBIT, Inc., Hasys., Stratio, Inc., NEXOLON CO., LTD., Honest Fund Co.,Ltd., Cellincells Co., Ltd., CY CO., Ltd., JLK Inspection, Inc., ZOYI corporation INC., KOSESEUJITO CO., LTD., Bomapp Inc., KB Cape No.1 Private Equity Fund.

[14]

The Group has entered into an agreement with PT Bosowa Corporindo, the major shareholder of PT Bank Bukopin TBK. Under this agreement, the Group has a right of first refusal, a tag-along right and a drag-along right. The drag-along right can be exercised for the duration of two years after three years from the acquisition date, subject to the occurrence of certain situations as defined in the agreement.

[15]	The fair value of PT Bank Bukopin TBK common stock is ~~W~~ 65,412 million and ~~W~~ 53,540 million as of June 30, 2019 and December 31, 2018.

The condensed financial information of major subsidiaries as of June 30, 2019 and December 31, 2018, and for the six-month period ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	June 30, 2019[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	11,329	~~W~~	29	~~W~~	10,120	~~W~~	11,300	~~W~~	1,717	~~W~~	—	~~W~~	1,717
KB GwS Private Securities Investment Trust		516,870		253		425,814		516,617		136,540		(1,846)		134,694
KB-KDBC New Technology Business Investment Fund		21,663		298		22,500		21,365		14,243		—		14,243
KB Star office Private real estate Investment Trust No. 1		218,246		121,950		95,000		96,296		20,273		(413)		19,860
PT Bank Bukopin TBK[2]		7,449,236		6,950,995		106,536		498,241		109,613		7,715		117,328
Sun Surgery Center Inc		12,890		1,156		9,428		11,734		3,321		—		3,321
RAND Bio Science Co., Ltd.		376		3,125		913		(2,749)		—		—		—
Balhae Infrastructure Company		809,377		1,826		831,512		807,551		101,792		—		101,792
Aju Good Technology Venture Fund		54,160		407		46,900		53,753		20,674		—		20,674
Acts Co., Ltd.		7,635		8,230		117		(595)		—		—		—
SY Auto Capital Co., Ltd.		88,954		55,604		20,000		33,350		16,341		(4,184)		12,157
Incheon Bridge Co., Ltd.		606,413		712,897		61,096		(106,484)		(15,962)		15,962		—
Big Dipper Co., Ltd.		448		143		1,500		305		89		115		204
Builton Co., Ltd.		2,093		1,658		325		435		435		—		435
A-PRO Co., Ltd.		41,424		29,072		1,633		12,352		1,693		340		2,033
Paycoms Co., Ltd.		2,155		1,669		855		486		156		—		156
Food Factory Co., Ltd.		4,381		3,109		450		1,272		1,000		—		1,000
KB IGen Private Equity Fund No. 1		3,526		8		1,396		3,518		—		—		—
KB No. 10 Special Purpose Acquisition Company		11,993		1,718		521		10,275		20		—		20
KB No. 11 Special Purpose Acquisition Company		6,819		752		321		6,067		19		—		19
KB No. 17 Special Purpose Acquisition Company		11,777		1,296		546		10,481		2		—		2
KB No. 18 Special Purpose Acquisition Company		2,487		1,952		32		535		2		—		2
KB Private Equity Fund III		49,678		3		51,000		49,675		7,792		—		7,792
Korea Credit Bureau Co., Ltd.		93,612		22,869		10,000		70,743		6,367		—		6,367
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		59,153		1,055		51,880		58,098		14,524		—		14,524
Keystone-Hyundai Securities No. 1 Private Equity Fund		174,672		141,533		34,114		33,139		1,592		—		1,592
POSCO-KB Shipbuilding Fund		14,548		249		16,000		14,299		4,469		—		4,469
GH Real Estate I LP		44,188		195		42,093		43,993		18,502		—		18,502
KBTS Technology Venture Private Equity Fund		28,899		490		28,600		28,409		15,909		—		15,909
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		37,192		307		37,600		36,885		15,696		—		15,696
KB-SJ Tourism Venture Fund		15,422		171		16,200		15,251		2,824		—		2,824
UNION Media Commerce Fund		3,318		3		3,450		3,315		961		—		961
KB-Stonebridge Secondary Private Equity Fund		48,470		959		48,541		47,511		7,027		—		7,027
KB SPROTT Renewable Private Equity Fund I		1,008		—		1,254		1,008		380		—		380

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2019[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	510	~~W~~	445	~~W~~	—	~~W~~	445	~~W~~	—
KB GwS Private Securities Investment Trust		21,253		20,767		—		20,767		5,219
KB-KDBC New Technology Business Investment Fund		45		(256)		—		(256)		—
KB Star office Private real estate Investment Trust No. 1		7,033		3,063		—		3,063		624
PT Bank Bukopin TBK		282,559		(18,153)		32,377		14,224		—
Sun Surgery Center Inc.		2,373		1,346		772		2,118		—
RAND Bio Science Co., Ltd.		—		(256)		—		(256)		—
Balhae Infrastructure Company		30,799		(23,961)		—		(23,961)		3,428
Aju Good Technology Venture Fund		7,480		6,740		—		6,740		—
Acts Co., Ltd.		3,929		657		—		657		—
SY Auto Capital Co., Ltd.		9,231		2,230		—		2,230		—
Incheon Bridge Co., Ltd.		49,957		1,012		—		1,012		—
Big Dipper Co., Ltd.		284		(262)		—		(262)		—
Builton Co., Ltd.		527		(229)		—		(229)		—
A-PRO Co., Ltd.		21,105		3,683		—		3,683		—
Paycoms Co., Ltd.		1,002		(529)		—		(529)		—
Food Factory Co., Ltd.		1,773		147		—		147		—
KB IGen Private Equity Fund No. 1		—		5,873		—		5,873		—
KB No. 10 Special Purpose Acquisition Company		—		19		—		19		—
KB No. 11 Special Purpose Acquisition Company		—		2		—		2		—
KB No. 17 Special Purpose Acquisition Company		—		(228)		—		(228)		—
KB No. 18 Special Purpose Acquisition Company		—		(15)		—		(15)		—
KB Private Equity Fund III		—		(245)		—		(245)		—
Korea Credit Bureau Co., Ltd.		41,936		5,657		—		5,657		135
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		1,007		(275)		—		(275)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		10,237		196		—		196		—
POSCO-KB Shipbuilding Fund		1,360		16		—		16		—
GH Real Estate I LP		4,875		1,796		1,236		3,032		—
KBTS Technology Venture Private Equity Fund		1,102		608		—		608		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		56		(553)		—		(553)		—
KB-SJ Tourism Venture Fund		—		(332)		—		(332)		—
UNION Media Commerce Fund		—		(2)		—		(2)		—
KB-Stonebridge Secondary Private Equity Fund		2		(1,029)		—		(1,029)		—
KB SPROTT Renewable Private Equity Fund I		—		(247)		—		(247)		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	10,864	~~W~~	9	~~W~~	10,120	~~W~~	10,855	~~W~~	1,649	~~W~~	—	~~W~~	1,649
KB GwS Private Securities Investment Trust		516,115		741		425,814		515,374		136,208		(1,846)		134,362
KB-KDBC New Technology Business Investment Fund		22,492		602		22,500		21,890		14,594		—		14,594
KB Star office Private real estate Investment Trust No. 1		218,025		121,828		95,000		96,197		20,252		(413)		19,839
PT Bank Bukopin TBK[2]		7,195,249		6,711,233		106,536		484,016		106,484		7,448		113,932
Sun Surgery Center Inc		10,468		610		9,428		9,858		2,760		(45)		2,715
RAND Bio Science Co., Ltd.		2,913		2,070		913		843		185		658		843
Balhae Infrastructure Company		859,040		1,843		829,995		857,197		108,050		—		108,050
Aju Good Technology Venture Fund		47,216		66		46,900		47,150		18,134		—		18,134
Acts Co., Ltd.		6,666		6,823		117		(157)		(14)		14		—
SY Auto Capital Co., Ltd.		89,948		58,812		20,000		31,136		15,257		(4,585)		10,672
Incheon Bridge Co., Ltd.		617,560		728,896		61,096		(111,336)		(16,689)		16,689		—
Big Dipper Co., Ltd.		723		157		1,500		566		166		114		280
Builton Co., Ltd.		1,908		1,604		325		304		67		237		304
A-PRO Co., Ltd.		29,438		18,099		1,713		11,339		1,554		(151)		1,403
Paycoms Co., Ltd.		2,126		1,520		855		606		71		32		103
Food Factory Co., Ltd.		4,096		3,168		450		928		206		722		928
KB IGen Private Equity Fund No. 1		148		8		170		140		—		—		—
KB No. 9 Special Purpose Acquisition Company		30,288		2,629		1,382		27,659		31		—		31
KB No. 10 Special Purpose Acquisition Company		11,960		1,704		521		10,256		20		—		20
KB No. 11 Special Purpose Acquisition Company		6,807		742		321		6,065		19		—		19
KB Private Equity Fund III		49,924		5		51,000		49,919		7,830		—		7,830
Korea Credit Bureau Co., Ltd.		88,797		22,788		10,000		66,009		5,941		—		5,941
KoFC KBIC Frontier Champ 2010-5 (PEF)		469		3		300		466		233		—		233
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		59,464		1,061		51,880		58,403		14,601		—		14,601
Keystone-Hyundai Securities No. 1 Private Equity Fund		177,024		151,862		34,114		25,162		1,581		—		1,581
POSCO-KB Shipbuilding Fund		14,287		4		16,000		14,283		4,463		—		4,463
GH Real Estate I LP		41,206		190		42,093		41,016		17,252		—		17,252
KBTS Technology Venture Private Equity Fund		24,810		208		25,400		24,602		13,777		—		13,777
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		18,820		181		18,800		18,639		7,930		—		7,930
KB-SJ Tourism Venture Fund		7,484		2		8,100		7,482		1,386		—		1,386
UNION Media Commerce Fund		3,318		—		3,450		3,318		962		—		962

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	1,725	~~W~~	1,711	~~W~~	—	~~W~~	1,711	~~W~~	—
KB GwS Private Securities Investment Trust		10,626		10,375		—		10,375		4,550
KB-KDBC New Technology Business Investment Fund		10		(138)		—		(138)		—
KB Star office Private real estate Investment Trust No. 1		3,268		1,356		—		1,356		544
Sun Surgery Center Inc.		163		29		—		29		—
RAND Bio Science Co., Ltd.		—		(1,064)		—		(1,064)		—
Balhae Infrastructure Company		15,231		13,451		—		13,451		3,431
Bungaejangter Inc.		2,594		652		—		652		—
Aju Good Technology Venture Fund		687		420		—		420		—
Acts Co., Ltd.		2,472		(628)		—		(628)		—
SY Auto Capital Co., Ltd.		4,938		1,289		—		1,289		—
Incheon Bridge Co., Ltd.		21,726		(1,166)		—		(1,166)		—
Big Dipper Co., Ltd.		72		(455)		—		(455)		—
Builton Co., Ltd.		520		208		—		208		—
A-PRO Co., Ltd.		11,391		198		—		198		—
Inno Lending Co., Ltd.		50		(171)		—		(171)		—
Paycoms Co., Ltd.		1,190		8		—		8		—
Food Factory Co., Ltd.		1,230		26		—		26		—
KB IGen Private Equity Fund No. 1		—		(152)		—		(152)		—
KB No. 9 Special Purpose Acquisition Company		—		122		—		122		—
KB No. 10 Special Purpose Acquisition Company		—		34		—		34		—
KB No. 11 Special Purpose Acquisition Company		—		203		—		203		—
KB Private Equity Fund III		—		(198)		—		(198)		—
Korea Credit Bureau Co., Ltd.		17,387		2,198		—		2,198		113
KoFC KBIC Frontier Champ 2010-5 (PEF)		1,208		1,205		—		1,205		999
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		519		(6,870)		—		(6,870)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		4,677		(2,893)		—		(2,893)		—
POSCO-KB Shipbuilding Fund		73		(671)		—		(671)		—
GH Real Estate I LP		1,336		864		261		1,125		—
KBTS Technology Venture Private Equity Fund		—		(166)		—		(166)		—
KB-SJ Tourism Venture Fund		—		(283)		—		(283)		—
UNION Media Commerce Fund		—		(132)		—		(132)		—

[1]

The amounts included in the financial statements of the associates and joint ventures are adjusted to reflect adjustments made by the entity, such as, fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

[2]	The amounts of goodwill on PT Bank Bukopin TBK is ~~W~~ 4,368 million and ~~W~~ 4,101 million as of June 30, 2019 and December 31, 2018, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Changes in investments in associates and joint ventures for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Acquisition		Disposal		Dividends		Gains (losses) on equity-method accounting		Other compre- hensive income		Others		Ending
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	1,649	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	68	~~W~~	—	~~W~~	—	~~W~~	1,717
KB GwS Private Securities Investment Trust		134,362		—		—		(5,219)		5,551		—		—		134,694
KB-KDBC New Technology Business Investment Fund		14,594		—		—		—		(351)		—		—		14,243
KB Star office Private real estate Investment Trust No. 1		19,839		—		—		(624)		645		—		—		19,860
PT Bank Bukopin TBK		113,932		—		—		—		(3,994)		7,390		—		117,328
Sun Suregery Center Inc.		2,715		—		—		—		396		210		—		3,321
Dae-A Leisure Co., Ltd.		578		—		—		—		—		—		—		578
RAND Bio Science Co., Ltd.		843		—		—		—		(843)		—		—		—
Balhae Infrastructure Company		108,050		190		—		(3,428)		(3,020)		—		—		101,792
Aju Good Technology Venture Fund		18,134		—		—		—		2,540		—		—		20,674
SY Auto Capital Co., Ltd.		10,672		—		—		—		1,485		—		—		12,157
Kendae Co., Ltd.		98		—		—		—		—		—		—		98
Dong Jo Co., Ltd.		115		—		—		—		—		—		—		115
Big Dipper Co., Ltd.		280		—		—		—		(76)		—		—		204
Builton Co., Ltd.		304		—		—		—		131		—		—		435
Shinhwa Underwear Co., Ltd.		185		—		—		—		73		—		—		258
A-PRO Co., Ltd.		1,403		—		—		—		592		38		—		2,033
MJT&I Co., Ltd.		122		—		—		—		(6)		—		—		116
Paycoms Co., Ltd.		103		—		—		—		53		—		—		156
Food Factory Co., Ltd.		928		—		—		—		72		—		—		1,000
KB No. 9 Special Purpose Acquisition Company		31		—		(31)		—		—		—		—		—
KB No. 10 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No. 11 Special Purpose Acquisition Company		19		—		—		—		—		—		—		19
KB No. 17 Special Purpose Acquisition Company		—		1		—		—		—		1		—		2
KB No. 18 Special Purpose Acquisition Company		—		2		—		—		—		—		—		2
KB Private Equity Fund III		7,830		—		—		—		(38)		—		—		7,792
Korea Credit Bureau Co., Ltd.		5,941		—		—		(135)		561		—		—		6,367
KoFC KBIC Frontier Champ 2010-5(PEF)		233		—		(233)		—		—		—		—		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		14,601		—		—		—		(77)		—		—		14,524
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,581		—		—		—		11		—		—		1,592
POSCO-KB Shipbuilding Fund		4,463		—		—		—		6		—		—		4,469
GH Real Estate I LP		17,252		—		—		—		754		496		—		18,502
KBTS Technology Venture Private Equity Fund		13,777		1,792		—		—		340		—		—		15,909
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		7,930		8,000		—		—		(234)		—		—		15,696
KB-SJ Tourism Venture Fund		1,386		1,500		—		—		(62)		—		—		2,824
UNION Media Commerce Fund		962		—		—		—		(1)		—		—		961
KB-Stonebridge Secondary Private Equity Fund		—		7,070		—		—		(43)		—		—		7,027
KB SPROTT Renewable Private Equity Fund I		—		473		—		—		(93)		—		—		380
IMT TECHNOLOGY CO., LTD.		—		—		—		—		3		—		—		3
COMPUTERLIFE CO., LTD.,		—		—		—		—		69		—		—		69

	~~W~~	504,932	~~W~~	19,028	~~W~~	(264)	~~W~~	(9,406)	~~W~~	4,512	~~W~~	8,135	~~W~~	—	~~W~~	526,937

[1]	Gain on disposal of investments in associates and joint ventures amounted to ~~W~~ 270 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	Beginning[1]		Acquisition		Disposal		Dividends		Gains (losses) on equity-method accounting		Other compre- hensive income		Others		Ending
Associates and joint ventures
KB Pre IPO Secondary Venture Fund 1st	~~W~~	1,551	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	362	~~W~~	—	~~W~~	—	~~W~~	1,913
KB GwS Private Securities Investment Trust		131,420		—		—		(4,550)		5,551		—		—		132,421
KB-KDBC New Technology Business Investment Fund		4,972		—		—		—		(188)		—		—		4,784
KB Star office Private real estate Investment Trust No. 1		19,709		—		—		(544)		691		—		—		19,856
Sun Suregery Center Inc.		2,682		—		—		—		—		—		—		2,682
Dae-A Leisure Co., Ltd.		—		—		—		—		3,698		(3,120)		—		578
RAND Bio Science Co., Ltd.		2,000		—		—		—		—		—		—		2,000
Balhae Infrastructure Company		105,190		715		—		(3,431)		3,409		—		—		105,883
Bungaejangter Inc.		3,484		—		—		—		—		—		—		3,484
Aju Good Technology Venture Fund		8,230		4,268		—		—		—		—		—		12,498
Acts Co., Ltd.[2]		500		—		—		—		—		—		(500)		—
SY Auto Capital Co., Ltd.		8,070		—		—		—		1,648		—		—		9,718
Kendae Co., Ltd.		127		—		—		—		(29)		—		—		98
Dassang Techlon Co., Ltd.		—		—		—		—		(13)		13		—		—
Dong Jo Co., Ltd.		—		—		—		—		115		—		—		115
Big Dipper Co., Ltd.		440		—		—		—		(133)		—		—		307
Builton Co., Ltd.		800		—		—		—		(129)		—		—		671
Shinhwa Underwear Co., Ltd.		138		—		—		—		46		—		—		184
A-PRO Co., Ltd.		1,500		—		—		—		—		—		—		1,500
MJT&I Co., Ltd.		127		—		—		—		(5)		—		—		122
Inno Lending Co., Ltd.		230		—		—		—		(111)		—		—		119
Terra Co., Ltd.		20		—		—		—		(20)		—		—		—
Paycoms Co., Ltd.		800		—		—		—		(618)		—		—		182
Food Factory Co., Ltd.		1,000		—		—		—		(66)		—		—		934
KB IGen Private Equity Fund No. 1		3		—		(3)		—		—		—		—		—
KB No. 8 Special Purpose Acquisition Company		20		—		(20)		—		—		—		—		—
KB No. 9 Special Purpose Acquisition Company		31		—		—		—		—		—		—		31
KB No. 10 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No. 11 Special Purpose Acquisition Company		19		—		—		—		1		(1)		—		19
KB Private Equity Fund III		7,899		—		—		—		(31)		—		—		7,868
Korea Credit Bureau Co., Ltd.		5,056		—		—		(113)		639		—		—		5,582
KoFC KBIC Frontier Champ 2010-5 (PEF)		7,120		—		(6,121)		(999)		454		—		—		454
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		17,713		—		—		—		(2,819)		—		—		14,894
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,761		—		—		—		(163)		—		—		1,598
POSCO-KB Shipbuilding Fund		2,345		2,500		—		—		(210)		—		—		4,635
Hyundai-Tongyang Agrifood Private Equity Fund		543		—		(78)		(469)		4		—		—		—
GH Real Estate I LP		—		17,678		—		—		363		110		—		18,151
KBTS Technology Venture Private Equity Fund		—		3,312		—		—		(173)		—		—		3,139
KB-SJ Tourism Venture Fund		—		1,500		—		—		(52)		—		—		1,448
CUBE Growth Fund No. 2				1,300		(1,300)		—		—						—
UNION Media Commerce Fund				1,000		—		—		(38)		—		—		962

	~~W~~	335,520	~~W~~	32,273	~~W~~	(7,522)	~~W~~	(10,106)	~~W~~	12,183	~~W~~	(2,998)	~~W~~	(500)	~~W~~	358,850

[1]	Prepared in accordance with Korean IFRS 1109
[2]	Recognized ~~W~~ 500 million loss in relation to impaired capital.
[3]	Gain on disposal of investments in associates and joint ventures amounted to ~~W~~ 1,039 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

13. Property and Equipment, and Investment Properties

Details of property and equipment as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)
	June 30, 2019
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,427,706	~~W~~	—	~~W~~	(1,018)	~~W~~	2,426,688
Buildings		2,060,106		(729,705)		(5,859)		1,324,542
Leasehold improvements		820,183		(708,707)		—		111,476
Equipment and vehicles		1,718,266		(1,451,300)		—		266,966
Construction in progress		193,327		—		—		193,327
Right-of-use assets		749,560		(165,545)		—		584,015

	~~W~~	7,969,148	~~W~~	(3,055,257)	~~W~~	(6,877)	~~W~~	4,907,014

(In millions of Korean won)

	December 31, 2018
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,433,059	~~W~~	—	~~W~~	(1,018)	~~W~~	2,432,041
Buildings		2,043,459		(707,389)		(5,859)		1,330,211
Leasehold improvements		878,078		(750,442)		—		127,636
Equipment and vehicles		1,729,223		(1,448,599)		—		280,624
Construction in progress		88,618		—		—		88,618
Financial lease assets		44,429		(31,432)		—		12,997

	~~W~~	7,216,866	~~W~~	(2,937,862)	~~W~~	(6,877)	~~W~~	4,272,127

Details of investment property as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	1,375,853	~~W~~	—	~~W~~	—	~~W~~	1,375,853
Buildings		1,381,460		(165,394)		—		1,216,066

	~~W~~	2,757,313	~~W~~	(165,394)	~~W~~	—	~~W~~	2,591,919

(In millions of Korean won)	December 31, 2018
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	972,562	~~W~~	—	~~W~~	—	~~W~~	972,562
Buildings		1,295,668		(148,419)		—		1,147,249

	~~W~~	2,268,230	~~W~~	(148,419)	~~W~~	—	~~W~~	2,119,811

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

14. Intangible Assets

Details of intangible assets as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Other		Carrying Amount
Goodwill	~~W~~	346,314	~~W~~	—	~~W~~	(70,517)	~~W~~	(161)	~~W~~	275,636
Other intangible assets		4,265,273		(1,786,170)		(41,061)		—		2,438,042

	~~W~~	4,611,587	~~W~~	(1,786,170)	~~W~~	(111,578)	~~W~~	(161)	~~W~~	2,713,678

(In millions of Korean won)	December 31, 2018
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Other		Carrying Amount
Goodwill	~~W~~	346,314	~~W~~	—	~~W~~	(70,517)	~~W~~	(577)	~~W~~	275,220
Other intangible assets		4,140,355		(1,614,775)		(45,017)		—		2,480,563

	~~W~~	4,486,669	~~W~~	(1,614,775)	~~W~~	(115,534)	~~W~~	(577)	~~W~~	2,755,783

Details of goodwill as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019				December 31, 2018
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		—		1,202		—
KB Securities Co., Ltd.[1]		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404
KB Securities Vietnam Joint Stock Company[2]		13,092		12,884		13,092		12,520
KB Daehan Specialied Bank PLC.		1,515		1,562		1,515		1,510

	~~W~~	346,314	~~W~~	275,636	~~W~~	346,314	~~W~~	275,220

[1]	The amount occurred from formerly known as KB Investment & Securities Co., Ltd.
[2]	Changed corporate name from MARITIME SECURITIES INCORPORATION

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of intangible assets, excluding goodwill, as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	7,316	~~W~~	(3,546)	~~W~~	(19)	~~W~~	3,751
Software		1,263,692		(1,015,072)		—		248,620
Other intangible assets		547,748		(240,338)		(41,042)		266,368
Value of Business Acquired (VOBA)		2,395,291		(492,154)		—		1,903,137
Right-of-use assets		51,226		(35,060)		—		16,166

	~~W~~	4,265,273	~~W~~	(1,786,170)	~~W~~	(41,061)	~~W~~	2,438,042

(In millions of Korean won)	December 31, 2018
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	9,248	~~W~~	(2,661)	~~W~~	(2,090)	~~W~~	4,497
Software		1,169,549		(965,044)		—		204,505
Other intangible assets		515,041		(223,503)		(42,927)		248,611
Value of Business Acquired (VOBA)		2,395,291		(393,346)		—		2,001,945
Finance leases assets		51,226		(30,221)		—		21,005

	~~W~~	4,140,355	~~W~~	(1,614,775)	~~W~~	(45,017)	~~W~~	2,480,563

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

15. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	Assets		Liabilities		Net amount
Other provisions	~~W~~	109,184	~~W~~	—	~~W~~	109,184
Allowances for loan losses		2,508		—		2,508
Impairment losses on property and equipment		4,901		(1,989)		2,912
Share-based payments		14,807		—		14,807
Provisions for guarantees		22,734		—		22,734
Losses (gains) from valuation on derivative financial instruments		24,654		(85,075)		(60,421)
Present value discount		8,986		(3,318)		5,668
Losses (gains) from fair value hedged item		7,421		—		7,421
Accrued interest		—		(107,956)		(107,956)
Deferred loan origination fees and costs		417		(193,869)		(193,452)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains from revaluation		604		(330,246)		(329,642)
Investments in subsidiaries and others		31,363		(84,847)		(53,484)
Losses(gains) on valuation of security investment		35,178		(300,081)		(264,903)
Defined benefit liabilities		511,789		—		511,789
Accrued expenses		152,532		—		152,532
Retirement insurance expense		—		(441,180)		(441,180)
Adjustments to the prepaid contributions		—		(24,990)		(24,990)
Derivative-linked securities		151,157		(34,727)		116,430
Others		334,764		(635,634)		(300,870)

		1,412,999		(2,245,615)		(832,616)

Offsetting of deferred income tax assets and liabilities		(1,408,661)		1,408,661		—

	~~W~~	4,338	~~W~~	(836,954)	~~W~~	(832,616)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Assets		Liabilities		Net amount
Other provisions	~~W~~	109,721	~~W~~	—	~~W~~	109,721
Allowances for loan losses		3,327		(65)		3,262
Impairment losses on property and equipment		6,030		(2,032)		3,998
Share-based payments		17,655		—		17,655
Provisions for guarantees		20,298		—		20,298
Losses (gains) from valuation on derivative financial instruments		138,401		(13,485)		124,916
Present value discount		6,763		(2,380)		4,383
Losses (gains) from fair value hedged item		—		(25,873)		(25,873)
Accrued interest		—		(113,152)		(113,152)
Deferred loan origination fees and costs		506		(194,848)		(194,342)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains from revaluation		648		(330,548)		(329,900)
Investments in subsidiaries and others		33,589		(78,586)		(44,997)
Losses (gains) on valuation of security investment		76,558		(181,638)		(105,080)
Defined benefit liabilities		494,572		—		494,572
Accrued expenses		272,190		—		272,190
Retirement insurance expense		17,559		(444,244)		(426,685)
Adjustments to the prepaid contributions		—		(19,033)		(19,033)
Derivative-linked securities		3,762		(74,765)		(71,003)
Others		360,754		(568,357)		(207,603)

		1,562,333		(2,050,709)		(488,376)

Offsetting of deferred income tax assets and liabilities		(1,558,175)		1,558,175		—

	~~W~~	4,158	~~W~~	(492,534)	~~W~~	(488,376)

16. Assets Held for Sale

Details of assets held for sale as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	11,326	~~W~~	(1,942)	~~W~~	9,384	~~W~~	13,336
Buildings held for sale		6,524		(2,824)		3,700		3,756

	~~W~~	17,850	~~W~~	(4,766)	~~W~~	13,084	~~W~~	17,092

(In millions of Korean won)	December 31, 2018
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	16,048	~~W~~	(3,442)	~~W~~	12,606	~~W~~	16,552
Buildings held for sale		9,054		(4,708)		4,346		4,403

	~~W~~	25,102	~~W~~	(8,150)	~~W~~	16,952	~~W~~	20,955

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

17. Other Assets

Details of other assets as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019		December 31, 2018
Other financial assets
Other receivables	~~W~~	11,322,738	~~W~~	4,708,910
Accrued income		1,843,762		1,724,328
Guarantee deposits		1,156,670		1,182,686
Domestic exchange settlement debits		734,271		504,899
Others		128,819		125,380
Allowances		(115,297)		(106,275)
Present value discount		(7,064)		(6,372)

		15,063,899		8,133,556

Other non-financial assets
Other receivables		34,028		4,965
Prepaid expenses		213,049		205,394
Guarantee deposits		4,138		4,529
Insurance assets		1,548,856		1,362,877
Separate account assets		5,487,467		4,715,414
Others		1,759,373		1,347,580
Allowances		(23,880)		(24,780)

		9,023,031		7,615,979

	~~W~~	24,086,930	~~W~~	15,749,535

Changes in allowances on other assets for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	106,275	~~W~~	24,780	~~W~~	131,055
Written-off		(3,628)		(48)		(3,676)
Provision (Reversal)		12,780		(852)		11,928
Others		(130)		—		(130)

Ending	~~W~~	115,297	~~W~~	23,880	~~W~~	139,177

(In millions of Korean won)	2018
	Other financial assets		Other non- financial assets		Total
Beginning[1]	~~W~~	109,899	~~W~~	32,018	~~W~~	141,917
Written-off		(35,696)		(565)		(36,261)
Provision (Reversal)		23,995		(2,354)		21,641
Others		631		—		631

Ending	~~W~~	98,829	~~W~~	29,099	~~W~~	127,928

[1]	Beginning balance has been restated in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

18. Financial liabilities at fair value through profit or loss

Details of financial liabilities at fair value through profit or loss, and financial liabilities designated at fair value through profit or loss as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
Financial liabilities at fair value through profit or loss
Securities sold	~~W~~	3,072,303
Other		79,424

		3,151,727

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		14,130,913

Total financial liabilities at fair value through profit or loss	~~W~~	17,282,640

(In millions of Korean won)	December 31, 2018
Financial liabilities at fair value through profit or loss
Securities sold	~~W~~	2,745,906
Other		77,914

		2,823,820

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		12,503,039

Total financial liabilities at fair value through profit or loss	~~W~~	15,326,859

The difference between the carrying amount and contractual cash flow amount of financial liabilities designated at fair value through profit or loss as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019		December 31, 2018
Contractual cash flow amount	~~W~~	13,887,450	~~W~~	12,329,525
Carrying amount		14,130,913		12,503,039
Difference	~~W~~	(243,463)	~~W~~	(173,514)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

19. Deposits

Details of deposits as at June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019		December 31, 2018
Demand deposits
Demand deposits in Korean won	~~W~~	119,983,229	~~W~~	115,602,691
Demand deposits in foreign currencies		7,279,412		6,887,280

		127,262,641		122,489,971

Time deposits
Time deposits in Korean won		148,805,730		145,336,136

		148,805,730		145,336,136

Time deposits in foreign currencies		6,332,687		5,501,887
Fair value adjustments on valuation of fair value hedged items		(30,124)		(89,264)

		6,302,563		5,412,623

		155,108,293		150,748,759

Certificates of deposits		6,052,363		3,531,719

Total deposits	~~W~~	288,423,297	~~W~~	276,770,449

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

20. Debts

Details of debts as at June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019		December 31, 2018
Borrowings	~~W~~	21,021,738	~~W~~	19,969,328
Repurchase agreements and others		8,527,183		11,954,491
Call money		670,100		1,081,015

	~~W~~	30,219,021	~~W~~	33,004,834

Details of borrowings as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	June 30, 2019		December 31, 2018
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50 ~ 0.75	~~W~~	1,809,267	~~W~~	1,672,714
	Borrowings from the government	SEMAS and others	0.00 ~ 3.00		1,763,269		1,745,940
	Borrowings from banks	Shinhan Bank and others	2.86 ~ 3.80		11,900		100,100
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	0.20 ~ 5.00		1,688,814		1,852,953
	Other borrowings	The Korea Development Bank and others	0.00 ~ 5.30		6,453,881		5,033,768

					11,727,131		10,405,475

Borrowings in foreign currencies	Due to banks	ING BANK N.V. SINGAPORE BRANCH and others	—		2,192		13,353
	Borrowings from banks	Central Bank of Uzbekistan and others	0.00 ~ 8.25		6,983,580		7,521,197
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	2.66 ~ 3.60		18,565		18,725
	Other borrowings	Standard Chartered Bank and others	0.00 ~ 2.80		2,290,270		2,010,578

					9,294,607		9,563,853

				~~W~~	21,021,738	~~W~~	19,969,328

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

21. Debentures

Details of debentures as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	Annual interest rate (%)	June 30, 2019		December 31, 2018
Debentures in Korean won
Structured debentures	1.91 ~ 5.86	~~W~~	1,604,400	~~W~~	1,296,860
Subordinated fixed rate debentures	2.96 ~ 4.35		3,387,610		3,437,729
Fixed rate debentures	1.38 ~ 3.79		38,686,814		42,203,545
Floating rate debentures	1.59 ~ 1.95		1,210,000		1,650,000

			44,888,824		48,588,134

Fair value adjustments on fair value hedged debentures in Korean won			22,128		19,252
Less: Discount on debentures in Korean won			(33,041)		(33,445)

			44,877,911		48,573,941

Debentures in foreign currencies
Floating rate debentures	0.01 ~ 3.40		2,316,401		1,791,868
Fixed rate debentures	1.63 ~ 4.50		3,638,834		2,951,251

			5,955,235		4,743,119

Fair value adjustments on fair value hedged debentures in foreign currencies			34,981		(24,073)

Less: Discount on debentures in foreign currencies			(17,124)		(14,290)

			5,973,092		4,704,756

		~~W~~	50,851,003	~~W~~	53,278,697

Changes in debentures based on face value for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	1,296,860	~~W~~	1,570,460	~~W~~	(1,262,920)	~~W~~	—	~~W~~	1,604,400
Subordinated fixed rate debentures		3,437,729		—		(50,119)		—		3,387,610
Fixed rate debentures		42,203,545		44,634,400		(48,151,131)		—		38,686,814
Floating rate debentures		1,650,000		50,000		(490,000)		—		1,210,000

		48,588,134		46,254,860		(49,954,170)		—		44,888,824

Debentures in foreign currencies
Floating rate debentures		1,791,868		462,720		—		61,813		2,316,401
Fixed rate debentures		2,951,251		565,834		(3,060)		124,809		3,638,834

		4,743,119		1,028,554		(3,060)		186,622		5,955,235

	~~W~~	53,331,253	~~W~~	47,283,414	~~W~~	(49,957,230)	~~W~~	186,622	~~W~~	50,844,059

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	869,294	~~W~~	748,268	~~W~~	(833,764)	~~W~~	—	~~W~~	783,798
Subordinated fixed rate debentures		2,913,411		300,000		(14,255)		—		3,199,156
Fixed rate debentures		36,823,365		64,549,700		(61,536,700)		—		39,836,365
Floating rate debentures		728,000		780,000		—		—		1,508,000

		41,334,070		66,377,968		(62,384,719)		—		45,327,319

Debentures in foreign currencies
Floating rate debentures		1,371,392		531,770		(271,110)		84,149		1,716,201
Fixed rate debentures		2,363,486		—		—		105,862		2,469,348

		3,734,878		531,770		(271,110)		190,011		4,185,549

	~~W~~	45,068,948	~~W~~	66,909,738	~~W~~	(62,655,829)	~~W~~	190,011	~~W~~	49,512,868

22. Provisions

Details of provisions as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019		December 31, 2018
Provisions for unused loan commitments	~~W~~	207,761	~~W~~	210,677
Provisions for payment guarantees		84,448		75,175
Provisions for financial guarantee contracts		6,389		4,275
Provisions for restoration cost		110,831		108,000
Others		127,385		127,732

	~~W~~	536,814	~~W~~	525,859

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Changes in provisions for unused loan commitments and payment guarantees for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)
	2019
	Provisions for unused loan commitments						Provisions for payment guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	~~W~~	132,876	~~W~~	68,920	~~W~~	8,881	~~W~~	27,084	~~W~~	30,109	~~W~~	17,982
Transfer between stages
Transfer to 12-month expected credit losses		21,801		(20,704)		(1,097)		343		(343)		—
Transfer to lifetime expected credit losses		(8,285)		8,500		(215)		(902)		986		(84)
Impairment		(282)		(1,235)		1,517		(24)		(280)		304
Provision (reversal) for credit losses		(13,656)		12,301		(2,145)		1,179		13,916		(6,753)
Others (change of exchange rate, etc.)		389		195		—		375		398		158

Ending	~~W~~	132,843	~~W~~	67,977	~~W~~	6,941	~~W~~	28,055	~~W~~	44,786	~~W~~	11,607

(In millions of Korean won)
	2018
	Provisions for unused loan commitments						Provisions for payment guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning[1]	~~W~~	124,486	~~W~~	63,407	~~W~~	7,746	~~W~~	41,637	~~W~~	39,628	~~W~~	18,744
Transfer between stages
Transfer to 12-month expected credit losses		20,260		(18,937)		(1,323)		431		(431)		—
Transfer to lifetime expected credit losses		(6,816)		7,040		(224)		(261)		403		(142)
Impairment		(310)		(882)		1,192		(6)		(45)		51
Provision (reversal) for credit losses		(15,266)		8,580		(218)		(8,465)		(7,413)		4,086
Others (change of exchange rate, etc.)		418		127		—		1,092		461		228

Ending	~~W~~	122,772	~~W~~	59,335	~~W~~	7,173	~~W~~	34,428	~~W~~	32,603	~~W~~	22,967

[1]	Restated in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Changes in provisions for financial guarantee contracts for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Beginning[1]	~~W~~	4,275	~~W~~	4,857
Provision (reversal)		2,191		209
Others		(77)		—

Ending	~~W~~	6,389	~~W~~	5,066

[1]	The beginning balance for 2018 has been restated in accordance with Korean IFRS 1109.

Changes in provisions for restoration cost for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Beginning	~~W~~	108,000	~~W~~	95,194
Provision		2,711		4,773
Reversal		(571)		(529)
Used		(337)		(1,748)
Unwinding of discount		1,028		1,437

Ending	~~W~~	110,831	~~W~~	99,127

Provisions for restoration cost are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

Changes in other provisions for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)
	2019
	Membership rewards program		Dormant accounts		Litigations		Others[1]		Total
Beginning	~~W~~	12,654	~~W~~	4,377	~~W~~	21,190	~~W~~	89,511	~~W~~	127,732
Increase		25,590		807		8,504		21,850		56,751
Decrease		(25,256)		(1,277)		(3,820)		(26,745)		(57,098)

Ending	~~W~~	12,988	~~W~~	3,907	~~W~~	25,874	~~W~~	84,616	~~W~~	127,385

[1]	As of June 30, 2019, the Group’s provision on incomplete sales on cardssurance are ~~W~~ 24,847 million.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)
	2018
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities		Others[1]		Total
Beginning	~~W~~	15,112	~~W~~	5,050	~~W~~	23,763	~~W~~	177	~~W~~	159,044	~~W~~	203,146
Increase		24,450		1,530		2,451		40		6,690		35,161
Decrease		(26,366)		(1,715)		(1,636)		—		(56,121)		(85,838)

Ending	~~W~~	13,196	~~W~~	4,865	~~W~~	24,578	~~W~~	217	~~W~~	109,613	~~W~~	152,469

[1]	As of June 30, 2018, the Group’s provision on incomplete sales on cardssurance are ~~W~~ 26,367 million.

23. Net Defined Benefit Liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation methods.

The net defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Changes in the net defined benefit liabilities for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	2,172,260	~~W~~	(1,910,047)	~~W~~	262,213
Current service cost		113,054		—		113,054
Interest expense (income)		24,397		(21,623)		2,774
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		6,535		6,535
Contributions		—		(21,783)		(21,783)
Payments from plans (benefit payments)		(117,433)		117,425		(8)
Payments from the Group		(24,469)		—		(24,469)
Transfer in		6,522		(6,522)		—
Transfer out		(6,519)		6,519		—
Effect of exchange rate changes		3		—		3
Others		(80)		—		(80)

Ending	~~W~~	2,167,735	~~W~~	(1,829,496)	~~W~~	338,239

(In millions of Korean won)	2018
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,841,991	~~W~~	(1,688,183)	~~W~~	153,808
Current service cost		104,131		—		104,131
Past service cost		3,628		—		3,628
Interest expense (income)		25,755		(23,843)		1,912
Remeasurements:
Actuarial gains and losses by changes in financial assumptions		(8,375)		—		(8,375)
Actuarial gains and losses by experience adjustments		(370)		—		(370)
Return on plan assets (excluding amounts included in interest income)		—		12,919		12,919
Contributions		—		(40,517)		(40,517)
Payments from plans (benefit payments)		(71,676)		71,670		(6)
Payments from the Group		(22,876)		—		(22,876)
Transfer in		6,440		(6,440)		—
Transfer out		(6,440)		6,440		—
Effect of exchange rate changes		17		—		17
Others		6,089		—		6,089

Ending	~~W~~	1,878,314	~~W~~	(1,667,954)	~~W~~	210,360

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of the net defined benefit liabilities as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019		December 31, 2018
Present value of defined benefit obligation	~~W~~	2,167,735	~~W~~	2,172,260
Fair value of plan assets		(1,829,496)		(1,910,047)

Net defined benefit liabilities	~~W~~	338,239	~~W~~	262,213

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Current service cost	~~W~~	113,054	~~W~~	104,131
Past service cost		—		3,628
Net interest expenses of net defined benefit liabilities		2,774		1,912

Post-employment benefits[1]	~~W~~	115,828	~~W~~	109,671

[1]

Including post-employment benefits amounting to ~~W~~ 1,139 million recognized as other operating expense and post-employment benefits of ~~W~~ 60 million recognized as prepayment as of and for the six-month period ended June 30, 2019, and post-employment benefits amounting to ~~W~~ 957 million recognized as other operating expense, and post-employment benefits of ~~W~~ 30 million recognized as prepayment as of and for the six-month period ended June 30, 2018.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

24. Other Liabilities

Details of other liabilities as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019		December 31, 2018
Other financial liabilities
Other payables	~~W~~	14,368,228	~~W~~	7,910,887
Prepaid card and debit card		26,563		25,831
Accrued expenses		3,173,967		2,986,210
Financial guarantee liabilities		40,795		43,395
Deposits for letter of guarantees and others		768,880		685,451
Domestic exchange settlement credits		2,514,937		1,689,908
Foreign exchanges settlement credits		209,446		102,187
Borrowings from other business accounts		1,124		13,166
Other payables from trust accounts		5,186,381		5,285,108
Liability incurred from agency relationships		471,528		605,076
Account for agency businesses		263,490		460,949
Dividend payables		520		2,019
Lease liability		573,617		—
Others		7,456		18,120

		27,606,932		19,828,307

Other non-financial liabilities
Other payables		79,423		319,267
Unearned revenue		419,759		378,792
Accrued expenses		597,183		744,863
Deferred revenue on credit card points		199,802		187,459
Withholding taxes		107,040		137,236
Separate account liabilities		5,490,982		5,401,192
Others		177,996		203,880

		7,072,185		7,372,689

	~~W~~	34,679,117	~~W~~	27,200,996

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

25. Equity

25.1 Share Capital

Details of share capital and number of issued shares of the Parent Company as of June 30, 2019 and December 31, 2018, are as follows:

	June 30, 2019		December 31, 2018
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		418,111,537		418,111,537
Share capital[1]	~~W~~	2,090,558	~~W~~	2,090,558

[1]	In millions of Korean won.

Changes in outstanding shares for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In number of shares)	2019	2018
Beginning	395,551,297	399,037,583
Increase	—	—
Decrease	(5,916,962)	(2,803,909)

Ending	389,634,335	396,233,674

25.2 Hybrid Securities

Details of hybrid securities classified as equity as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	Issuance date	Maturity	Interest rate (%)	June 30, 2019		December 31, 2018
The 1-1st Hybrid securities	May 2, 2019	Perpetual bond	3.23	~~W~~	349,204	~~W~~	—
The 1-2nd Hybrid securities	May 2, 2019	Perpetual bond	3.44		49,881		—

				~~W~~	399,085	~~W~~	—

The above hybrid securities may be redeemed by the Group after 5 or 10 years from the issuance date.

25.3 Capital Surplus

Details of capital surplus as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019		December 31, 2018
Share premium	~~W~~	13,190,274	~~W~~	13,190,274
Loss on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,414,396		4,412,718

	~~W~~	17,123,338	~~W~~	17,121,660

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

25.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019		December 31, 2018
Remeasurements of net defined benefit liabilities	~~W~~	(239,139)	~~W~~	(234,401)
Exchange differences on translating foreign operations		49,154		(5,784)
Financial assets measured at fair value through other comprehensive income		588,144		450,694
Shares of other comprehensive income of associates and joint ventures		1,558		(4,377)
Cash flow hedges		(32,509)		5,849
Hedges of net investments in foreign operations		(41,118)		(33,092)
Other comprehensive income of separate account		47,087		15,017
Profit or loss from credit risk of financial liabilities designated at fair value		(30,884)		(8,954)
Net overlay adjustments		134,130		(7,146)

	~~W~~	476,423	~~W~~	177,806

25.5 Retained Earnings

Details of retained earnings as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019		December 31, 2018
Legal reserves[1]	~~W~~	482,806	~~W~~	390,216
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		16,874,193		15,910,225

	~~W~~	18,338,999	~~W~~	17,282,441

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019		December 31, 2018
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	3,262,646	~~W~~	3,130,765
Non-controlling interests		1,582		1,354

	~~W~~	3,264,228	~~W~~	3,132,119

The adjustments to the regulatory reserve for credit losses for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won, except earnings per share)	2019				2018
	Three months		Six months		Three months		Six months
Provision(Reversal) of regulatory reserve for credit losses[1]	~~W~~	96,227	~~W~~	131,881	~~W~~	91,184	~~W~~	212,390
Adjusted profit after provision of regulatory reserve for credit losses[2]		894,965		1,704,963		855,567		1,702,593
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[2]		2,259		4,342		2,159		4,291
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[2]		2,247		4,313		2,144		4,264

[1]

The amount expected to be appropriated for the three-month and six-month periods ended June 30, 2018 is the amount required to reserve for credit losses, calculated based on the beginning balance of regulatory reserve for credit losses (including unearned reserves) that reflects the effect of adoption of Korean IFRS 1109 retrospectively.

[2]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS; this is calculated reflecting provision (reversal) of the reserve before tax to the net profit to shareholders of the Parent Company.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

25.6 Treasury Shares

Changes in treasury shares outstanding for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In number of shares and millions of Korean won)	2019
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares		22,560,240		5,916,962		—		28,477,202
Carrying amount	~~W~~	(968,549)	~~W~~	(267,639)	~~W~~	—	~~W~~	(1,236,188)

(In number of shares and millions of Korean won)	2018
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares		19,073,954		2,803,909		—		21,877,863
Carrying amount	~~W~~	(755,973)	~~W~~	(180,221)	~~W~~	—	~~W~~	(936,194)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

26. Net Interest Income

Details of interest income and interest expense for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Three months		Six months
Interest income
Deposits at fair value through profit or loss	~~W~~	1,342	~~W~~	3,609
Securities measured at fair value through profit or loss		168,563		340,941
Loans measured at fair value through profit or loss		14,178		22,302
Securities measured at fair value through other comprehensive income		196,021		384,789
Loans measured at fair value through other comprehensive income		3,979		7,445
Deposits at amortized cost		40,296		71,493
Securities at amortized cost		153,055		300,579
Loans at amortized cost		3,080,193		6,137,946
Other		36,319		71,285

		3,693,946		7,340,389

Interest expenses
Deposits		895,638		1,787,073
Debts		153,481		305,442
Debentures		314,639		633,711
Other		33,087		64,996

		1,396,845		2,791,222

Net interest income	~~W~~	2,297,101	~~W~~	4,549,167

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	Three months		Six months
Interest income
Deposits at fair value through profit or loss	~~W~~	2,247	~~W~~	4,710
Securities measured at fair value through profit or loss		172,778		330,171
Loans measured at fair value through profit or loss		6,234		11,275
Securities measured at fair value through other comprehensive income		175,169		349,793
Deposits at amortized cost		28,026		52,948
Securities at amortized cost		153,870		297,922
Loans at amortized cost		2,794,815		5,454,020
Other		30,108		57,175

		3,363,247		6,558,014

Interest expenses
Deposits		736,417		1,392,091
Debts		125,738		239,790
Debentures		279,974		538,911
Other		24,749		47,067

		1,166,878		2,217,859

Net interest income	~~W~~	2,196,369	~~W~~	4,340,155

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

27. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019				2018
	Three months		Six months		Three months		Six months
Fee and commission income
Banking activity fees	~~W~~	54,698	~~W~~	107,470	~~W~~	51,681	~~W~~	102,652
Lending activity fees		19,537		39,792		18,028		37,519
Credit card and debit card related fees and commissions[1]		311,084		631,089		330,674		649,102
Agent activity fees		43,864		81,293		34,680		67,874
Trust and other fiduciary fees		112,953		203,610		107,986		232,611
Fund management related fees		39,559		78,399		32,735		64,577
Guarantee fees		12,935		24,483		10,288		19,639
Foreign currency related fees		40,120		67,143		29,086		63,119
Commissions from transfer agent services		38,258		73,082		42,285		100,148
Other business account commission on consignment		8,444		19,530		8,996		19,772
Commissions received on securities business		112,086		211,949		158,066		313,566
Lease fees		106,171		199,389		56,102		99,852
Other		66,056		140,247		78,782		158,456

		965,765		1,877,476		959,389		1,928,887

Fee and commission expense
Trading activity related fees[2]		7,259		13,939		9,485		17,051
Lending activity fees		10,142		11,591		6,287		10,292
Credit card and debit card related fees and commissions[1]		224,027		443,467		224,784		430,968
Outsourcing related fees		49,506		90,085		39,572		76,295
Foreign currency related fees		10,979		20,082		6,942		21,689
Other		78,821		162,634		76,532		147,883

		380,734		741,798		363,602		704,178

Net fee and commission income	~~W~~	585,031	~~W~~	1,135,678	~~W~~	595,787	~~W~~	1,224,709

[1]

The amount for the three-month and six-month periods ended June 30, 2018 has been restated by deducting the amount of service expenses provided to the members from credit card and debit card related fee income and expense in accordance with K-IFRS No. 1115, ‘Revenue from contracts with customers’.

[2]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

28. Net Gains or Losses on Financial Assets/Liabilities at Fair Value through Profit or Loss

28.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gain or loss from financial instruments at fair value through profit or loss includes dividend income, gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments at fair value through profit or loss for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Three months		Six months
Revenue from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	478,282	~~W~~	1,015,281
Equity securities		70,170		203,703

		548,452		1,218,984

Derivatives held for trading
Interest rate		1,046,732		1,909,494
Currency		1,775,213		3,102,286
Stock or stock index		406,063		1,404,427
Credit		5,399		24,558
Commodity		4,733		11,274
Other		60,531		157,940

		3,298,671		6,609,979

Financial liabilities at fair value through profit or loss		12,359		28,606

Other financial instruments		51		70

	~~W~~	3,859,533	~~W~~	7,857,639

Expense from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	92,787	~~W~~	187,728
Equity securities		98,267		179,322

		191,054		367,050

Derivatives held for trading
Interest rate		1,111,943		1,995,888
Currency		1,741,697		3,053,844
Stock or stock index		328,400		842,199
Credit		5,218		25,270
Commodity		2,245		6,218
Other		28,436		46,020

		3,217,939		5,969,439

Financial liabilities at fair value through profit or loss		28,153		79,703

Other financial instruments		23		23

		3,437,169		6,416,215

Net gains or losses on financial instruments held for trading	~~W~~	422,364	~~W~~	1,441,424

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	Three months		Six months
Revenue from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	254,109	~~W~~	784,246
Equity securities		120,414		279,834

		374,523		1,064,080

Derivatives held for trading
Interest rate		291,798		857,359
Currency		2,031,711		2,713,516
Stock or stock index		382,675		742,875
Credit		10,651		22,219
Commodity		2,244		4,149
Other		29,296		54,299

		2,748,375		4,394,417

Financial liabilities at fair value through profit or loss		31,662		72,165

Other financial instruments		1		2

	~~W~~	3,154,561	~~W~~	5,530,664

Expense from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	~~W~~	149,065	~~W~~	438,495
Equity securities		114,325		264,421

		263,390		702,916

Derivatives held for trading
Interest rate		344,553		914,642
Currency		1,876,133		2,581,571
Stock or stock index		235,948		833,268
Credit		9,691		20,671
Commodity		2,915		5,321
Other		17,619		62,618

		2,486,859		4,418,091

Financial liabilities at fair value through profit or loss		15,476		46,673

Other financial instruments		8		30

		2,765,733		5,167,710

Net gains or losses on financial instruments held for trading	~~W~~	388,828	~~W~~	362,954

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

28.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments designated at fair value through profit or loss for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Three months		Six months
Revenue from financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	134,854	~~W~~	222,274

		134,854		222,274

Expense from financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	427,805	~~W~~	1,334,613
Financial liabilities designated at fair value through profit or loss		427,805		1,334,613

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	(292,951)	~~W~~	(1,112,339)

(In millions of Korean won)	2018
	Three months		Six months
Revenue from financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	~~W~~	58,638	~~W~~	312,121

		58,638		312,121

Expense from financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	4,905	~~W~~	4,905
Financial liabilities designated at fair value through profit or loss		301,442		453,452

		306,347		458,357

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	(247,709)	~~W~~	(146,236)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

29. Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Three months		Six months
Other operating income
Revenue related to financial assets measured at fair value through other comprehensive income
Gain on redemption of financial assets measured at fair value through other comprehensive income	~~W~~	46	~~W~~	50
Gain on sale of financial assets measured at fair value through other comprehensive income		48,530		97,427

		48,576		97,477

Financial assets at amortized cost
Gain on sale of loans at amortized cost		25,296		41,258

		25,296		41,258

Gain on foreign exchange transactions		695,664		1,033,305
Dividend income		4,614		45,152
Others		133,582		256,381

		907,732		1,473,573

Other operating expenses
Expenses related to financial assets measured at fair value through other comprehensive income
Losses on sale of financial assets measured at fair value through other comprehensive income		85		542

		85		542

Financial assets at amortized cost
Loss on sale of loans at amortized cost		2,464		3,390

		2,464		3,390

Loss on foreign exchanges transactions		638,372		920,606
Others		500,994		1,029,546

		1,141,915		1,954,084

Net other operating expenses	~~W~~	(234,183)	~~W~~	(480,511)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	Three months		Six months
Other operating income
Revenue related to financial assets measured at fair value through other comprehensive income
Gain on redemption of financial assets measured at fair value through other comprehensive income	~~W~~	54	~~W~~	62
Gain on sale of financial assets measured at fair value through other comprehensive income		27,834		34,208

		27,888		34,270

Financial assets at amortized cost
Gain on sale of loans at amortized cost		17,094		29,015

		17,094		29,015

Gain on foreign exchange transactions		568,980		837,609
Dividend income		37,205		69,414
Others		168,401		287,896

		819,568		1,258,204

Other operating expenses
Expenses related to financial assets measured at fair value through other comprehensive income
Losses on redemption of financial assets measured at fair value through other comprehensive income		—		17
Losses on sale of financial assets measured at fair value through other comprehensive income		6,149		8,840

		6,149		8,857

Financial assets at amortized cost
Loss on sale of loans at amortized cost		1,500		3,484

		1,500		3,484

Loss on foreign exchanges transactions		628,618		836,722
Others		496,135		935,526

		1,132,402		1,784,589

Net other operating expenses	~~W~~	(312,834)	~~W~~	(526,385)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

30. General and Administrative Expenses

30.1 General and Administrative Expenses

Details of general and administrative expenses for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019				2018
	Three months		Six months		Three months		Six months
Employee Benefits
Salaries and short-term employee benefits—salaries	~~W~~	654,243	~~W~~	1,241,526	~~W~~	579,487	~~W~~	1,164,716
Salaries and short-term employee benefits—others		182,797		485,026		224,693		505,505
Post-employment benefits—defined benefit plans		57,459		114,629		52,678		108,684
Post-employment benefits—defined contribution plans		6,642		13,003		4,657		9,891
Termination benefits		280		45,123		1,270		5,069
Share-based payments		17,915		13,327		(1,258)		1,816

		919,336		1,912,634		861,527		1,795,681

Depreciation and amortization		185,704		363,094		91,240		177,703

Other general and administrative expenses
Rental expense		26,243		54,462		87,703		172,089
Tax and dues		67,879		129,379		60,700		114,231
Communication		12,291		23,545		11,212		21,667
Electricity and utilities		5,637		12,694		6,402		14,842
Publication		3,543		7,422		4,065		8,114
Repairs and maintenance		5,577		10,211		5,760		10,446
Vehicle		2,978		5,243		3,132		5,762
Travel		6,047		10,857		5,001		9,328
Training		6,437		13,199		6,031		12,271
Service fees		54,272		100,687		49,759		95,671
Electronic data processing expenses		61,582		122,466		46,470		90,647
Advertising		55,936		94,979		53,013		95,870
Others		73,505		139,973		60,012		119,409

		381,927		725,117		399,260		770,347

	~~W~~	1,486,967	~~W~~	3,000,845	~~W~~	1,352,027	~~W~~	2,743,731

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

30.2 Share-based Payments

30.2.1 Stock grants

The Group changed the scheme of share-based payment from stock options to stock grants in November 2007. The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

Details of stock grants linked to long-term performance as of June 30, 2019, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions[2]
KB Financial Group Inc.
Series 18	July. 17, 2017	7,826	Services fulfillment, Achievement of targets on the basis of market[3] 30~50% and non-market performance[4] 50~70%
Series 19	Nov. 21, 2017	46,890	Services fulfillment, Achievement of targets on the basis of market3 35% and non-market performance5 65%
Series 20	Jan. 01, 2018	38,826	Services fulfillment, Achievement of targets on the basis of market[3] 30~50% and non-market performance[4] 50~70%
Series 21	Jan. 01, 2019	29,859	Services fulfillment, Achievement of targets on the basis of market[3] 30% and non-market performance[4] 70%
Series 22	Apr. 01, 2019	3,227	Services fulfillment, Achievement of targets on the basis of market[3] 30% and non-market performance[4] 70%
Series 23	May. 27, 2019	1,392	Services fulfillment, Achievement of targets on the basis of market[3] 30% and non-market performance[4] 70%

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Deferred grant	2012	5,415	Satisfied vesting conditions in 2012
	2013	588	Satisfied vesting conditions in 2013
	2015	10,043	Satisfied vesting conditions in 2015
	2016	12,093	Satisfied vesting conditions in 2016
	2017	57,746	Satisfied vesting conditions in 2017
	2018	8,057	Satisfied vesting conditions in 2018

		221,962

Kookmin Bank
Series 72	Aug. 28, 2017	5,715	Services fulfillment, Achievement of targets on the basis of market[3] 30~50% and non-market performance[4] 50~70%
Series 73	Nov. 21, 2017	27,786	Services fulfillment, Achievement of targets on the basis of market[3] 30% and non-market performance[5] 70%
Series 74	Jan. 01, 2018	134,465	Services fulfillment, Achievement of targets on the basis of market[3] 30~50% and non-market performance[4] 50~70%
Series 75	Jan. 01, 2019	234,711	Services fulfillment, Achievement of targets on the basis of market[3] 30~50% and non-market performance[4] 50~70%
Series 76	Apr. 01, 2019	5,380	Services fulfillment, Achievement of targets on the basis of market[3] 30~50% and non-market performance[4] 50~70%
Series 77	May. 27, 2019	5,569	Services fulfillment, Achievement of targets on the basis of market[3] 30~50% and non-market performance[4] 50~70%
Deferred grant in 2015	—	4,756	Satisfied
Deferred grant in 2016	—	65,419	Satisfied
Deferred grant in 2017	—	106,212	Satisfied
Deferred grant in 2018	—	97,244	Satisfied

		687,257

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Other subsidiaries
Stock granted in 2010	—	106	Services fulfillment,
Stock granted in 2011	—	146	Achievement of targets on
Stock granted in 2012	—	420	the basis of market
Stock granted in 2013	—	1,007	10~50% and non-market
Stock granted in 2014	—	1,223	performance, 50~90%
Stock granted in 2015	—	4,456
Stock granted in 2016	—	22,887
Stock granted in 2017	—	82,919
Stock granted in 2018	—	260,189
Stock granted in 2019	—	249,733

		623,086

		1,532,305

[1]

Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of June 30, 2019).

[2]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract)

[4]	Accomplishment of subsidiaries’ performance and accomplishment of performance results
[5]	EPS, Asset Quality, HCROI, Profit from non-banking segment

Details of stock grants linked to short-term performance as of June 30, 2019, are as follows:

	Grant date	Estimated number of vested shares[1]	Vesting conditions
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728	Satisfied
Stock granted in 2012	Jan. 01, 2012	2,642	Satisfied
Stock granted in 2013	Jan. 01, 2013	474	Satisfied
Stock granted in 2015	Jan. 01, 2015	9,690	Satisfied
Stock granted in 2016	Jan. 01, 2016	11,783	Satisfied
Stock granted in 2017	Jan. 01, 2017	12,273	Satisfied
Stock granted in 2018	Jan. 01, 2018	20,664	Satisfied
Stock granted in 2019	Jan. 01, 2019	15,777	Proportional to service period
Kookmin Bank
Stock granted in 2015	Jan. 01, 2015	15,831	Satisfied
Stock granted in 2016	Jan. 01, 2016	52,855	Satisfied
Stock granted in 2017	Jan. 01, 2017	55,490	Satisfied
Stock granted in 2018	Jan. 01, 2018	109,296	Satisfied
Stock granted in 2019	Jan. 01, 2019	58,263	Proportional to service period

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Other subsidiaries
Stock granted in 2015	—	16,922	Satisfied
Stock granted in 2016	—	94,198	Satisfied
Stock granted in 2017	—	238,234	Satisfied
Stock granted in 2018	—	458,338	Satisfied
Stock granted in 2019	—	148,087	Proportional to service period

		1,322,867

[1]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

As of June 30, 2019 and December 31, 2018, the accrued expenses related to share-based payments including share grants amounted to ~~W~~ 101,946 million and ~~W~~ 111,058 million, respectively. Otherwise The Group recognized the compensation costs of ~~W~~ 13,327 million and ~~W~~ 1,816 million for the six-month periods ended June 30, 2018 and 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

30.2.2 Mileage Stocks

Details of Mileage stock as of June 30, 2019, are as follows:

(in number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (years)[1]	Remaining shares[2]
Stock granted in 2016	July 07, 2016	280	0.00~0.02	62
	Aug. 03, 2016	107	0.00~0.09	32
	Aug. 17, 2016	51	0.00~0.13	23
	Aug. 30, 2016	256	0.00~0.17	159
	Sept. 06, 2016	206	0.00~0.19	88
	Oct. 07, 2016	105	0.00~0.27	55
	Nov. 01, 2016	118	0.00~0.34	24
	Dec. 07, 2016	211	0.00~0.44	85
	Dec. 08, 2016	43	0.00~0.44	32
	Dec. 15, 2016	12	0.00~0.46	12
	Dec. 20, 2016	309	0.00~0.47	150
	Dec. 28, 2016	76	0.00~0.50	33
	Dec. 30, 2016	210	0.00~0.50	56
Stock granted in 2017	Jan. 09, 2017	28,925	0.00~0.53	12,027
	Feb. 03, 2017	43	0.00~0.60	28
	Apr. 03, 2017	82	0.00~0.76	61
	May 22, 2017	20	0.00~0.89	20
	July 03, 2017	52	0.00~1.01	52
	Aug. 07, 2017	29	0.00~1.10	19
	Aug. 08, 2017	5	0.00~1.11	2
	Aug. 16, 2017	204	0.00~1.13	156
	Aug. 17, 2017	40	0.00~1.13	24
	Aug. 24, 2017	387	0.00~1.15	294
	Sep. 08, 2017	82	0.00~1.19	73
	Nov. 01, 2017	120	0.00~1.34	103
	Nov. 06, 2017	106	0.00~1.35	106
	Dec. 06, 2017	105	0.00~1.44	89
	Dec. 26, 2017	254	0.00~1.49	180
	Dec. 29, 2017	114	0.00~1.50	90
Stock granted in 2018	Jan. 10, 2018	19,197	0.00~1.53	16,278
	Feb. 12, 2018	9	0.00~1.62	7
	Apr. 02, 2018	115	0.00~1.76	99
	Apr. 30, 2018	86	0.00~1.83	82
	May 08, 2018	170	0.00~1.85	160
	June 01, 2018	140	0.00~1.92	135
	July 02, 2018	180	0.00~2.01	175
	Aug. 07, 2018	194	0.00~2.10	194
	Aug. 09, 2018	47	0.00~2.11	47
	Aug. 14, 2018	30	0.00~2.12	30
	Aug. 16, 2018	130	0.00~2.13	126
	Sep. 07, 2018	106	0.00~2.19	106
	Oct. 04, 2018	129	0.00~2.26	120
	Nov. 01, 2018	258	0.00~2.34	258

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

	Nov. 06, 2018	236	0.00~2.35	232
	Dec. 03, 2018	132	0.00~2.43	132
	Dec. 04, 2018	21	0.00~2.43	21
	Dec. 07, 2018	91	0.00~2.44	91
	Dec. 12, 2018	64	0.00~2.45	57
	Dec. 18, 2018	271	0.00~2.47	271
	Dec. 19, 2018	42	0.00~2.47	42
	Dec. 31, 2018	127	0.00~2.50	127
Stock granted in 2019	Jan. 11, 2019	26,580	0.00~2.53	25,734
	Feb. 01, 2019	12	0.00~2.59	12
	Apr. 01, 2019	167	0.00~2.75	167
	Apr. 18, 2019	105	0.00~2.80	105
	Apr. 22, 2019	33	0.00~2.81	33

		81,224		58,976

[1]

Mileage stock may be exercised after one year from the grant date for two years. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock may still be exercised at the closing price of prior month.

[2]	The remaining shares are assessed based on the stock price as of June 30, 2019. These shares may be vested immediately at grant date.

As of June 30, 2019 and December 31, 2018, the accrued expenses for share-based payments in regards to mileage stock amounted to ~~W~~ 2,704 million and ~~W~~ 2,283 million, respectively, and the compensation costs amounting to ~~W~~ 1,210 million and ~~W~~ 1,248 million were incurred during the year ended June 30, 2019 and 2018, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

31. Net Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019				2018
	Three months		Six months		Three months		Six months
Other non-operating income
Gain on disposal of property and equipment	~~W~~	28,418	~~W~~	28,701	~~W~~	32,896	~~W~~	32,949
Rent received		18,154		40,104		9,452		18,539
Profit on disposal of non-current assets held for sale		—		—		2,999		118,765
Others		26,323		52,048		14,178		22,065

		72,895		120,853		59,525		192,318

Other non-operating expenses
Loss on disposal in property and equipment		872		4,424		657		4,771
Donation		13,843		39,893		72,437		77,651
Restoration cost		1,270		2,670		848		1,335
Management cost for special bonds		788		1,620		749		1,628
Others		8,053		21,687		10,185		24,287

		24,826		70,294		84,876		109,672

Net other non-operating income(expenses)	~~W~~	48,069	~~W~~	50,559	~~W~~	(25,351)	~~W~~	82,646

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

32. Income Tax Expense

Income tax expense for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Tax payable
Current tax expense	~~W~~	468,166	~~W~~	625,269
Adjustments recognized in the period for current tax of prior years		(22,936)		(39,015)

		445,230		586,254

Changes in deferred income tax assets (liabilities)		344,240		134,025

Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		1,797		1,630
Exchange differences on translating foreign operation		(10,813)		(13,174)
Financial assets measured at fair value through other comprehensive income		(51,985)		(8,734)
Shares of other comprehensive income of associates and joint ventures		(2,242)		824
Cash flow hedges		13,572		(7,080)
Hedges of net investments in foreign operations		3,045		10,636
Other comprehensive income of separate account		(9,079)		(3,277)
Profit or loss related with credit risk change of financial liabilities designated at fair value		8,319		(1,650)
Net overlay adjustments		(54,733)		31,884

		(102,119)		11,059

Tax expense	~~W~~	687,351	~~W~~	731,338

33. Dividends

The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2018, of ~~W~~ 1,920 per share, amounting to total dividends of ~~W~~ 759,736 million were paid in April 2019. The dividends paid to the shareholders of the Parent Company in 2018 were ~~W~~ 766,728 million (~~W~~ 1,920 per share).

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

34. Accumulated Other Comprehensive Income

Details of changes in accumulated other comprehensive income for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Reclassification to retained earnings		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(234,401)	~~W~~	(6,535)	~~W~~	—	~~W~~	—	~~W~~	1,797	~~W~~	(239,139)
Exchange differences on translating foreign operations		(5,784)		60,398		5,353		—		(10,813)		49,154
OCI related with financial assets at fair value through other comprehensive income		450,694		235,453		(71,410)		25,392		(51,985)		588,144
OCI related with investments in associates and joint ventures		(4,377)		8,177		—		—		(2,242)		1,558
Cash flow hedges		5,849		(83,665)		31,735		—		13,572		(32,509)
Hedges of a net investment in a foreign operation		(33,092)		(12,388)		1,317		—		3,045		(41,118)
OCI related with separate account assets		15,017		43,359		(2,210)		—		(9,079)		47,087
Profit or loss related with credit risk change of Financial liabilities designated at fair value through profit or loss		(8,954)		(30,249)		—		—		8,319		(30,884)
Net overlay adjustments		(7,146)		200,835		(4,826)		—		(54,733)		134,130

	~~W~~	177,806	~~W~~	415,385	~~W~~	(40,041)	~~W~~	25,392	~~W~~	(102,119)	~~W~~	476,423

(In millions of Korean won)	2018
	Beginning[1]		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(96,385)	~~W~~	(4,167)	~~W~~	—	~~W~~	1,630	~~W~~	(98,922)
Exchange differences on translating foreign operations		(54,700)		86,610		—		(13,174)		18,736
OCI related with financial assets at fair value through other comprehensive income		362,681		28,550		5,029		(8,734)		387,526
OCI related with investments in associates and joint ventures		(644)		(2,997)		—		824		(2,817)
Cash flow hedges		14,887		(33,690)		50,158		(7,080)		24,275
Hedges of a net investment in a foreign operation		(5,958)		(41,305)		—		10,636		(36,627)
OCI related with separate account assets		(13,692)		11,210		708		(3,277)		(5,051)
Profit or loss related with credit risk change of Financial liabilities designated at fair value through profit or loss		(10,438)		5,999		—		(1,650)		(6,089)
Net overlay adjustments		(7,559)		(91,996)		(23,888)		31,884		(91,559)

	~~W~~	188,192	~~W~~	(41,786)	~~W~~	32,007	~~W~~	11,059	~~W~~	189,472

[1]	Restated in accordance with Korean IFRS 1109.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

35. Earnings per Share

35.1 Basic Earnings Per Share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the three-month and six-month periods ended June 30, 2019 and 2018.

Weighted average number of ordinary shares outstanding:

(In number of shares)	2019
	Three months	Six months
Beginning (A)	418,111,537	418,111,537
Acquisition of treasury shares (B)	(26,966,534)	(25,457,689)
Weighted average number of ordinary shares outstanding (A – B)	391,145,003	392,653,848

(In number of shares)	2018
	Three months	Six months
Beginning (A)	418,111,537	418,111,537
Acquisition of treasury shares (B)	(21,877,863)	(21,288,504)
Weighted average number of ordinary shares outstanding (A – B)	396,233,674	396,823,033

Basic earnings per share:

(In Korean won and in number of shares)	2019
	Three months		Six months
Profit attributable to ordinary shares (D)	~~W~~	991,192,030,539	~~W~~	1,836,844,408,147
Weighted average number of ordinary shares outstanding (E)		391,145,003		392,653,848
Basic earnings per share (F = D / E)	~~W~~	2,534	~~W~~	4,678

(In Korean won and in number of shares)	2018
	Three months		Six months
Profit attributable to ordinary shares (D)	~~W~~	946,750,379,140	~~W~~	1,914,982,656,407
Weighted average number of ordinary shares outstanding (E)		396,233,674		396,823,033
Basic earnings per share (F = D / E)	~~W~~	2,389	~~W~~	4,826

35.2 Diluted Earnings per Share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include stock grants.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

Adjusted profit for diluted earnings per share for the three-month and six-month periods ended June 30, 2019 and 2018, are as follows:

(In Korean won)	2019
	Three months		Six months
Profit attributable to ordinary shares	~~W~~	991,192,030,539	~~W~~	1,836,844,408,147
Adjustment		—		—

Adjusted profit for diluted earnings	~~W~~	991,192,030,539	~~W~~	1,836,844,408,147

(In Korean won)	2018
	Three months		Six months
Profit attributable to ordinary shares	~~W~~	946,750,379,140	~~W~~	1,914,982,656,407
Adjustment		—		—

Adjusted profit for diluted earnings	~~W~~	946,750,379,140	~~W~~	1,914,982,656,407

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the three-month and the six-month periods ended June 30, 2019 and 2018, are as follows:

(In number of shares)	2019
	Three months	Six months
Weighted average number of ordinary shares outstanding	391,145,003	392,653,848
Adjustment
Stock grants	2,433,403	2,626,443
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	393,578,406	395,280,291

(In number of shares)	2018
	Three months	Six months
Weighted average number of ordinary shares outstanding	396,233,674	396,823,033
Adjustment
Stock grants	2,258,465	2,473,916
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	398,492,139	399,296,949

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Diluted earnings per share for the three-month and the six-month periods ended June 30, 2019 and 2018, are as follows:

(in Korean won and in number of shares)	2019
	Three months		Six months
Adjusted profit for diluted earnings per share	~~W~~	991,192,030,539	~~W~~	1,836,844,408,147
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		393,578,406		395,280,291
Diluted earnings per share	~~W~~	2,518	~~W~~	4,647

(In Korean won and in number of shares)	2018
	Three months		Six months
Adjusted profit for diluted earnings per share	~~W~~	946,750,379,140	~~W~~	1,914,982,656,407
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,492,139		399,296,949
Diluted earnings per share	~~W~~	2,376	~~W~~	4,796

36. Insurance Contracts

36.1 Insurance Liabilities

Details of insurance liabilities as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	Non-life insurance		Life insurance		Others		Total
Long-term insurance premium reserve	~~W~~	23,102,985	~~W~~	7,044,222	~~W~~	—	~~W~~	30,147,207
Reserve for outstanding claims		2,190,446		116,627		2,802		2,309,875
Unearned premium reserve		1,536,328		4,322		788		1,541,438
Reserve for participating policyholders’ dividends		102,153		28,077		—		130,230
Unallocated Divisible Surplus to Future Policyholders		51,820		5,013		—		56,833
Reserve for compensation for losses on dividend-paying insurance contracts		19,410		6,002		—		25,412
Guarantee reserve		—		15,223		—		15,223

	~~W~~	27,003,142	~~W~~	7,219,486	~~W~~	3,590	~~W~~	34,226,218

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Non-life insurance		Life insurance		Others		Total
Long-term insurance premium reserve	~~W~~	22,333,503	~~W~~	7,214,765	~~W~~	—	~~W~~	29,548,268
Reserve for outstanding claims		2,152,018		89,400		3,417		2,244,835
Unearned premium reserve		1,393,570		2,199		983		1,396,752
Reserve for participating policyholders’ dividends		104,461		30,187		—		134,648
Unallocated Divisible Surplus to Future Policyholders		40,690		4,290		—		44,980
Reserve for compensation for losses on dividend-paying insurance contracts		19,410		5,644		—		25,054
Guarantee reserve		—		18,412		—		18,412

	~~W~~	26,043,652	~~W~~	7,364,897	~~W~~	4,400	~~W~~	33,412,949

36.2 Liability Adequacy Test for Insurance Contract (LAT)

Amendments to Regulations on Supervision of Insurance Business

The calculation methods of LAT were changed due to the amendments to Regulations on Supervision of Insurance Business that include the modification in the calculation of the discount rate and adjustment of the current estimates. The Group applied the change in the accounting policies since the amended regulations provide more relevant and reliable information on the current estimates of future cash flows. The comparative notes as at June 30, 2018 have been restated due to the change in the accounting policies.

Details of the major changes in the calculation methods of LAT are as follows:

Assumptions	Changes in the calculation methods

Discount rate	Risk asset investments are excluded.

Industry spreads are gradually removed from credit spreads.

Current estimates of liabilities reserves	The weighted average of interest rate scenario is gradually applied to the current estimates of liabilities reserves.

Cash flows of insurance policy loans	Cash flows of insurance policy loans are reflected in LAT.

Disclosed interest rate of Interest rate-linked type	Credit risk spread are removed from the disclosed interest rate.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Non-life Insurance

The assumptions and the basis of calculation applied in the adequacy test of non-life insurance liabilities as of June 30, 2019 and 2018 are as follows:

	June 30, 2019	June 30, 2018	Basis of calculation
Long-term insurance

Discount rate	1.30%~5.47%	2.51%~8.71%	Discount rate is calculated by applying risk-free rate curve plus liquidity premium presented by Financial Supervisory Service.

Insurance operating expense rate	6.43%	6.51%	Insurance operating expense rate is calculated by considering the future expense plan based on historical data for the latest one year.

Surrender rate	1.5%~31.4%	1.30%~34.80%	Surrender rate is calculated based on historical data for the latest five year

Risk premium rate	9.0%~724.0%	12.00%~633.00%	Risk premium rate is calculated by the ratio of insurance claims paid to risk premiums based on historical data for the latest five year

General insurance

Insurance operating expenses	10.74%	10.99%	Ratio of maintenance costs incurred to earned premiums by the types of contracts within a year from the base date

Claim handling expense rate	4.79%	4.81%	Ratio of claim handling expenses incurred to insurance claims paid by the type of contracts within 3 years from the base date

Insurance claim ratio	63.37%	64.63%	Ratio of insurance claims incurred to earned premiums by the type of contracts within 5 years from the base date

Vehicle insurance

Insurance operating expense rate	9.82%	10.84%	Ratio of maintenance costs incurred to earned premiums by the type of collaterals within a year from the base date

Claim handling expense rate	8.99%	9.27%	Ratio of claim handling expenses incurred to insurance claims paid by the type of collaterals within 3 years from the base date

Insurance claim ratio	77.96%	76.95%	Ratio of insurance claims incurred to earned premiums by the type of collaterals within 5 years from the base date

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of the result of the adequacy test of non-life insurance liabilities as of June 30, 2019 and 2018 are as follows:

(In millions of Korean won)	June 30, 2019
	Reserve for test[1]		LAT base		Deficit (Surplus)
General insurance	~~W~~	406,895	~~W~~	338,288	~~W~~	(68,607)
Vehicle insurance		1,091,707		1,035,128		(56,579)
Long-term insurance		19,132,459		8,221,652		(10,910,807)

	~~W~~	20,631,061	~~W~~	9,595,068	~~W~~	(11,035,993)

(In millions of Korean won)	June 30, 2018
	Reserve for test[1]		LAT base		Deficit (Surplus)
General insurance	~~W~~	346,058	~~W~~	290,571	~~W~~	(55,487)
Vehicle insurance		1,018,202		968,774		(49,428)
Long-term insurance		17,694,463		9,616,979		(8,077,484)

	~~W~~	19,058,723	~~W~~	10,876,324	~~W~~	(8,182,399)

[1]

Long-term insurance is for premium reserves and unrecognized premium reserves; the premium reserve is the amount deducted from the unearned premiums and insurance contract loans in accordance with Article 6-3 of the Insurance Supervisory Regulation.

Life insurance

The assumptions and basis of calculation applied in the adequacy test of life insurance liabilities as of June 30, 2019 and 2018 are as follows:

	June 30, 2019	June 30, 2018	Basis of calculation
Surrender rate	0%~64.95%	0.44%~60.30%	Ratio of earned premium for surrender to earned premium based on past statistics of recent 5 years by product type, payment method type, channel type and by lapse of time.

Insurance claim ratio	7%~124%	6%~118%	Ratio of the number of claims to the number of contracts based on past statistics of recent 7 years by collateral type, gender and by lapse of time.

Discount rate	(2.52)%~14.55%	(1.72)%~13.93%	Return on operating assets at each point in the future estimated by adding a risk spread to the interest rate scenario presented by Financial Supervisory Service.

Indirect insurance operating expenses are calculated by applying the unit cost determined based on historical data for the latest one year in accordance with the standard of the allocation of insurance operating expenses under Regulations on Supervision of Insurance Business. Direct insurance operating expenses including acquisition costs are the estimated expense amount to be incurred in the future in accordance with the Group’s internal regulations.

Details of the result of the adequacy test of life insurance liabilities as of June 30, 2019 and 2018 are as follows:

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)		June 30, 2019
		Reserve for test		LAT base		Deficit (Surplus)
Interest rate-fixed	Participating	~~W~~	30,589	~~W~~	55,560	~~W~~	24,971
	Non-participating		154,274		89,667		(64,607)
Interest rate-linked	Participating		1,049,473		1,060,250		10,777
	Non-participating		5,406,364		5,024,568		(381,796)
Variable life insurance			(34,886)		(143,568)		(108,682)

		~~W~~	6,605,814	~~W~~	6,086,477	~~W~~	(519,337)

(In millions of Korean won)		June 30, 2018
		Reserve for test		LAT base		Deficit (Surplus)
Interest rate-fixed	Participating	~~W~~	30,652	~~W~~	50,480	~~W~~	19,828
	Non-participating		115,432		43,526		(71,906)
Interest rate-linked	Participating		1,102,074		1,082,242		(19,832)
	Non-participating		5,560,253		4,914,479		(645,774)
Variable life insurance			(28,342)		(115,960)		(87,618)

		~~W~~	6,780,069	~~W~~	5,974,767	~~W~~	(805,302)

The Group did not record the additional reserve since the surplus exceeded the deficit based on the result of LAT, resulting no additional accounting treatment as of June 30, 2019 and 2018.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

36.3 Insurance Income and Expense

Insurance income and expenses for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019		2018
Insurance Income
Premium income	~~W~~	5,590,344	~~W~~	5,403,791
Reinsurance income		400,931		332,322
Separate account income		93,042		190,780
Income of change in reinsurance assets		64,873		63,513
Other insurance income		7,029		5,703

		6,156,219		5,996,109

Insurance Expense
Insurance claims paid		2,445,622		2,013,274
Dividend expense		5,008		4,916
Refunds of surrender value		1,408,309		1,473,970
Reinsurance expense		509,534		477,053
Provision of policy reserves		804,130		929,990
Separate account expenses		62,875		140,501
Insurance operating expenses		224,023		205,655
Deferred acquisition costs		340,535		299,819
Expenses of change in reinsurance assets		48		(350)
Claim survey expenses paid		22,740		18,484
Other insurance expenses		102,817		111,778

		5,925,641		5,675,090

Net insurance income	~~W~~	230,578	~~W~~	321,019

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

36.4 The Overlay Approach

The Group applied “The Overlay Approach” under Korean IFRS 1104 at the initial application of Korean IFRS 1109.

Details of financial assets applied “The Overlay Approach” as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019		December 31, 2018
Financial assets at fair value through profit or loss
Due from financial institutions	~~W~~	175,958	~~W~~	172,777
Debt securities		7,679,750		7,044,081
Equity securities		59,152		81,949

	~~W~~	7,914,860	~~W~~	7,298,807

Changes of net overlay adjustments for the six-month period ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
Beginning	~~W~~	(7,146)
Recognization of other comprehensive income (loss) due to acquisition and valuation		144,775
Reclassfication to profit or loss due to disposal		(3,499)

Ending	~~W~~	134,130

(In millions of Korean won)	2018
Beginning[1]	~~W~~	(7,559)
Recognization of other comprehensive income (loss) due to acquisition and valuation		(66,682)
Reclassfication to profit or loss due to disposal		(17,318)

Ending	~~W~~	(91,559)

[1]	Calculated based on Korean IFRS 1109
[2]	Amounts are net of tax

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

37. Supplemental Cash Flow Information

Cash and cash equivalents as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019		December 31, 2018
Cash	~~W~~	2,117,719	~~W~~	2,186,035
Checks with other banks		312,769		872,167
Due from Bank of Korea		10,386,628		9,098,890
Due from other financial institutions		9,704,174		8,117,398

		22,521,290		20,274,490

Due from financial institutions at fair value through profit or loss		293,452		381,718

		22,814,742		20,656,208

Restricted cash from financial institutions		(14,857,394)		(12,347,627)
Due from financial institutions with original maturities over three months		(2,203,597)		(1,665,765)

		(17,060,991)		(14,013,392)

	~~W~~	5,753,751	~~W~~	6,642,816

Cash inflows and outflows from income tax, interests and dividends for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	Activity	2019		2018
Income tax paid	Operating	~~W~~	769,137	~~W~~	431,690
Interest received	Operating		7,411,777		5,942,640
Interest paid	Operating		2,606,054		1,625,640
Dividends received	Operating		140,673		116,580
Dividends paid	Financial		759,736		766,728

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

38. Contingent Liabilities and Commitments

Details of payment guarantees as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019		December 31, 2018
Confirmed payment guarantees
Confirmed payment guarantees in Korean won
Payment guarantees for KB purchasing loan	~~W~~	231,651	~~W~~	196,517
Other payment guarantees		702,710		597,636

		934,361		794,153

Confirmed payment guarantees in foreign currency
Acceptances of letter of credit		119,441		208,926
Letter of guarantees		56,250		53,210
Bid bond		46,417		51,528
Performance bond		582,209		604,311
Refund guarantees		693,486		592,925
Other payment guarantees in foreign currency		2,607,114		2,539,900

		4,104,917		4,050,800

Financial guarantees
Payment guarantees for mortgage		50,612		50,497
Overseas debt guarantees		278,442		311,796
International financing guarantees in foreign currencies		114,633		110,070
Other financing payment guarantees		270,000		270,000

		713,687		742,363

		5,752,965		5,587,316

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,072,527		1,745,340
Refund guarantees		837,030		686,843

		2,909,557		2,432,183

	~~W~~	8,662,522	~~W~~	8,019,499

Commitments as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019		December 31, 2018
Commitments
Corporate loan commitments	~~W~~	37,800,640	~~W~~	37,340,727
Retail loan commitments		42,230,232		41,335,454
Credit line on credit cards		58,509,879		54,488,133
Purchase of other security investment and others		5,246,496		5,426,058

		143,787,247		138,590,372

Financial Guarantees
Credit line		2,215,748		2,447,369
Purchase of security investment		443,800		436,800

		2,659,548		2,884,169

	~~W~~	146,446,795	~~W~~	141,474,541

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Other Matters (including litigation)

a) The Group has filed 102 lawsuits as a plaintiff (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ~~W~~ 452,159 million, and faces 315 lawsuits (as a defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~ 293,514 million, which arose in the normal course of the business and are still pending as of June 30, 2019.

b) Kookmin bank made a construction contract building the integrated company building, and the integrated central IT, amounting to ~~W~~ 151,280 million, and ~~W~~ 116,563 million, respectively; for the period ended June 30, 2019, the Bank has paid ~~W~~ 18,504 million, and ~~W~~ 108,195 million.

c) The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to ~~W~~ 372 million and ~~W~~ 372 million as of June 30, 2019 and December 31, 2018, respectively.

d) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary six-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 108 and 113 legal claims filed as a defendant, with an aggregate claim of ~~W~~ 5,865 million and ~~W~~ 6,906 million as of June 30, 2019. A provision liability of ~~W~~ 8,356 million and ~~W~~ 9,888 million have been recognized for these pending lawsuits. In addition, the Group took out the personal information protection liability insurance, and recognized as receivables for the amount of ~~W~~ 3,500 million of insurance coverage for lawsuits. On the other hand, the further appeals can be filed against the Group, however, the final outcome cannot be reasonably measured.

e) As of June 30, 2019, the Group is not able to dispose, transfer or collateralize the shares of a joint-venture lease company or the rights for those to a third party without the written consent of Kolao Holdongs for five years (the restriction period for the disposal of its equity) from the date of initial investment for KB KOLAO LEASING Co., LTD. Each party of the joint venture lease company may transfer all or part of its equity, as determined separately, after the restriction period for the disposal of its equity has expired.

f) The Group has completed the issuance of hybrid securities amounting to ~~W~~ 592,000 million on July 2, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

39. Subsidiaries

Details of subsidiaries as of June 30, 2019, are as follows:

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00%	Korea	June. 30	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00%	Korea	June. 30	Financial investment
	KB Insurance Co., Ltd.	100.00%	Korea	June. 30	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00%	Korea	June. 30	Credit card and installment finance
	KB Asset Management Co., Ltd.	100.00%	Korea	June. 30	Collective investment and advisory
	KB Capital Co., Ltd.	100.00%	Korea	June. 30	Financial Leasing
	KB Life Insurance Co., Ltd.	100.00%	Korea	June. 30	Life insurance
	KB Real Estate Trust Co., Ltd.	100.00%	Korea	June. 30	Real estate trust management
	KB Savings Bank Co., Ltd.	100.00%	Korea	June. 30	Savings banking
	KB Investment Co., Ltd.	100.00%	Korea	June. 30	Capital investment
	KB Data System Co., Ltd.	100.00%	Korea	June. 30	Software advisory, development, and supply
	KB Credit Information Co., Ltd.	100.00%	Korea	June. 30	Collection of receivables or credit investigation

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Kookmin Bank	Kookmin Bank Cambodia PLC.	100.00%	Cambodia	June. 30	Banking and foreign exchange transaction
	Kookmin Bank Int’l Ltd. (London)[6]	100.00%	United Kingdom	June. 30	Banking and foreign exchange transaction
	Kookmin Bank China Ltd.	100.00%	China	June. 30	Banking and foreign exchange transaction
	KB Microfinance Myanmer Co., Ltd.	100.00%	Myanmar	June. 30	Other credit granting n.e.c.
	KBD Tower 1st L.L.C. and 32 others[2]	—	Korea	June. 30	Asset-backed securitization
	KB Haeoreum private securities investment trust 83(Bond)	99.90%	Korea	June. 30	Capital investment
	Kiwoom Frontier Private placement fund 10[Bond]	99.85%	Korea	June. 30	Capital investment
	Tong Yang Safe Plus Qualified Private Trust S-8	99.93%	Korea	June. 30	Capital investment
	Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	99.90%	Korea	June. 30	Capital investment
	NH-AMUNDI Global Private Securities Investment Trust 1USD(BOND)]	77.78%	Korea	June. 30	Capital investment
	AIP US Red Private Real Estate Trust NO. 10	99.97%	Korea	June. 30	Capital investment

	KB Korea Short Term Premium Private Securities 5 [3]	50.00%	Korea	June. 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00%	United States of America	June. 30	Investment advisory and securities dealing activities
	KB Securities Hong Kong Ltd.	100.00%	China	June. 30	Investment advisory and securities dealing activities
	KB SECURITIES VIETNAM JOINT STOCK COMPANY	99.70%	Vietnam	June. 30	Investment advisory and securities dealing activities
	Able NS Co., Ltd and 70 others[2]	—	Korea	June. 30	Asset-backed securitization
	KB NA COMPASS Energy Private Special Asset Fund[3]	29.67%	Korea	June. 30	Capital investment
	Hyundai Smart Index Alpha Securities Feeder Investment Trust No. 1	98.79%	Korea	June. 30	Capital investment
	Hyundai Strong Korea Equity Trust No. 1	99.39%	Korea	June. 30	Capital investment
	Hyundai Kidzania Equity Feeder Trust No. 1	79.53%	Korea	June. 30	Capital investment
	Hyundai Value Plus Equity Feeder Trust No. 1	99.67%	Korea	June. 30	Capital investment
	Hyundai Strong-small Corporate Trust No. 1	91.27%	Korea	June. 30	Capital investment
	Heungkuk Highclass Private Real Estate Trust No. 21	100.00%	Korea	June. 30	Capital investment
	JB New Jersey Private Real Estate Investment Trust No. 1	98.15%	Korea	June. 30	Capital investment
	Heungkuk Global Highclass Private Real Estate Trust No. 23	100.00%	Korea	June. 30	Capital investment
	Hyundai Dynamic Mix Secruticies Feeder Investment Trust No. 1	99.99%	Korea	June. 30	Capital investment
	Hyundai Quant Long Short Securities Feeder Investment Trust No. 1	100.00%	Korea	June. 30	Capital investment
	Hyundai Kon-tiki Specialized Privately Placed Fund No. 1	91.72%	Korea	June. 30	Capital investment
	DGB Private real estate Investment Trust No. 8	98.77%	Korea	June. 30	Capital investment
	Aquila Global Real Assets Fund No. 1 LP	99.96%	Cayman islands	June. 30	Capital investment
	Mangrove Feeder Fund	100.00%	Cayman islands	June. 30	Capital investment
	LB Irealand Private Real Estate Investment Trust 8	99.85%	Korea	June. 30	Capital investment
	KTB Aircraft Private Investment Trust No. 21-1	99.61%	Korea	June. 30	Capital investment
	Pacific US Blackrock Private Placement Real Estate Fund No. 15	99.50%	Korea	June. 30	Capital investment
	Vestas Qualified Investors Private Real Estate Fund Investment Trust No. 38	54.84%	Korea	June. 30	Capital investment
	Hyundai Strong-small Corporate Trust[Stock]	79.76%	Korea	June. 30	Capital investment
	Capstone US Professional Investment Private Fund #6	99.79%	Korea	June. 30	Capital investment
	DAEDUCK PARC1 PRIVATE EQUITY FUND 1	98.28%	Korea	June. 30	Capital investment
	Hangang Domestic Private Real Estate Fund 13	80.33%	Korea	June. 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00%	United States of America	June. 30	Management service
	LIG Insurance (China) Co., Ltd.	100.00%	China	June. 30	Non-life insurance
	PT. KB Insurance Indonesia	70.00%	Indonesia	June. 30	Non-life insurance
	KB Claims Survey & Adjusting	100.00%	Korea	June. 30	Claim service
	KB Sonbo CNS	100.00%	Korea	June. 30	Management service
	KB Golden Life Care Co., Ltd.	100.00%	Korea	June. 30	Service
	KB AMP Infra Private Special Asset Fund 1(FoFs) [3]	41.67%	Korea	June. 30	Capital investment
	KB Muni bond Private Securities Fund 1(USD)(bond)[3]	33.33%	Korea	June. 30	Capital investment
	KB CHILE SOLAR FUND	80.00%	Korea	June. 30	Capital investment
	Meritz Private Specific Real Estate Fund 1-2	87.21%	Korea	June. 30	Capital investment
	KB Global Private Real Estate Debt Fund 1[3]	50.00%	Korea	June. 30	Capital investment
	Hana Landchip Real estate Private Fund 58th	99.99%	Korea	June. 30	Financial investment
	Hyundai Aviation Private Fund 3rd	99.96%	Korea	June. 30	Financial investment
	Hyundai Power Professional Investment Type Private Investment Fund No. 4	99.78%	Korea	June. 30	Financial investment
	KB U.S. LongShort Private Securities Fund 1	99.39%	Korea	June. 30	Financial investment
	Hyundai Infra Professional Investment Type Private Investment Trust No. 5	99.80%	Korea	June. 30	Financial investment
	KB SAUDI SEPCO II Private Special Asset Fund	80.00%	Korea	June. 30	Financial investment
	Meritz Private Real Estate Fund 8	99.36%	Korea	June. 30	Financial investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

	Hyundai Star Private Real Estate Investment Trust No. 14	99.98%	Korea	June. 30	Financial investment
	Vogo debt strategy private real estate fund VII	99.00%	Korea	June. 30	Financial investment
	KORAMCO Europe Debt Strategy Private Real-Estate Fund 2nd	99.80%	Korea	June. 30	Capital investment
	KB Peru Transmission Facility Investment Private Fund	99.03%	Korea	June. 30	Capital investment
	KB Global Private Real Estate Debt Fund 2	98.36%	Korea	June. 30	Capital investment
	KB Europe Private Real Estate Debt Fund 1	57.14%	Korea	June. 30	Capital investment
	KB AU Infigen Energy Private Special Asset Fund 2[3]	47.37%	Korea	June. 30	Capital investment
	Multi Asset Global Private Debt Fund 6	99.60%	Korea	June. 30	Capital investment
KB Kookmin Card Co., Ltd.	KB DAEHAN SPECIALIZED BANK PLC.	90.00%	Cambodia	June. 30	Banking
	KB Kookmin Card 3rd Securitization Co., Ltd. and 3 others[2]	0.50%	Korea	June. 30	Asset-backed securitization
	Heungkuk Life Insurance Money Market Trust	100.00%	Korea	June. 30	Trust asset management
KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd	100.00%	China	June. 30	General advisory
	KB Star Office Private Real Estate Feeder fund 3-2	88.00%	Korea	June. 30	Capital investment
	KB Asset Management Singapore Pte, Ltd.	100.00%	Singapore	June. 30	Collective investment
	KB Global Equity Solution Securities Feeder Fund(Equity-FoFs) [3]	31.21%	Korea	June. 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

	KB Global Multiasset Income Securities Feeder Fund(Bond Mixed-FoFs)	91.93%	Korea	June. 30	Capital investment
	KB Active Investor Secruticies Investment Trust(Derivatives Mixed)	73.56%	Korea	June. 30	Capital investment
	KB G2 Plus Korea Securities Fund(Equity)	82.74%	Korea	June. 30	Capital investment
	KB Hedge Fund Solution Mixed Asset Fund(FoFs)	97.38%	Korea	June. 30	Capital investment
	KB OCIO Global Asset Allocation Private Fund 1	83.45%	Korea	June. 30	Capital investment
	KB Global Big data Research Securities Feeder Fund(Equity)(H)	99.43%	Korea	June. 30	Capital investment
	KB Long-term Total Return Performance Fee Securities Investment Trust(Equity-mixed)	55.95%	Korea	June. 30	Capital investment
	KB Global Good Investment ESG Securities Feeder Fund(Equity)(H)	86.34%	Korea	June. 30	Capital investment
	KB Star Office Private Real Estate Investment Trust 5[3]	37.11%	Korea	June. 30	Capital investment
KB Life Insurance Co., Ltd.	KB Evergreen Private Securities Fund No. 59(Bond)	100.00%	Korea	June. 30	Private fund
	KB Haeoreum Private Securities Investment Trust 1st(debt securities)	100.00%	Korea	June. 30	Private fund

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

KB Investment Co., Ltd.	2011 KIF-KB IT Venture Fund[4]	43.33%	Korea	June. 30	Capital investment
	KoFC-KB Young Pioneer 1st Fund[4]	33.33%	Korea	June. 30	Capital investment
	KB NEW CONTENTS Venture Fund[4]	20.00%	Korea	June. 30	Capital investment
	KB Young Pioneer 3.0 Venture Fund[4]	40.00%	Korea	June. 30	Capital investment
	KB Pre IPO Secondary Venture Fund 2[4]	21.00%	Korea	June. 30	Capital investment
	KB Contents Panda iMBC Contents Venture Fund[4]	20.00%	Korea	June. 30	Capital investment
	KB Culture & Global Digital Contents Fund Limited partnership[4]	22.50%	Korea	June. 30	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00%	Korea	June. 30	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB Start-up Creation Fund	62.50%	Korea	June. 30	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB Intellectual Property Fund[4]	34.00%	Korea	June. 30	Capital investment
Kookmin Bank, KB Investment Co., Ltd., KB Capital Co., Ltd.	KB Intellectual Property Fund 2	75.00%	Korea	June. 30	Capital investment
Kookmin Bank, KB Securities Co., Ltd.,	Meritz Private Real Estate Fund 9-2	100.00%	Korea	June. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB Securities Co., Ltd., KB Real Estate Trust Co., Ltd.	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00%	Korea	June. 30	Investment trust
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB life Insurance, KB Asset Management Co., Ltd.	KB Global Core Bond Securities Fund Master Fund(Bond)	99.69%	Korea	June. 30	Capital investment
Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB life Insurance, KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB digital innovation & growth New Technology Business Investment Fund	100.00%	Korea	June. 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Kookmin Bank, KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Kookmin Card Co., Ltd., KB Capital Co., Ltd., KB Investment Co., Ltd.	KB Global Platform Fund	100.00%	Korea	June. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	Hanbando BTL Private Special Asset Fund 1st3	46.36%	Korea	June. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	KB KBSTAR Mid-Long Term KTB Active ETF[3]	48.15%	Korea	June. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	KB KBSTAR KTB 3Y Futures Inverse ETF	95.63%	Korea	June. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd.	KB Mezzanine Private Securities Fund 3rd3	25.33%	Korea	June. 30	Capital investment
KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Asset Management Co., Ltd.	KB Star Office Private Real Estate Investment Trust 4	51.96%	Korea	June. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset[3]	46.00%	Korea	June. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB Senior Loan Private Fund[3]	37.39%	Korea	June. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd.	KB New Renewable Energy Private Special Asset Fund 1	100.00%	Korea	June. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB life Insurance Co., Ltd., KB Investment Co.	KB High-tech Company Investment Fund	100.00%	Korea	June. 30	Capital investment
Kookmin Bank, KB Insurance Co., Ltd., KB Investment Co., Ltd., KB Capital Co., Ltd.	KB Digital Innovation Investment Fund Limited partnership	62.51%	Korea	June. 30	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd.	KB Mezzanine Private Security Investment Trust No. 2[3]	40.74%	Korea	June. 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Kookmin Bank, KB Asset management Co., Ltd.	KB Onkookmin TDF 2025 Master Fund(Fofs) [3]	31.54%	Korea	June. 30	Financial investment
Kookmin Bank, KB Asset management Co., Ltd.	KB Onkookmin TDF 2030 Master Fund(Fofs) [3]	28.47%	Korea	June. 30	Financial investment
KB Securities Co., Ltd., KB Insurance Co., KB Asset Management Co., Ltd.	KB Star Fund KB Value Focus Korea Equity	98.03%	Luxemburg	June. 30	Capital investment
KB Securities Co., Ltd., KB Asset Management Co., Ltd., KB Star Office Private Real Estate Investment Trust No.5	KB Wise Star Private Real Estate Feeder Fund 2nd	88.23%	Korea	June. 30	Capital investment
KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Onkookmin Life Income RIF 20feeder Fund(Fofs)	99.20%	Korea	June. 30	Capital investment
KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Onkookmin Life Income RIF 40feeder Fund(Fofs)	98.34%	Korea	June. 30	Capital investment
KB Securities Co., Ltd., KB Asset Management Co., Ltd.	KB Onkookmin TDF 2045 Master Fund(Fofs) [3]	36.48%	Korea	June. 30	Financial investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB KONEX Market Vitalization Fund[4]	46.88%	Korea	June. 30	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB Neo Paradigm Agriculture Venture[4]	50.00%	Korea	June. 30	Capital investment
KB Securities Co., Ltd., KB Investment Co., Ltd.	KB New Paradigm Fisheries Venture Fund[4]	33.33%	Korea	June. 30	Capital investment
KB Securities Co., Ltd., KB life Insurance Co.	KB AU Infigen Energy Private Special Asset Fund	100.00%	Korea	June. 30	Capital investment
KB Insurance Co., Ltd., KB life Insurance Co., Ltd., KB Investment Co., Ltd.	KB-Solidus Global Healthcare Fund[3]	43.33%	Korea	June. 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO LEASING CO., Ltd	80.00%	Laos	June. 30	Auto installment finance
KB Global Big data Research Securities Feeder Fund(Equity)(H)	KB Global Big data Research Securities Master Fund(Equity)(H)	100.00%	Korea	June. 30	Capital investment
KB Global Good Investment ESG Securities Feeder Fund(Equity)(H)	KB Global Good Investment ESG Securities Master Fund(Equity)(H)	100.00%	Korea	June. 30	Capital investment
KB Onkookmin Life Income RIF 20feeder Fund(Fofs)	KB Onkookmin Life Income RIF 20 Master Fund(Fofs)	92.17%	Korea	June. 30	Capital investment
KB Onkookmin Life Income RIF 40feeder Fund(Fofs)	KB Onkookmin Life Income RIF 40 Master Fund(Fofs)	91.24%	Korea	June. 30	Capital investment
KBFG Securities America Inc.	Global Investment Opportunity Limited	100.00%	Malaysia	June. 30	Financial and real estate investment
KB Global Multiasset Income Securities Feeder Fund(Bond Mixed-FoFs)	KB Global Multiasset Income Securities Master Fund(Bond Mixed-FoFs)	74.11%	Korea	June. 30	Capital investment
KB Global Equity Solution Securities Feeder Fund(Equity-FoFs))	KB Global Equity Solution Securities Master Fund(Equity-FoFs)	100.00%	Korea	June. 30	Capital investment
KB Global Core Bond Securities Feeder Fund(Bond)	KB Global Core Bond Securities Master Fund(Bond)	100.00%	Korea	June. 30	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st, KB Wise Star Private Real Estate Feeder Fund 2nd.	KB Wise Star Jongno Tower Real Estate Master Fund	100.00%	Korea	June. 30	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Office Private Real Estate Master Investment Trust 2[5]	44.44%	Korea	June. 30	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st., KB Securities Co., KB Asset Management Co., Ltd.	KB Star Office Private Real Estate Investment Trust 3	54.51%	Korea	June. 30	Capital investment

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

LB Irealand Private Real Estate Investment Trust 8	BECKETT ACQUISITION LIMITED	100.00%	Ireland	June. 30	Real Estate Activities
Mangrove Feeder Fund	Mangrove Master Fund	100.00%	Cayman islands	June. 30	Capital investment
Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	Mirae Asset Triumph Global Privately placed Master Investment Trust 1	100.00%	Korea	June. 30	Capital investment
Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	Mirae Asset Triumph Global Privately placed Master Investment Trust 2	100.00%	Korea	June. 30	Capital investment
Hyundai Dynamic Mix Securities Feeder Investment Trust	Hyundai Dynamic Mix Securities Master Investment Trust	98.63%	Korea	June. 30	Capital investment
Hyundai Value Plus Securities Feeder Investment Trust 1 and Hyundai Kidzania Equity Feeder Trust No.1	Hyundai Value Plus Securities Master Investment Trust	100.00%	Korea	June. 30	Capital investment
Hyundai Smart Index Alpha Securities Feeder Inv Trust 1	Hyundai Smart Index Alpha Securities Master Investment Trust	99.89%	Korea	June. 30	Capital investment
Hyundai Quant Long Short Securities Feeder Investment Trust 1	Hyundai Quant Long Short Securities Master Investment Trust	100.00%	Korea	June. 30	Capital investment
Hyundai Strong Korea Equity Trust No.1	Hyundai Strong Korea Equity Trust No.1[Master]	65.84%	Korea	June. 30	Capital investment
Heungkuk Global Highclass Private Real Estate Trust 23	HYUNDAI ABLE INVESTMENT REIT	99.90%	United States of America	June. 30	Real Estate Activities
ABLE NJ DSM INVESTMENT REIT	ABLE NJ DSM, LLC	100.00%	United States of America	June. 30	Real Estate Activities
AGRAF Real Estate Holding No.1, Senningerberg	Vierte CasaLog GmbH & Co. KG	94.90%	Germany	June. 30	Real Estate Activities
AGRAF Real Estate Holding No.1, Senningerberg	HD 1 Grundstucksgese llschaft mbH & Co. KG	94.90%	Germany	June. 30	Real Estate Activities

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

AGRAF Real Estate Holding No.1, Senningerberg	Sechste Casalog KG	94.90%	Germany	June. 30	Real Estate Activities
AGRAF Real Estate No.1, Senningerberg	AGRAF Real Estate Holding No.1, Senningerberg	100.00%	Luxembourg	June. 30	Asset-backed securitization
Aquila Global Real Assets Fund No.1 LP	AGRAF Real Estate No.1, Senningerberg	100.00%	Luxembourg	June. 30	Asset-backed securitization
HYUNDAI ABLE INVESTMENT REIT	HYUNDAI ABLE PATRIOTS PARK, LLC	100.00%	United States of America	June. 30	Real Estate Activities
JB New Jersey Private Real Estate Investment Trust No. 1	ABLE NJ DSM INVESTMENT REIT	99.18%	United States of America	June. 30	Real Estate Activities
Kookmin Bank[1]	Personal pension trusts and 10 other trusts	—	Korea	June. 30	Trust

[1]

The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

[2]

Although the Group holds less than a majority of the investee’s voting rights, the Group controls these investees as it has power over relevant activities in case of default; is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or due to acquisition of subordinated debt; and has ability to affect those returns through its power.

[3]

Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect the performance through its power.

[4]

Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect the performance through its power.

[5]

Although the Group holds less than a majority of the investee’s voting rights, the Group participated directly in establishment of this entity and has power over relevant activities, and is significantly exposed to variable returns which is affected by the performance of the investee, and has ability to affect the performance through its power. Accordingly the Group has control over the investee.

[6]

The Group changed Kookmin Bank Int’l Ltd. (London) to Kookmin Bank London Branch on May 16, 2018, and this event is categorized as business combination of entities under common control. The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts in the consolidated financial statements of the Group. The transferred assets and liabilities due to this business combination are ~~W~~ 480,161 million and ~~W~~ 480,023 million, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

The condensed financial information of major subsidiaries as of June 30, 2019 and December 31, 2018, and for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)

	June 30, 2019						2019
	Assets		Liabilities		Equity		Operating income		Profit (loss) for the period		Total compre- hensive income for the period
Kookmin Bank[1]	~~W~~	373,961,310	~~W~~	346,613,149	~~W~~	27,348,161	~~W~~	11,472,979	~~W~~	1,305,109	~~W~~	1,347,860
KB Securities Co., Ltd.[1,2]		44,731,565		40,129,449		4,602,116		4,507,410		168,890		179,111
KB Insurance Co., Ltd.[1,2]		36,087,142		32,225,047		3,862,095		6,380,595		166,153		365,754
KB Kookmin Card Co., Ltd.[1]		20,713,386		16,821,350		3,892,036		1,515,798		146,100		133,331
KB Asset Management Co., Ltd.[1]		257,271		84,493		172,778		75,468		25,720		26,026
KB Capital Co., Ltd.[1,2]		10,086,703		8,979,046		1,107,657		444,542		63,094		63,208
KB Life Insurance Co., Ltd.[1]		10,001,142		9,384,111		617,031		814,360		16,524		64,799
KB Real Estate Trust Co., Ltd.		341,997		80,222		261,775		55,822		30,640		30,640
KB Savings Bank Co., Ltd.		1,323,712		1,117,158		206,554		46,601		9,852		9,580
KB Investment Co., Ltd.[1]		731,757		526,150		205,607		36,647		2,103		2,166
KB Data System Co., Ltd.		39,674		20,796		18,878		70,402		2,486		2,470
KB Credit Information Co., Ltd.		29,084		14,115		14,969		19,307		(263)		(266)

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)

	December 31, 2018						2018
	Assets		Liabilities		Equity		Operating income		Profit (loss) for the period		Total compre- hensive income for the period
Kookmin Bank[1]	~~W~~	356,959,258	~~W~~	330,291,392	~~W~~	26,667,866	~~W~~	9,467,005	~~W~~	1,353,333	~~W~~	1,409,694
KB Securities Co., Ltd.[1,2]		45,086,292		40,613,423		4,472,869		3,441,454		152,831		173,948
KB Insurance Co., Ltd.[1,2]		34,785,551		31,289,706		3,495,845		6,120,200		188,115		145,488
KB Kookmin Card Co., Ltd.[1]		20,528,951		16,570,280		3,958,671		1,854,954		168,629		161,110
KB Life Insurance Co., Ltd.[1]		9,680,379		9,128,148		552,231		685,499		10,837		(12,717)
KB Asset Management Co., Ltd.[1]		254,256		107,504		146,752		61,952		19,532		19,674
KB Capital Co., Ltd.[1,2]		9,517,239		8,516,838		1,000,401		343,631		67,157		67,223
KB Savings Bank Co., Ltd.		1,388,844		1,186,871		201,973		40,873		3,987		3,786
KB Real Estate Trust Co., Ltd.		293,063		57,229		235,834		56,255		20,313		20,314
KB Investment Co., Ltd.[1]		528,701		374,925		153,776		38,986		1,942		1,942
KB Credit Information Co., Ltd.		26,276		11,041		15,235		17,561		(379)		(387)
KB Data System Co., Ltd.		40,197		23,788		16,409		55,066		202		133

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided payment guarantees of ~~W~~ 3,306,584 million to KBD Tower 1st L.L.C. and other subsidiaries.

•

The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 23 other subsidiaries. The unexecuted amount of the investment agreement is ~~W~~ 520,411 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•

The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

Changes in subsidiaries

The subsidiaries newly included in consolidation during the six-month period ended June 30, 2019, are as follows:

Company	Description
KBAM Shanghai Advisory Services Co.,Ltd and 9 others	Holds over than a majority of the ownership interests

KBH the 5th L.L.C and 34 others	Holds the power in the case of default and exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquiring subordinated debt

KB New Renewable Energy Private Special Asset Fund 1 and 12 others	Holds the power to determine the operation of the trust and exposed to variable returns by holding significant amount of ownership interests

KB Culture & Global Digital Contents Fund Limited partnership and 1 other	The Group has a power over the investee as a general partner, is significantly exposed to variable returns due to significant percentage of ownership.

The subsidiaries excluded from consolidation during the six-month period ended June 30, 2019, are as follows:

Company	Description
KH the 4th L.L.C and 26 others	Lost the right of variable returns due to the releasing debt

KB Evergreen Private Securities Fund 98(Bond) and 4 others	Liquidation

Hyundai China Index Plus Securities Investment Trust No.1 and 6 others	Disposal

KB Everyone TDF 2035 Securities Investment Trust—Bond Balanced-Fund of Funds and 3 others	Ownership decrease

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

40. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of Financing
Structured financing	Granting PF loans and stocks to SOC and real estate Granting loans and stocks to ships/aircrafts SPC Project financing, such as mergers and acquisitions	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts Mergers and acquisitions	Loan commitments through Credit Line, providing lines of credit and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

Trusts	Management of financial trusts; -Development trust -Mortgage trust -Management trust -Disposal trust -Distribution and management trust -Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company

Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of June 30, 2019, and December 31, 2018, are as follows:

(In millions of Korean won)	June 30, 2019
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entity	~~W~~	50,803,477	~~W~~	188,208,318	~~W~~	731,581	~~W~~	112,571,920	~~W~~	352,315,296
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		95,901		8,538,500		—		2,470,120		11,104,521
Derivative financial assets		—		457		—		9,096		9,553
Loans at amortized cost		2,993,791		335,242		17,917		582,998		3,929,948
Financial investments		—		—		—		6,026,513		6,026,513
Investment in associates		—		280,865		—		—		280,865
Other assets		5,511		49,287		87,337		5,815		147,950

	~~W~~	3,095,203	~~W~~	9,204,351	~~W~~	105,254	~~W~~	9,094,542	~~W~~	21,499,350

Liabilities
Deposits	~~W~~	559,247	~~W~~	56,568	~~W~~	—	~~W~~	391,135	~~W~~	1,006,950
Derivative financial liabilities		—		—		—		285		285
Other liabilities		973		82		—		14,237		15,292

	~~W~~	560,220	~~W~~	56,650	~~W~~	—	~~W~~	405,657	~~W~~	1,022,527

Maximum exposure to loss[1]
Holding assets	~~W~~	3,095,203	~~W~~	9,204,351	~~W~~	105,254	~~W~~	9,094,542	~~W~~	21,499,350
Purchase and investment commitments		11,396		2,642,155		—		529,567		3,183,118
Unused credit		702,492		1,450		—		1,961,450		2,665,392
Payment guarantee and loan commitments		1,965,722		11,671		—		471,300		2,448,693

	~~W~~	5,774,813	~~W~~	11,859,627	~~W~~	105,254	~~W~~	12,056,859	~~W~~	29,796,553

Methods of determining the maximum exposure to loss		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and capital commitments		Dividends by results trust: Total amount of trust exposure		Providing lines of credit/ purchase commitments/ loan commitments and acceptances and guarantees

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	December 31, 2018
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entity	~~W~~	43,775,805	~~W~~	121,481,888	~~W~~	519,609	~~W~~	125,240,129	~~W~~	291,017,431
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		129,367		7,934,662		—		3,846,725		11,910,754
Derivative financial assets		—		23,794		—		4,089		27,883
Loans at amortized cost		3,987,339		391,665		34,000		635,840		5,048,844
Financial investments		—		8,636		—		6,040,008		6,048,644
Investment in associates		—		258,594		—		—		258,594
Other assets		1,719		48,872		109,357		17,046		176,994

	~~W~~	4,118,425	~~W~~	8,666,223	~~W~~	143,357	~~W~~	10,543,708	~~W~~	23,471,713

Liabilities
Deposits	~~W~~	970,890	~~W~~	81,502	~~W~~	—	~~W~~	291,465	~~W~~	1,343,857
Derivative financial liabilities		—		6,232		—		1,285		7,517
Other liabilities		1,334		59		—		28,373		29,766

	~~W~~	972,224	~~W~~	87,793	~~W~~	—	~~W~~	321,123	~~W~~	1,381,140

Maximum exposure to loss[1]
Holding assets	~~W~~	4,118,425	~~W~~	8,666,223	~~W~~	143,357	~~W~~	10,543,708	~~W~~	23,471,713
Purchase and investment commitments		—		3,345,947		—		1,094,489		4,440,436
Unused credit		6,789		1,450		—		2,211,226		2,219,465
Payment guarantee and loan commitments		1,582,943		—		—		519,633		2,102,576

	~~W~~	5,708,157	~~W~~	12,013,620	~~W~~	143,357	~~W~~	14,369,056	~~W~~	32,234,190

Methods of determining the maximum exposure to loss		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and capital commitments		Dividends by results trust: Total amount of trust exposure		Providing lines of credit/ purchase commitments/ loan commitments and acceptances and guarantees.

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss (provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

41. Related Party Transactions

Profit and loss arising from transactions with related parties for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)		2019		2018
Associates and joint ventures
Balhae Infrastructure Fund	Fee and commission income	~~W~~	3,338	~~W~~	3,314
Korea Credit Bureau Co., Ltd.	Interest expense		18		73
	Fee and commission income		546		686
	Insurance income		1		—
	Fee and commission expense		1,068		884
	Provision for credit losses		1		—
KoFC KBIC Frontier Champ 2010-5(PEF)[1]	Fee and commission income		—		197
KB GwS Private Securities Investment Trust	Fee and commission income		422		422
Incheon Bridge Co., Ltd.	Interest income		4,423		4,615
	Interest expense		220		146
	Fee and commission income		12		—
	Fee and commission expense		3		—
	Insurance income		143		220
	Gains on financial assets/liabilities at fair value through profit or loss		3,287		165
	Reversal for credit losses		—		6
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Fee and commission income		89		120
Aju Good Technology Venture Fund	Interest expense		14		14
KB Star Office Private Real Estate Investment Trust No.1	Interest income		183		183
	Interest expense		53		45
	Fee and commission income		216		237
RAND Bio Science Co., Ltd.	Interest expense		2		3
SY Auto Capital Co., Ltd.	Interest income		650		615
	Fee and commission income		26		29
	Fee and commission expense		235		528
	Insurance income		13		20
	Other operating income		347		307
	Other operating expense		189		134
	Provision for credit losses		—		11
Food Factory Co., Ltd.	Interest income		10		4
	Insurance income		2		2
	Fee and commission expense		8		1
	Gains on financial assets/liabilities at fair value through profit or loss		32		6
KB Pre IPO Secondary Venture Fund 1st	Interest expense		3		16
	Fee and commission income		55		55

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Builton Co., Ltd.	Interest income	2	2
	Insurance income	1	1
	Gains on financial assets/liabilities at fair value through profit or loss	4	—
	Losses on financial assets/liabilities at fair value through profit or loss	—	1
KB Private Equity Fund III	Fee and commission income	238	279
Wise Asset Management Co., Ltd.	Interest expense	1	5
Acts Co., Ltd.	Insurance income	—	1
	Gains on financial assets/liabilities at fair value through profit or loss	30	—
	Losses on financial assets/liabilities at fair value through profit or loss	—	1,088
	Other non-operating expense	—	1,138
Dongjo Co., Ltd.	Reversal for credit losses	—	31
	Insurance income	2	—
A-PRO Co., Ltd.	Interest expense	1	—
	Insurance income	2	2
POSCO-KB Shipbuilding Fund	Fee and commission income	245	245
	Interest expense	—	36
Dae-A Leisure Co., Ltd.	Interest expense	4	5
Paycoms Co., Ltd.	Interest income	5	5
	Insurance income	1	—
	Gains on financial assets/liabilities at fair value through profit or loss	87	70
Big Dipper Co., Ltd.	Reversal for credit losses	—	2
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense Fee and commission income	26 149	18 171
KBTS Technology Venture Private Equity Fund	Fee and commission income	239	141
KB-SJ Tourism Venture Fund	Fee and commission income	169	145
JLK Inspection, Inc.	Interest income	—	4
	Interest expense	1	—
TESTIAN Inc.	Interest income	2	3
	Gains on financial assets/liabilities at fair value through profit or loss	29	92
Iwon Alloy Inc.	Insurance income	1	—
RMGP Bio-Pharma Investment Fund, L.P.	Other non-operating income	17	—
	Gains on financial assets/liabilities at fair value through profit or loss	119	—
	Losses on financial assets/liabilities at fair value through profit or loss	850	—
Hasys Inc.	Gains on financial assets/liabilities at fair value through profit or loss	128	—
	Insurance income	22	—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense Fee and commission income	59 183	— —
Spark Biopharma, Inc.	Interest expense	9	—
SKYDIGITAL INC	Fee and commission income	2	—
KB No.8 Special Purpose Acquisition Company[1]	Interest expense	—	17
	Losses on financial assets/liabilities at fair value through profit or loss	—	2,007
KB No.9 Special Purpose Acquisition Company[1]	Interest expense	(23)	20
	Gains on financial assets/liabilities at fair value through profit or loss	—	197
KB No.10 Special Purpose Acquisition Company	Interest expense	14	14
	Gains on financial assets/liabilities at fair value through profit or loss	3,066	105
KB No.11 Special Purpose Acquisition Company	Interest expense	5	—
	Gains on financial assets/liabilities at fair value through profit or loss	180	99
KB No.17 Special Purpose Acquisition Company	Fee and commission income	175	—
	Gains on financial assets/liabilities at fair value through profit or loss	1,461	—
	Interest expense	13	—
KB No.18 Special Purpose Acquisition Company	Fee and commission income	263	—
	Gains on financial assets/liabilities at fair value through profit or loss	2,200	—
	Interest expense	8	—
KB SPROTT Renewable Private Equity Fund I	Fee and commission income	123	—
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income	288	—
KOSESEUJITO CO., LTD.	Gains on financial assets/liabilities at fair value through profit or loss	7	—
CWhy Inc.	Insurance income	1	—
Stratio, Inc.	Interest expense	1	—
NEXOLON CO.,LTD.	Interest expense	2	—
CellinCells Co., Ltd	Interest expense	10	—
Keystone-Hyundai Securities No. 1 Private Equity Fund	Fee and commission income	50	29
Doosung Metal Co., Ltd.	Insurance income	—	1
Other
Retirement pension	Fee and commission income Interest expense	466 2	437 1

[1]	Excluded from the Group’s related party as of June 30, 2019.

The Group has purchased installment assets amounting to ~~W~~ 581,471 million and ~~W~~ 375,988 million for the three months periods ended June 30, 2019 and 2018, respectively, from SY Auto Capital Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)

Associates and joint ventures		June 30, 2019		December 31, 2018
Balhae Infrastructure Fund	Other assets	~~W~~	1,692	~~W~~	1,708
Korea Credit Bureau Co., Ltd.	Loans at amortized cost (Gross amount)		42		22
	Deposits		7,250		15,674
	Provisions		1		—
	Insurance contract liabilities		4		—
	Other liabilities		60		98
KB GwS Private Securities Investment Trust	Other assets		212		641
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		36,168		32,882
	Loans at amortized cost (Gross amount)		152,958		158,206
	Allowances for loan losses		15		15
	Other assets		695		736
	Deposits		44,685		43,666
	Provisions		10		10
	Insurance contract liabilities		229		113
	Other liabilities		160		24
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Other assets		89		90
Jungdo Co., Ltd.	Deposits		4		4
Dongjo Co., Ltd.	Insurance contract liabilities		1		2
Dae-A Leisure Co., Ltd.	Deposits		1,191		1,229
	Other liabilities		10		7
Aju Good Technology Venture Fund	Deposits		1,832		6,439
	Other liabilities		1		2
Doosung Metal Co., Ltd.	Deposits		3		3
KB Star Office Private Real Estate Investment Trust No.1	Loans at amortized cost (Gross amount)		10,000		10,000
	Allowances for loan losses		4		4
	Other assets		136		136
	Deposits		8,306		7,946
	Other liabilities		54		58
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits		6,692		18,813
	Other liabilities		3		7
KB IGen Private Equity Fund No.1	Deposits		147		148
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss		2,000		—

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

RAND Bio Science Co., Ltd.	Deposits	8,211	232
	Loans at amortized cost (Gross amount)	2	1
SY Auto Capital Co., Ltd.	Loans at amortized cost (Gross amount)	47,490	48,356
	Allowances for loan losses	16	18
	Other assets	96	94
	Deposits	5	5
	Provisions	13	11
	Insurance contract liabilities	22	6
	Other liabilities	79	102
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss	562	530
	Loans at amortized cost (Gross amount)	1,196	200
	Allowances for loan losses	1	1
	Other assets	3	1
	Deposits	402	68
	Insurance contract liabilities	1	3
KB Pre IPO Secondary Venture Fund 1st	Other assets	28	—
	Deposits	77	1,115
	Other liabilities	—	1
Builton Co., Ltd.	Other assets	1	1
	Financial assets at fair value through profit or loss	403	399
	Loans at amortized cost (Gross amount)	1	2
	Deposits	5	7
	Insurance contract liabilities	1	1
Wise Asset Management Co., Ltd.	Deposits	24	696
	Other liabilities	—	2
Acts Co., Ltd.	Loans at amortized cost (Gross amount)	68	—
	Intangible assets	—	530
	Deposits	103	29
	Insurance contract liabilities	1	—
	Other liabilities	100	530
POSCO-KB Shipbuilding Fund	Other assets	123	—
Paycoms Co., Ltd.	Other assets	—	1
	Financial assets at fair value through profit or loss	1,119	1,032
	Deposits	—	1
	Insurance contract liabilities	1	—
Big Dipper Co., Ltd.	Loans at amortized cost (Gross amount)	4	5
	Deposits	9	182
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	2,029	7,088
	Other liabilities	1	3

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

A-PRO Co., Ltd.	Insurance contract liabilities	4	2
	Deposits	2,202	2,201
JLK Inspection, Inc.	Financial assets at fair value through profit or loss	11,300	7,300
	Deposits	1	—
TESTIAN Inc.	Other assets	1	1
	Financial assets at fair value through profit or loss	644	615
IWON ALLOY CO.,LTD.	Insurance contract liabilities	1	2
CARLIFE CO.,LTD.	Deposits	—	2
COMPUTERLIFE CO.,LTD.	Deposits	2	1
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss	3,160	3,051
	Other liabilities	18	35
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss	7	4
Hasys.	Financial assets at fair value through profit or loss	5,992	5,864
	Insurance contract liabilities	7	29
SKYDIGITAL INC	Deposits	14	16
Rainist Co., Ltd.	Financial assets at fair value through profit or loss	2,504	2,504
	Deposits	1	1
Spark Biopharma, Inc.	Financial assets at fair value through profit or loss	6,500	6,500
	Deposits	1,210	2,630
	Other liabilities	19	19
HEYBIT, Inc.	Financial assets at fair value through profit or loss	250	250
Stratio, Inc.	Financial assets at fair value through profit or loss	1,000	1,000
	Deposits	1,453	516
Honest Fund, Inc	Financial assets at fair value through profit or loss	3,999	—
NEXOLON CO.,LTD.	Financial assets at fair value through profit or loss	300	—
CellinCells Co., Ltd	Financial assets at fair value through profit or loss	2,000	—
	Other liabilities	1	—
Joyang Industry Co., Ltd.	Deposits	4	—
KB No.9 Special Purpose Acquisition Company[1]	Financial assets at fair value through profit or loss	—	2,481
	Deposits	—	2,275
	Other liabilities	—	42
KB No.10 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,551	2,025
	Derivative financial assets	4,181	1,659
	Deposits	1,584	1,666
	Other liabilities	24	11

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

KB No.11 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	756	737
	Derivative financial assets	1,032	873
	Deposits	630	658
	Other liabilities	7	2
KB No.17 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,760	—
	Deposits	1,500	—
	Other liabilities	13	—
KB No.18 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	4,088	—
	Deposits	2,100	—
	Other liabilities	8	—
KOSESEUJITO CO., LTD.	Financial assets at fair value through profit or loss	1,442	—
CWhy Inc	Financial assets at fair value through profit or loss	2,000	—
	Insurance contract liabilities	1	—
Bomapp Inc.	Financial assets at fair value through profit or loss	1,999	—
ZOYI corporation INC.	Financial assets at fair value through profit or loss	2,000	—
Key management	Loans at amortized cost (Gross amount)	3,786	2,404
	Other assets	4	2
	Deposits	15,853	13,818
	Insurance contract liabilities	1,927	1,092
	Other liabilities	293	233
Other
Retirement pension	Other assets	374	331
	Other liabilities	64	16,388

[1]	Excluded from the Group’s related party as of June 30, 2019.

According to Korean IFRS 1024, the Group includes associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated interim financial statements. Refer to Note 12 for details on investments in associates and joint ventures.

Key management is the executive directors or above of the Parent Company and Kookmin Bank including their close family members and the companies they have control or joint control over.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Significant lending transactions with related parties for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Increase		Decrease		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	22	~~W~~	42	~~W~~	(22)	~~W~~	42
Incheon Bridge Co., Ltd.		191,088		3,294		(5,256)		189,126
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
KB Cape No.1 Private Equity Fund		—		2,000		—		2,000
RAND Bio Science Co., Ltd.		1		2		(1)		2
SY Auto Capital Co., Ltd.		48,356		6,289		(7,155)		47,490
Food Factory Co., Ltd.		730		1,038		(10)		1,758
Builton Co., Ltd.		401		5		(2)		404
Acts Co., Ltd.		—		68		—		68
Paycoms Co., Ltd.		1,032		87		—		1,119
Big Dipper Co., Ltd.		5		4		(5)		4
JLK Inspection, Inc.		7,300		4,000		—		11,300
TESTIAN Inc.		615		29		—		644
RMGP Bio-Pharma Investment Fund, L.P.		3,051		109		—		3,160
RMGP Bio-Pharma Investment, L.P.		4		3		—		7
Hasys		5,864		128		—		5,992
Rainist Co., Ltd.		2,504		—		—		2,504
Spark Biopharma, Inc		6,500		—		—		6,500
HEYBIT, Inc		250		—		—		250
Stratio, Inc		1,000		—		—		1,000
Honest Fund, Inc		—		3,999		—		3,999
NEXOLON CO., LTD.		—		300		—		300
CellinCells Co., Ltd		—		2,000		—		2,000
KB No.9 Special Purpose Acquisition Company[1]		2,481		—		(2,481)		—
KB No.10 Special Purpose Acquisition Company		2,025		526		—		2,551
KB No.11 Special Purpose Acquisition Company		737		19		—		756
KB No.17 Special Purpose Acquisition Company		—		2,760		—		2,760
KB No.18 Special Purpose Acquisition Company		—		4,088		—		4,088
KOSESEUJITO CO., LTD.		—		1,442		—		1,442
CWhy Inc		—		2,000		—		2,000
Bomapp Inc.		—		1,999		—		1,999
ZOYI corporation INC.		—		2,000		—		2,000
Key management		2,404		1,737		(355)		3,786

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	Beginning		Increase	Decrease	Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	22	—	(8)	14
Incheon Bridge Co., Ltd.		200,414	30,392	(34,859)	195,947
Dongjo Co., Ltd.		116	—	(116)	—
KB Star Office Private Real Estate Investment Trust No.1		10,000	—	—	10,000
RAND Bio Science Co., Ltd.		1	1	—	2
Inno Lending Co., Ltd.[1]		2	—	(1)	1
SY Auto Capital Co., Ltd.		40,057	18,806	(11,157)	47,706
Food Factory Co., Ltd.		679	507	(479)	707
Builton Co., Ltd.		1	399	—	400
Acts Co., Ltd.		1,927	—	(1,927)	—
Bungaejanter. Inc.[1]		425	—	(425)	—
Paycoms Co., Ltd.		1,066	977	(1,066)	977
Big Dipper Co., Ltd.		6	—	(3)	3
JLK Inspection, Inc.		—	800	—	800
TESTIAN Inc.		—	576	—	576
KB No.8 Special Purpose Acquisition Company[1]		2,296	—	(2,296)	—
KB No.9 Special Purpose Acquisition Company[1]		2,356	2,899	(2,356)	2,899
KB No.10 Special Purpose Acquisition Company		1,603	1,979	(1,603)	1,979
KB No.11 Special Purpose Acquisition Company		697	720	(697)	720

[1]	Excluded from the Group’s related party as of June 30, 2019.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Significant borrowing transactions with related parties for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning		Borrowing		Repayment		Others[1]		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	15,674	~~W~~	—	~~W~~	(2,000)	~~W~~	(6,424)	~~W~~	7,250
Incheon Bridge Co., Ltd.		43,666		24,000		(4,000)		(18,981)		44,685
Doosung Metal Co., Ltd		3		—		—		—		3
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		1,229		—		—		(38)		1,191
CARLIFE CO.,LTD.		2		—		—		(2)		—
COMPUTERLIFE CO., LTD.		1		—		—		1		2
SKYDIGITAL INC		16		—		—		(2)		14
Joyang Industry Co., Ltd.		—		—		—		4		4
Aju Good Technology Venture Fund		6,439		—		—		(4,607)		1,832
KB-KDBC Pre-IPO New Technology Business Fund		7,088		7,000		(7,000)		(5,059)		2,029
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		18,813		—		—		(12,121)		6,692
KB Star Office Private Real Estate Investment Trust No.1		7,946		2,926		(3,010)		444		8,306
SY Auto Capital Co., Ltd.		5		—		—		—		5
KB No.9 Special Purpose Acquisition Company[2]		2,275		—		(2,266)		(9)		—
KB No.10 Special Purpose Acquisition Company		1,666		—		(180)		98		1,584
KB No.11 Special Purpose Acquisition Company		658		—		—		(28)		630
KB No.17 Special Purpose Acquisition Company		—		1,500		—		—		1,500
KB No.18 Special Purpose Acquisition Company		—		2,200		(100)		—		2,100
RAND Bio Science Co., Ltd.		232		—		—		7,979		8,211
Wise Asset Management Co., Ltd.		696		—		(682)		10		24
Builton Co., Ltd.		7		—		—		(2)		5
Food Factory Co., Ltd.		68		—		—		334		402
Acts Co., Ltd.		29		—		—		74		103
Paycoms Co., Ltd.		1		—		—		(1)		—
Big Dipper Co., Ltd.		182		—		—		(173)		9
A-PRO Co., Ltd.		2,201		—		—		1		2,202
JLK Inspection, Inc.		—		—		—		1		1
Rainist Co., Ltd.		1		—		—		—		1
Spark Biopharma, Inc.		2,630		—		(1,000)		(420)		1,210
Stratio, Inc		516		—		—		937		1,453
NEXOLON CO.,LTD.		—		—		(200)		200		—
KB IGen Private Equity Fund No.1		148		—		—		(1)		147
KB Pre IPO Secondary Venture Fund 1st		1,115		—		—		(1,038)		77
Key management[3]		13,818		8,383		(6,580)		233		15,854

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)	2018
	Beginning		Borrowing		Repayment		Others[1]		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	25,513	~~W~~	1,000	~~W~~	(7,000)	~~W~~	(12,379)	~~W~~	7,134
Incheon Bridge Co., Ltd.		48,795		—		—		(1,866)		46,929
Terra Co., Ltd.		10		—		—		(10)		—
Jungdong Steel Co., Ltd.		3		—		—		—		3
Doosung Metal Co., Ltd		—		—		—		1		1
Jungdo Instruction Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		466		479		(466)		692		1,171
Daesang Techlon Co., Ltd.[2]		2		—		—		(2)		—
CARLIFE CO.,LTD.		—		—		—		2		2
COMPUTERLIFE CO.,LTD.		—		—		—		2		2
Aju Good Technology Venture Fund		2,771		—		—		3,366		6,137
KB-KDBC New Technology Business Fund		7,500		—		—		(6,527)		973
KB Star Office Private Real Estate Investment Trust No.1		6,962		329		—		288		7,579
SY Auto Capital Co., Ltd.		6		—		—		—		6
KB No.8 Special Purpose Acquisition Company[2]		2,339		—		(2,300)		(39)		—
KB No.9 Special Purpose Acquisition Company[2]		2,309		2,266		(2,234)		(18)		2,323
KB No.10 Special Purpose Acquisition Company		1,698		—		—		(21)		1,677
KB No.11 Special Purpose Acquisition Company		530		—		—		153		683
RAND Bio Science Co., Ltd.		1,032		—		(500)		897		1,429
Wise Asset Management Co., Ltd.		340		1,313		(1,164)		4		493
Builton Co., Ltd.		26		—		—		8		34
Food Factory Co., Ltd.		1		—		—		4		5
Acts Co., Ltd.		4		—		—		(4)		—
Paycoms Co., Ltd.		—		—		—		1		1
Big Dipper Co., Ltd.		473		—		—		(364)		109
Rainist Co., Ltd.		—		—		—		223		223
Spark Biopharma, Inc.		—		—		(500)		1,002		502
KB Pre IPO Secondary Venture Fund 1st		2,690		2,000		(4,000)		1,104		1,794
POSCO-KB Shipbuilding Fund		—		14,000		(7,000)		—		7,000
Inno Lending Co., Ltd. [2]		41		—		—		142		183

[1]	Transactions from operating activities with related parties (i.e. such as settlement, deposit on demend, etc) are netted.
[2]	Excluded from the Group’s related party as of June 30, 2019.
[3]	Represents the transactions have started occurring since the current year.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Significant investment and collection transaction with related parties for the six-month periods ended June 30, 2019, is as follows:

(In millions of Korean won)	2019
	Equity investments		Withdrawal and others
Korea Credit Bureau Co., Ltd.	~~W~~	—	~~W~~	135
Balhae Infrastructure Company		191		3,429
KoFC KBIC Frontier Champ 2010-5(PEF)[1]		—		138
KB GwS Private Securities Investment Trust		—		4,084
KBTS Technology Venture Private Equity Fund		1,792		—
KB-SJ Tourism Venture Fund		1,500		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		5,000		—
KB Star Office Private Real Estate Investment Trust No. 1		—		624
KB Cape No.1 Private Equity Fund		2,000		—
KB No.9 Special Purpose Acquisition Company[1]		—		16
KB No.17 Special Purpose Acquisition Company		1		—
KB No.18 Special Purpose Acquisition Company		1		—
KB SPROTT Renewable Private Equity Fund I		472		—
KB-Stonebridge Secondary Private Equity Fund		7,070		—

[1]	Excluded from the Group’s related party as of June 30, 2019.

Unused commitments to related parties as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)		June 30, 2019		December 31, 2018
Associates and joint ventures
Balhae Infrastructure Fund	Purchase of security investment	~~W~~	10,453	~~W~~	10,453
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		558		108
KoFC KBIC Frontier Champ 2010-5(PEF)[1]	Purchase of security investment		—		2,150
	Preferred loss allowance agreement		—		10,000
KB GwS Private Securities Investment Trust	Purchase of security investment		876		876
Aju Good Technology Venture Fund	Purchase of security investment		1,960		1,960
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused commitments of credit card		92		94
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Purchase of security investment		12,550		12,550
	Preferred loss allowance agreement		10,000		10,000
SY Auto Capital Co., Ltd.	Loan commitments in Korean won		7,560		6,700
	Unused commitments of credit card		100		94

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

KB No.9 Special Purpose Acquisition Company[1]	Unused commitments of credit card		—		1
KB No.10 Special Purpose Acquisition Company	Unused commitments of credit card		5		5
RAND Bio Science Co., Ltd.	Unused commitments of credit card		23		24
Builton Co., Ltd.	Unused commitments of credit card		4		3
Food Factory Co., Ltd.	Unused commitments of credit card		24		11
Big Dipper Co., Ltd.	Unused commitments of credit card		96		95
KB Pre IPO Secondary Venture Fund 1st	Preferred loss allowance agreement		1,671		1,671
POSCO-KB Shipbuilding Fund	Purchase of security investment		7,500		7,500
KB-KDBC New Technology Business Investment Fund	Purchase of security investment		5,000		5,000
KBTS Technology Venture Private Equity Fund	Purchase of security investment		12,944		13,776
KB-SJ Tourism Venture Fund	Purchase of security investment		2,000		3,500
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Purchase of security investment		24,000		32,000
KB SPROTT Renewable Private Equity Fund I	Purchase of security investment		24,027		—
KB-Stonebridge Secondary Private Equity Fund[1]	Purchase of security investment		27,930		—
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of security investment	USD	9,531,827	USD	10,271,257
RMGP Bio-Pharma Investment, L.P.	Purchase of security investment	USD	14,111	USD	15,847
Key management	Loan commitments in Korean won		1,622		1,832

[1]	Excluded from the Group’s related party as of June 30, 2019.

Compensation to key management for the six-month periods ended June 30, 2019 and 2018, are as follows:

(In millions of Korean won)

	2019
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	3,972	~~W~~	259	~~W~~	3,520	~~W~~	7,751
Registered directors (non-executive)		467		—		—		467
Non-registered directors		4,509		157		3,138		7,804

	~~W~~	8,948	~~W~~	416	~~W~~	6,658	~~W~~	16,022

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)

	2018
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	1,260	~~W~~	37	~~W~~	618	~~W~~	1,915
Registered directors (non-executive)		458		—		—		458
Non-registered directors		3,551		137		1,116		4,804

	~~W~~	5,269	~~W~~	174	~~W~~	1,734	~~W~~	7,177

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Collateral received from related parties as of June 30, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)		June 30, 2019		December 31, 2018
Associates
KB Star Office Private Real Estate Investment Trust No.1	Real estate	~~W~~	13,000	~~W~~	13,000
Key management	Time deposits and others		186		401
	Real estate		2,798		3,182

As of June 30, 2019, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering completed risk insurance, and management rights as senior collateral amounting to ~~W~~ 611,000 million to a financial syndicate that consists of the Group and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders that consist of the Group and two other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to a financial syndicate consisting of the Group and 5 other institution.

42. Changes in accounting policies-Implementation of Korean IFRS 1116 Leases

The Group applied Korean IFRS 1116 retrospectively as of January 1, 2019. However, the financial statements for the year ended 2018 was not restated using the method allowed by transitional provisions. Therefore reclassification and adjustments under the new IFRS were recognized in the financial statements beginning on January 1, 2019.

At inception of a contract, the Group shall assess whether the contract is, or contains, a lease. They also identify whether the contract is, or contains, a lease according to IFRS on the date of initial application. However, the contracts written before the date of initial application are permitted to applying a practical expedient and the Group do not have to go through all the contracts. At inception of a contract, the Group shall assess whether the contract is, or contains, a lease based on the date of initial application.

For a contract that is, or contains, a lease, a lessee or lessor shall account for each lease component within the contract as a lease separately from non-lease components of the contract. Moreover, a lessee is permitted to elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component. The Group applies practical expedient to all (or a part of) contracts that are, or contains a lease and elects to combine non-lease components with a lease component and to account for them as a single lease component.

A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset (lease assets) and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis. Assets and liabilities arising from a lease are initially measured on a present value basis.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

Lease liabilities include the net present value of the following lease payments.

•	fixed payments (including in-substance fixed payments), less any lease incentives

•	variable lease payments that depend on an index or a rate

•	amounts expected to be payable by the lessee under residual value guarantees

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option

•	payments for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments shall be discounted using the interest rate implicit in the lease, if the rate can be readily determined. The Group has to determine the incremental borrowing rate if the interest rate cannot be readily determined, which defined as the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

The cost of the right-of-use asset shall comprise.

•	the amount of the initial measurement of the lease liability

•	any lease payments made at or before the commencement date, less any lease incentives received

•	any initial direct costs incurred by the lessee

•	an estimate of costs restoring the site

However, short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and lease of low-value assets (For example, underlying leased asset under $ 5,000) are permitted to elect exceptional conditions. The Group applies the exemption of the standard for one time lease of real estate (for training purpose) and leases of low-value assets(fundamental assets ~~W~~ 5 million and less than $5,000).

Related to sale and leaseback, an entity (seller-lessee) is required to applying IFRS 15 ‘Revenue from Contracts with Customers’ to determine whether the transfer of an asset is accounted for as a sale of that asset. However, an entity shall not reassess sale and leaseback transactions entered into before the date of initial application.

A lessee may apply one of the standards to its leases either; retrospectively to each prior reporting period presented applying IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (a full retrospective approach) or retrospectively with the cumulative effect of initially applying the Standard recognized at the date of initial application.

As of January 1, 2019, the Group initially adopted Korean IFRS 1116 using the modified retrospective method. Consequently, the comparative information has not been restated.

Regarding leases that were formerly classified as finance leases, the Group recognized the carrying amount of lease assets and liabilities in the statement of financial position immediately before the date of initial application as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principle from Korean IFRS 1116 was applied after the date of the initial application. The remeasured amounts of lease liabilities were recognized as the adjusted right-of-use asset immediately after the date of initial application.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

(In millions of Korean won)

	January 1, 2019
Right-of-use asset
Discounts used lessee’s incremental borrowing rate at the date of current initial application	~~W~~	574,850
Add : Financial leased asset recognized at December 31, 2018		34,002
Right-of use asset recognized as of the date of initial application		608,852
Lease liability
Operating lease commitments disclosed at December 31, 2018		585,923
Discounted amount using the lessee’s incremental borrowing rate[1] at the date of initial application		544,516
Add : Financial leased liability recognized at December 31, 2018		10,161
Lease liability recognized as of the date of initial application		554,677

[1]	The incremental borrowing rate is 1.82%~6.95%.

The difference between the amount of the right-of-use asset and the lease liability is adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position immediately before the date of initial application.

The amounts recognized in statement of financial position

The amount related to lease recognized in statement of financial position as of June 30, 2019 is as follows:

(In millions of Korean won)	June 30, 2019
Right-of-use property and equipment [1]
Real estate	~~W~~	541,940
Vehicles		20,688
Others		21,387

		584,015

Right-of-use intangible assets [2]		16,166

		16,166

		600,181

Lease liabilities	~~W~~	573,617

[1]	It is included in property and equipment of financial statements.
[2]	It is included in intangible assets of financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2019 and 2018 (Unaudited), and December 31, 2018

The amounts recognized in statement of profit or loss

The amount related to lease recognized in statement of profit or loss for the six-month periods ended June 30, 2019 is as follows:

(In millions of Korean won)	2019
Depreciation and amortization of right-of-use assets
Real estate	~~W~~	126,915
Vehicles		9,545
Others		4,114
Intangible asset		4,840

	~~W~~	145,414

Interest expense on the lease liability(Included in finance charges)	~~W~~	6,172
Short-term lease payments (Included in administrative expenses)		1,039
Payments for leases of low-value assets different from short-term leases (Included in administrative expenses)		797
Variable lease payments not included in the measurement of the lease liabilities (Included in administrative expenses)	~~W~~	6